                                              Filed Pursuant to Rule 424(b)(4)
                                              Registration No. 333-91627

                                5,500,000 Shares
[ORGANIC LOGO]                   ORGANIC, INC.

                                  Common Stock
                             ----------------------

     This is an initial public offering of shares of common stock of Organic, Inc. All of the 5,500,000 shares of common stock are being sold by Organic.

     Prior to this offering, there has been no public market for the common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "OGNC". After the offering, affiliates will own 83.6% of our common stock, of which Organic Holdings, Inc. will own 64.9% and Omnicom Group Inc. will own 18.7%.

     See "Risk Factors" beginning on page 8 to read about risks you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------   ------------
Initial public offering price...............................   $20.00     $110,000,000
Underwriting discount.......................................   $ 1.40     $  7,700,000
Proceeds, before expenses, to Organic.......................   $18.60     $102,300,000

     To the extent that the underwriters sell more than 5,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 825,000 shares from Organic at the initial public offering price, less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares in New York, New York on February 15, 2000.

GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE
                           THOMAS WEISEL PARTNERS LLC
                             ----------------------

                       Prospectus dated February 9, 2000.

INSIDE FRONT COVER:

ORGANIC LOGO


INSIDE GATEFOLD:
ORGANIC LOGO
HEADLINE: Connecting Customers to Businesses Through Our Service Lines

SUB HEAD: Services for Online Business Needs

COPY: ORGANIC

SERVICES FOR ONLINE BUSINESS NEEDS

We believe there has been a fundamental shift in the relationship between businesses and their customers. Customers now determine the final information and products delivered, requiring businesses to provide increasingly sophisticated choices and interactions. Our services are focused on solving the various issues that a business encounters with customers.

      Services:
      - iBusiness: consulting, Web site design and software engineering services through which we develop online business plans and create Web sites;

      - Media: we plan and manage online advertising campaigns including electronic mail promotions and affiliate program management;

      - Communications: public relations services through which we plan and manage our clients' press and publication relationships as well as product and company launches; and

      - Logistics: customer service and fulfillment consulting services through which we evaluate, assist and manage for our clients warehouse and customer call center facilities.

We help our clients build online businessesfrom national and international offices.

IMAGE1: map of Organic office locations
COPY: none

detroit
chicago
london
new york
san francisco
singapore
sao paulo
toronto

THE DIAGRAM

DIAGRAM:
(each of the four services shown below are integrated, but responsible for specific specializations)

SERVICE: Media;

SERVICE: Communications;

SERVICE: iBusiness;

SERVICE: Logistics;

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements before making an investment decision.

                                  OUR BUSINESS

     Organic is an international Internet professional services firm. We provide our clients various services to build and operate online businesses. These services include iBusiness, media, communications and logistics.

     - iBusiness refers to our consulting, Web site design and software engineering services through which we develop online business plans and create Web sites;

     - Media refers to our services through which we plan and manage online advertising campaigns including electronic mail promotions and affiliate program management;

     - Communications refers to our public relations services through which we plan and manage our clients' press and publication relationships as well as product and company launches; and

     - Logistics refers to our customer service and fulfillment consulting and transaction management services through which we evaluate, assist and manage for our clients' warehouse and customer call center facilities.

     We believe that the Internet has shifted the balance of power from businesses to customers and has created the first truly global marketplace. We also believe the ultimate customer, whether a business or consumer, is the central and most influential participant in a commercial relationship. We believe the key to our business is our complete focus on our clients' customers -- the customer-to-business market. We designed our services in recognition of the challenges our clients face due to this shift.

     Founded in 1993 as a sole proprietorship and incorporated in January 1995, we have a history as an innovator in the Internet professional services industry. We have designed and developed a number of Web sites that were the first in their industry category. We have performed work for over 250 clients and have gained significant experience by working with both major offline and emerging Internet companies. We have organically grown our business, creating one of the largest independent Internet professional services organizations with nearly 700 employees in eight offices worldwide including Asia, Europe and Latin America.

     Through September 30, 1999, we have experienced significant losses, with a total loss of $20.5 million since inception largely due to a cumulative stock compensation charge of $12.3 million. We expect to continue to have operating losses in the future, mostly due to increased operating expenses from stock compensation and other stock-based charges and increased capital expenses incurred to create a leadership position in the highly competitive market in which we operate. In addition, we derive a significant portion of our revenues from a limited number of clients. For example, DaimlerChrysler and Blockbuster accounted for approximately 12% and 10% of our total revenues during the nine months ended September 30, 1999.

                             OUR MARKET OPPORTUNITY

     Few businesses have the internal capabilities to address the opportunities and challenges of the Internet. The complexity of conducting business online, the rapidly changing technological environment, the need to improve time-to-market and the limited supply of technically proficient internal personnel creates significant demand for Internet professional services. According to a 1998 Dataquest survey, 83% of Fortune 1000 companies currently purchase, or plan to purchase, Internet professional services solutions such as those we provide. Furthermore, International Data Corporation estimates the worldwide market for

Internet professional services will grow from $7.8 billion in 1998 to $78.6 billion in 2003, which represents a compound annual growth rate of more than 58%.

                                  OUR OFFICES

     Our headquarters are located at 510 Third Street, San Francisco, California 94107 and our telephone number is (415) 365-5500. Our Web site is www.organic.com. This reference to our Web site does not constitute incorporation by reference of the information contained at our site.

                       CONTROL OF OUR COMPANY BY INSIDERS

     Immediately following the offering, Organic Holdings, Inc. will own 64.9% of our outstanding common stock, and Omnicom Group will own 18.7% of our outstanding common stock. Jonathan Nelson, through his ownership in Organic Holdings, Inc., after the offering will beneficially own 64.9% of our common stock. Jonathan Nelson, through his ownership in Organic Holdings, Inc., will have the power to control the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of any or all of our assets.

                                  THE OFFERING

Common stock offered by Organic...................  5,500,000 shares
Common stock to be outstanding after
  this offering...................................  78,857,200 shares
Use of proceeds...................................  To expand our corporate infrastructure, reduce outstanding debt of $4 million to Omnicom Group,
                                                    which will own 18.7% of our common stock after the
                                                    offering, and for general corporate purposes,
                                                    including working capital, and capital
                                                    expenditures.
Nasdaq National Market symbol.....................  "OGNC"

                            ------------------------

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999 and does not include the following:

     - 15,712,932 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.72 per share granted under our 1997 stock option plan and 5,392,953 shares available for future issuance under our 1997 stock option plan;

     - 10,500,000 shares of common stock reserved for future issuance under our 1999 long-term stock incentive plan; or

     - 10,000,000 shares of common stock reserved for future issuance under our 2000 employee stock purchase plan.

     Please see "Capitalization" for a more complete description regarding the outstanding shares of our common stock and options to purchase our common stock and other related matters.
                            ------------------------

     Unless otherwise noted, all information in this prospectus:

     - assumes the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments, if any;

     - reflects the conversion of each outstanding share of our preferred stock into three shares of common stock automatically upon the closing of this offering;

     - reflects the exercise of our outstanding warrant issued to Omnicom Group for 2,249,076 shares of common stock at $0.0033 per share; and

     - reflects a 3-for-1 split of our common stock before our preferred stock converts into common stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     The following table is a summary of our consolidated statement of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The financial results for the nine months ended September 30, 1998 are unaudited.

                                                JANUARY 31,                                                    FOR THE
                                                    1995                                                  NINE MONTHS ENDED
                                               (INCEPTION) TO        YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                                DECEMBER 31,    -----------------------------------   -------------------------
                                                    1995           1996        1997        1998          1998          1999
                                               --------------   -----------   -------   -----------   -----------   -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.....................................   $     1,895     $     4,294   $ 6,780   $    27,734   $    20,744   $    51,781
Operating expenses:
  Professional services (exclusive of $0, $0,
    $0, $183, $57 and $3,355 reported below
    of stock-based compensation for the years
    ended 1995, 1996, 1997 and 1998 and for
    the nine months ended September 30, 1998
    and 1999, respectively)..................           530           1,889     4,285        16,801        11,191        29,929
  Selling, general and administrative
    (exclusive of $14, $53, $87, $511, $234
    and $8,102 reported below of stock-based
    compensation for the years ended 1995,
    1996, 1997 and 1998 and for the nine
    months ended September 30, 1998 and 1999,
    respectively)............................           655           2,104     5,473        12,068         7,276        26,018
  Stock compensation and other stock-based
    charges..................................            14              53        87           694           291        11,457
    Total operating expenses.................         1,199           4,046     9,845        29,563        18,758        67,404
Operating income (loss)......................           696             248    (3,065)       (1,829)        1,986       (15,623)
Net income (loss)............................   $       412     $       237   $(1,785)  $    (2,766)  $     1,146   $   (15,737)
Net income (loss) per share:(1)
  Basic......................................   $    45,768     $    26,286   $  (668)  $    (10.81)  $      8.41   $    (13.01)
  Diluted....................................   $      0.01     $      0.00   $  (668)  $    (10.81)  $      0.02   $    (13.01)
Weighted average common shares
  outstanding:(1)
  Basic......................................             9               9     2,671       255,888       136,259     1,209,591
  Diluted....................................    65,025,009      65,025,009     2,671       255,888    65,424,719     1,209,591
Unaudited pro forma basic and diluted net
  loss per share(2)..........................                                           $     (0.04)                $     (0.22)
Unaudited pro forma weighted average common
  shares outstanding(2)......................                                            65,280,888                  70,389,036

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares used in computing per share data.

(2) Unaudited pro forma net loss per share has been computed by dividing net loss by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of common shares outstanding includes the pro forma effects of the automatic conversion on a weighted average basis of our preferred stock, and the exercise of a warrant for 2,249,076 shares of common stock as if such conversion had occurred on January 1, 1998 for the year ended December 31, 1998 and on January 1, 1999 for the nine months ended September 30, 1999, or at the date of original issuance, if later.

     The following table provides a summary of our consolidated balance sheet as of September 30, 1999. The pro forma column gives effect to the conversion of all outstanding preferred stock and the exercise of a warrant for 2,249,076 shares of common stock upon the closing of the offering. The pro forma as adjusted column reflects the receipt of the net proceeds from the sale in this offering of 5,500,000 shares of common stock at an initial public offering price of $20.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization".

                                                                           SEPTEMBER 30, 1999
                                                                ----------------------------------------
                                                                                            PRO FORMA
                                                                ACTUAL      PRO FORMA      AS ADJUSTED
                                                                -------    -----------    --------------
                                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 3,204      $ 3,211         $104,445
Working capital.............................................      3,108        3,115          104,349
Total assets................................................     60,077       60,084          161,318
Long-term obligations, less current portion.................        538          538              538
Total stockholders' equity..................................     31,342       31,349          132,583

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before you purchase any shares of our common stock.

     The information in this prospectus includes forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus.

                            RISKS RELATED TO ORGANIC

WE MAY BE UNABLE TO RECRUIT AND RETAIN THE TALENTED PERSONNEL WHO ARE ESSENTIAL FOR COMPLETING CLIENT PROJECTS, WHICH COULD HARM OUR PERFORMANCE ON EXISTING PROJECTS AND REDUCE OUR ABILITY TO OBTAIN NEW PROJECTS, AND THEREFORE REDUCE OUR REVENUES AND PROFITS

     Our business is labor intensive, and our success depends on identifying, hiring, training and retaining professionals. All of our current employees and senior managers are employed on an at-will basis. If a significant number of our current employees, contractors or any of our senior managers leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenues.

     Even if we retain our current employees and contractors, our management must continually recruit talented professionals for our business to grow. Competition for these employees is intense, particularly in the Internet and high technology industries. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. As of September 30, 1999, we had 681 employees. We believe that we need to hire additional personnel to support our business. The failure to retain or attract the necessary personnel would reduce our capacity to handle new client engagements and therefore our revenue growth, which would seriously harm our business, financial condition and results of operations.

WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR RAPID GROWTH, WHICH COULD RESULT IN OUR BEING UNABLE TO EFFECTIVELY CONTROL OUR COSTS AND IMPLEMENT OUR BUSINESS STRATEGIES

     We began expanding our operations both in the U.S. and internationally in the past year. We believe further expansion will be required to address the anticipated growth in our client base and market opportunities. We also believe expansion into new geographic areas is important because we believe we can better serve clients with resources and professionals located near the client. Our current expansion has placed, and any future expansion may continue to place, a significant strain on our managerial, operational, financial and other resources.

     If we are unable to manage growth effectively or if we experience disruptions during our expansion, our expenses could increase more quickly than revenues or our revenues might be reduced as a result of failure to adequately service new client engagements, either of which would seriously harm our business, financial condition and results of operations.

OUR REVENUES COULD BE SIGNIFICANTLY REDUCED BY THE LOSS OF A MAJOR CLIENT

     We derive a significant portion of our revenues from a limited number of clients. The loss of any major client, if not replaced, could dramatically reduce our revenues. For example, for the nine months ended September 30, 1999, our five largest clients accounted for 41% of our revenues. During this period, DaimlerChrysler accounted for approximately 12% of our revenues and Blockbuster accounted for approximately 10% of our revenues.

OUR LACK OF LONG-TERM CONTRACTS WITH OUR CLIENTS REDUCES THE PREDICTABILITY OF OUR REVENUES

     We generally do not have long-term contracts with our clients and are generally retained on an engagement-by-engagement basis. These engagements vary in size and scope and cause our revenues to be difficult to predict. In addition, generally our contract provides for termination by either party after notice and a transition period of up to 180 days. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. Because we incur costs based on our expectations of revenue from future engagements, our failure to predict our revenues accurately may cause the increase in our expenses to substantially outpace our revenue growth, which would seriously harm our financial condition and results of operations.

IF WE FAIL TO ACCURATELY PREDICT COSTS RELATED TO OUR FIXED-PRICE PROJECTS, WE MAY LOSE MONEY

     Most of our current projects are on a fixed-price, fixed-timeframe basis, rather than on a time and materials basis. For the nine month period ended September 30, 1999, management estimates revenues from fixed price projects were approximately 75% of total revenues. Often, we fix the price or timeframe before we finalize the design specifications. If we miscalculate the resources or time necessary to complete these projects, to meet client expectations about the services to be performed or to complete projects within budget, we could have cost overruns and we could lose money on these projects, which could seriously harm our operating results. The risk of miscalculations in pricing is high because we work with complex technologies in compressed timeframes, and therefore it can be difficult to judge the time and resources necessary to complete a project.

WE MAY HAVE DIFFICULTY IN MANAGING OUR INTERNATIONAL EXPANSION AND OPERATIONS, WHICH COULD HARM OUR BUSINESS AND FINANCIAL CONDITION

     A key element of our strategy is to expand our business into international markets. In addition to our U.S. operations, we have operations in Sao Paulo, Brazil which opened in February 1999; London, England which opened in April 1999; Singapore which opened in September 1999; and Toronto, Canada which opened in January 2000. Our international offices provide the same or similar services as our U.S. offices, sometimes in conjunction with our U.S. offices. Our management may have difficulty in managing our international operations because of distance, as well as language and cultural differences. Our management cannot assure you that they will be able to market and deliver our services successfully in foreign markets.

     Other risks related to our international operations include:

     - success in finding and acquiring suitable strategic acquisition candidates;

     -   difficulties arising from staffing and managing foreign operations;

     - legal and regulatory requirements of different countries, including different tax or labor laws;

     -   difficulties in using equity incentives for employees;

     - international currency issues, including fluctuations in currency exchange rates;

     - restrictions on the import and export of sensitive technologies, including data security and encryption technologies that we may wish to use in solutions we develop for clients; and

     -   potential political or economic instability.

     If any of these risks should materialize, our international and U.S. businesses, financial conditions and results of operations could be harmed. Our revenues derived from international operations were 4.6% of our total revenues for the nine months ended September 30, 1999.

OUR BILLABLE EMPLOYEES MAY BE UNDERUTILIZED IF CLIENTS DO NOT RETAIN OUR SERVICES, WHICH COULD REDUCE OUR REVENUES AND MARGINS AND DAMAGE OUR POTENTIAL PROFITABILITY

     Many of our current or potential clients that are in the early stages of development may be unable to continue to retain our services because of financial constraints. In addition, some of our large clients who utilize our services for multiple engagements or in stages may choose not to retain our services for additional stages of a project or may choose to cancel or delay additionally planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial condition of the client. If a client defers, modifies or cancels an engagement or chooses not to retain our services for additional phases of a project, we may be unable to rapidly redeploy billable employees to other engagements, to minimize underutilization of those employees. This underutilization could reduce our revenues and gross margins and damage our potential profitability.

     For example, if DaimlerChrysler, the sole client of our Detroit, Michigan office at the present time, chooses not to retain our services, the billable employees in our Detroit office could be underutilized.

HISTORICALLY WE HAVE GRANTED OPTIONS TO PURCHASE COMMON STOCK AT LOW EXERCISE PRICES, WHICH WILL RESULT IN ADDITIONAL COMPENSATION EXPENSE IN THE FUTURE AND REDUCE OUR REPORTED EARNINGS

     Historically we have granted employees options to purchase our common stock at exercise prices less than the offering price. During the nine months ended September 30, 1999, we granted options to purchase 9,528,150 shares of common stock to employees and non-employee directors with exercise prices ranging from $1.1667 to $2.00 per share. We recognized stock-based compensation expense of $11.0 million for the nine months ended September 30, 1999 relating to the difference between the exercise price of the options and the offering price of our common stock. Based on grants made through December 31, 1999, we will recognize in the aggregate additional stock-based compensation expense of $99.8 million as the options vest over the next four years which will dilute any future earnings that we may achieve.

WE ARE LIKELY TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS WHICH MAY MAKE THE PRICE OF OUR COMMON STOCK DIFFICULT TO PREDICT

     Our quarterly operating results have varied in the past and we expect that our revenues and operating results will continue to fluctuate significantly from quarter to quarter due to a variety of factors, many of which are outside of our control. Some important factors affecting our revenues and operating results from quarter to quarter, in order of their relative magnitude are:

     -   changes in our operating expenses as we expand operations;

     -   timing and execution of major client engagements;

     -   the timing and cost of advertising and related media;

     -   timing of employee hiring and utilization rates;

     - increases in the number of independent contractors we must hire to meet client needs, which would result in increased costs versus an equivalent number of employees;

     - our ability to develop, market and introduce new and significant online business solutions on a timely basis;

     -   our success in obtaining suitable locations for expansion;

     -   client budgetary cycles;

     -   pricing changes in the industry;

     -   demand for our Internet professional services;

     -   economic conditions in the Internet professional services market; and

     -   legal or regulatory developments regarding the Internet.

     Our quarterly revenues and operating results are volatile and difficult to predict. Our revenues for the first, second, third and fourth quarters of 1998 were 18.2%, 29.3%, 27.3% and 25.2%, respectively, of our total revenues for the year ended December 31, 1998. Our revenues for the first, second and third quarters of 1999 were 19.5%, 33.3% and 47.2%, respectively, of our total revenues for the nine months ended September 30, 1999. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

THE SEASONALITY OF OUR REVENUES COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FALL BELOW THE EXPECTATIONS OF MARKET ANALYSTS AND INVESTORS, WHICH COULD HAVE A NEGATIVE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK

     In general, our clients concentrate their expenditures on our services in the second and third quarters of the calendar year. We expect this concentration of expenditures to result in fluctuations in our revenues between these quarters and the first and fourth quarters of the calendar year. It is also possible that in the future our revenues will decline from one quarter to the next as a result of this concentration. If these fluctuations or declines are greater than market analysts or investors expect, our stock price could decline.

WE HAVE A HISTORY OF LOSSES AND WE MAY EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD RESULT IN THE MARKET PRICE OF OUR COMMON STOCK DECLINING

     We have experienced operating losses as well as net losses during fiscal 1997 and 1998 and the nine months ended September 30, 1999. For the fiscal years 1997, 1998 and the nine months ended September 30, 1999, our net losses were $1.8 million, $2.8 million, and $15.7 million, respectively. For the fiscal years 1997, 1998 and the nine months ended September 30, 1999, our net losses were 26.3%, 10.0%, and 30.4% of total revenues, respectively. We may not be able to sustain the revenue growth we have experienced or the levels of revenues obtained previously. In addition, we intend to continue to invest heavily in development of our infrastructure and recruiting. As a result, we will need to generate significant revenues to achieve profitability. We cannot assure you that we will achieve profitability in the future or, if we achieve profitability, that we will be able to sustain it. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

WE RELY ON THE SERVICES OF OUR SENIOR MANAGEMENT AND OTHER KEY PERSONNEL, AND THOSE PERSONS' KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERIENCE WOULD BE DIFFICULT TO REPLACE

     We believe that our success will depend on the continued employment of our senior management team and other key personnel. Any of our officers or employees can terminate his or her employment relationship at any time. Currently, our key executives are Jonathan Nelson, our Chief Executive Officer and Chairman of the Board, and Michael Hudes, our President. The loss of either of these key employees or our inability to attract or retain other qualified employees could harm our business, financial condition and results of operations. While we currently maintain a key person life insurance policy for Jonathan Nelson, the amount of this insurance may be inadequate to compensate us for his loss.

IF WE ARE NOT SUCCESSFUL IN OPENING AND GROWING NEW OFFICES, OUR FINANCIAL RESULTS MAY SUFFER

     An important component of our growth strategy is to open offices in new geographic locations. Once we select a new location, we typically devote substantial financial and management resources to properly launch and grow that office. We cannot assure you that we will select appropriate markets to enter, open new offices efficiently or manage new offices profitably. Our failure to accurately assess these issues could negatively affect our business.

IF NEW SERVICES WE DEVELOP ARE NOT SUCCESSFUL, OUR BUSINESS COULD BE HARMED

     Clients may not favorably receive any new services that we launch, which could damage our reputation and brand name. We also cannot be certain that we will generate satisfactory revenues from any expanded services to offset the costs we incur to expand those services. Any expansion of our operations also would require significant additional expenses, and these efforts may strain our management, financial and operational resources.

WE WILL LIKELY CONTINUE TO FACE INTENSE COMPETITION WHICH COULD HARM OUR OPERATING RESULTS

     The market for Internet professional services is relatively new, intensely competitive, quickly evolving and subject to rapid technological change. In addition, our industry is experiencing rapid consolidation. Our current national and international competitors include the following:

     - other providers of Internet professional services, including AGENCY.COM, iXL, Proxicom, Razorfish, Scient, USWeb/CKS and Viant;

     - large information technology consulting services providers, including Andersen Consulting, Cambridge Technology Partners, Cap Gemini, CSC, EDS, IBM and Sapient;

     - strategic consulting firms, including Bain & Company, Booz Allen & Hamilton and Boston Consulting Group; and

     - internal information technology, marketing and other departments of current and potential clients.

     We also anticipate facing additional competition from new entrants into our markets due to the low barriers of entry.

     Moreover, many of our competitors have longer operating histories, larger client bases, greater brand recognition, greater financial, marketing, service, support, technical, intellectual property and other resources than we do. As a result, our competitors may be able to devote greater resources to marketing campaigns, adopt more aggressive pricing policies or devote substantially more resources to client and business development than us. This increased competition may result in reduced operating margins, loss of market share and a diminished brand. In addition, we may from time to time make pricing, service or marketing decisions or acquisitions as a strategic response to changes in the competitive environment. These actions could reduce our profits and harm our financial condition and results of operation.

OUR INVESTMENTS IN CLIENT COMPANIES INVOLVE RISK, INCLUDING LOSING SOME OR ALL OF OUR INVESTMENT, WHICH COULD HARM OUR OPERATING RESULTS

     In exchange for our services we have from time to time made investments in some of our clients. As of September 30, 1999, we have $1.2 million of such investments accounted for in our balance sheet. We may continue to invest in our clients as opportunities arise. In general, these equity investments are structured so our clients pay for all of the costs related to their engagement in cash and use equity incentives to compensate us for a portion of our profit margin. The businesses of the clients in which we invest, however, are generally unproven and involve substantial risk. If these clients' businesses do not succeed, we could lose some or all of our investment, which would harm our operating results and cause our profitability to be lower than it would have been if we had taken payment for our entire engagement in cash.

OUR BUSINESS OPPORTUNITIES MAY BE RESTRAINED BY CONFLICTS BETWEEN POTENTIAL CLIENTS, WHICH COULD REDUCE OUR POTENTIAL PROFITABILITY

     Conflicts between potential clients are inherent in aspects of our business. We have in the past, and will likely in the future, be unable to pursue potential opportunities because they would result in offering similar services to direct competitors of existing clients. Additionally, we risk alienating existing clients if we provide services to even indirect competitors. Because these potential conflicts may jeopardize revenues generated from existing clients and preclude access to business prospects, these conflicts could cause our operating results to suffer. Furthermore, in limited circumstances, we have agreed not to reuse some software code developed by us for a client for competitors of the client and, in the case of DaimlerChrysler, not to perform work for some competitors. These agreements reduce the number of our prospective clients and the number of potential sources of revenues. In addition, these agreements increase the significance of our client selection process because many of our clients compete in markets where only a limited number of players gain meaningful market share. If we agree not to perform services for a particular client's competitors and our client fails to capture a significant portion of its market, we are unlikely to receive future revenues in that particular market.

WE FACE POTENTIAL LIABILITY FOR DEFECTS OR ERRORS IN THE SOLUTIONS WE DEVELOP, THE OCCURRENCE OF WHICH COULD REDUCE OUR REVENUES

     Many of the solutions we develop are critical to the operations of our clients' businesses. Any defects or errors in these solutions could result in:

     -   delayed or lost client revenues;

     -   adverse client reaction to us;

     -   negative publicity;

     -   additional expenditures to correct the problem; or

     - claims against us for negligence in performing our services or errors in the software code provided by us.

     Our standard contracts limit our damages arising from our negligent conduct and for other potential liabilities in rendering our services. However, these contractual provisions may not protect us from liability for damages. In addition, large claims may not be adequately covered by insurance and may raise our insurance costs.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY, OUR REPUTATION COULD BE DAMAGED AND OUR COMPETITIVE POSITION COULD BE HARMED

     We believe our trademarks, trade secrets and other proprietary rights in our intellectual property, including our trademark name, Organic, software code and Internet business processes we have developed, are important to our success and competitive position. In particular, our trademarks help establish our brand identity and, we believe, enhance the marketability of our services. Our trade secrets, including the Internet business processes we have developed, are a significant aspect of the services we provide. If we are unable to protect our trademarks, trade secrets and other intellectual property against unauthorized use by others, our reputation among existing and potential clients could be damaged and our competitive position could be harmed. We generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary intellectual property. Despite these precautions, our management cannot ensure that these strategies will be adequate to deter misappropriation of our proprietary intellectual property.

     Despite efforts to protect our intellectual property, we also face the following risks:

     -   non-recognition or inadequate protection of proprietary rights;

     - undetected misappropriation of proprietary intellectual property or materials;

     -   development of similar technologies by competitors;

     - unenforceability of non-competition agreements entered into by our employees; and

     -   infringement claims, even if not meritorious, against us.

     If any of these risks materialize, we could be required to pay significant amounts to defend our rights and in some cases to indemnify our customers and as a result the time of our senior management could be diverted.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS AND MAY REQUIRE ADDITIONAL FINANCINGS

     Our future liquidity and capital requirements will depend on numerous factors, including:

     -   timing and amount of funds required for, or generated by, operations;

     - success and duration of our expansion program, both domestically and internationally; and

     -   unanticipated opportunities or difficulties.

     We anticipate that the net proceeds of this proposed initial public offering, together with our existing resources and expected cash flow from operations, will be sufficient to meet our present growth strategies and capital expenditure requirements for at least the next 12 months. If the offering is not completed, or 12 months from the date of the offering have passed, and our cash flows from operations and existing liquidity resources are insufficient to fund our operations, we may need to obtain additional equity or debt financing. In both of these cases, we may seek to raise additional funds through public or private financings, strategic relationships or other arrangements. This additional funding may not be available on terms acceptable to us, or at all. We may have to sell stock at prices lower than those paid by existing stockholders, which would result in dilution, or we may have to sell stock or bonds with rights superior to rights of holders of common stock. Also, any debt financing might involve restrictive covenants that would limit our operating flexibility. Moreover, strategic arrangements may require us to relinquish our rights to certain of our intellectual property. Finally, if adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

                         RISKS RELATED TO OUR INDUSTRY

OUR SUCCESS DEPENDS ON OUR CLIENTS' WILLINGNESS TO ADOPT AN INTERNET BUSINESS MODEL AND OUTSOURCE THEIR INTERNET NEEDS TO INTERNET PROFESSIONAL SERVICE PROVIDERS

     The market for our services will depend upon the adoption of Internet professional services by companies. Critical issues concerning the use of the Internet remain unresolved and may affect the use of these technologies to solve business problems. Critical issues which influence a client to adopt an Internet business model or expand its business on the Internet include:

     -   security of Internet technologies and client information;

     -   reliability of the technology and services;

     -   cost of development of an electronic business Web site; and

     -   administration and bandwidth of the Internet itself.

     The process of implementing or expanding a business on the Internet can be difficult. The difficulty expected or experienced by clients in utilizing the Internet and the expected costs of outsourcing compared to the expected costs of internal development will affect their decisions on hiring and retaining Internet professional services providers. Many entities may choose not to outsource their Internet needs.

     Additionally, some entities would have to make significant changes in their current business practice to adapt to the Internet. Thus, even if the above listed issues were resolved, businesses may choose not to adopt an Internet business model.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER CHANGES IN THE INTERNET AND THE ELECTRONIC COMMERCE INDUSTRY, OUR BUSINESS WILL BE HARMED

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online business solutions. The Internet and the electronic commerce industry are characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new technologies, and the emergence of new industry standards and practices. The evolving nature of the Internet could render our existing proprietary technology, as well as the skills of our employees, obsolete. Our success will depend, in part, on our ability to:

     -   effectively use leading technologies critical to our business;

     -   enhance our existing solutions;

     - continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective clients and their customers; and

     - influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings.

     Our ability to remain technologically competitive may require substantial expenditures and lead-time. If we are unable to adapt in a timely manner to changing market conditions or customer requirements, our business, financial condition and results of operations could be seriously harmed.

OUR REVENUES COULD BE HARMED IF GROWTH IN THE USE OF THE INTERNET OR GROWTH OF ELECTRONIC COMMERCE DOES NOT OCCUR

     Our future success is substantially dependent upon continued growth in the use of the Internet, particularly growth in commerce over the Internet. However, consumer use of the Internet for commerce may not grow as quickly as projected. If the number of users on the Internet does not increase or commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. Other factors that may affect Internet usage or electronic commerce adoption include:

     -   actual or perceived lack of security of information;

     -   lack of access and ease of use;

     -   congestion of Internet traffic;

     -   inconsistent quality or availability of Internet or customer service;

     -   possible outages due to difficulties or other damage to the Internet;

     -   excessive governmental regulation;

     -   uncertainty regarding intellectual property ownership;

     -   costs associated with the obsolescence of existing infrastructure; and

     -   level of consumer satisfaction with electronic commerce experiences.

     Further, the adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communications, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new Internet-based strategy that may make their existing personnel and infrastructure obsolete. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable commercial medium, our business, results of operations and financial condition could be harmed.

THE APPLICATION OR ADOPTION OF GOVERNMENT REGULATIONS AND THE EXISTENCE OF LEGAL UNCERTAINTIES MAY HARM OUR BUSINESS

     We, and our clients, are subject to regulations applicable to businesses generally, and laws and regulations directly applicable to electronic commerce. However, laws and regulations may be modified or adopted with respect to the Internet relating to user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The modification or adoption of any additional laws or regulations may decrease the expansion of the Internet, which could increase our cost of doing business or decrease demand for our online business solutions.

     In addition, the applicability of existing laws to the Internet remains uncertain with regard to many issues including property ownership, export of encryption technology, sales tax, libel and personal privacy. Any new legislation or regulation in these areas could seriously harm our business, financial condition and results of operations.

     Finally, the application of laws and regulations of jurisdictions where we plan to offer our Internet services could also harm our business. Other states or foreign countries may:

     - require us to qualify to do business as a foreign corporation in each state or foreign country, or otherwise subject us to taxes and penalties;

     -   attempt to regulate our Internet solutions;

     -   prosecute us for unintentional violations of their laws; or

     -   modify or enact new laws in the near future.

YEAR 2000 RISKS MAY HARM OUR BUSINESS BECAUSE OF DAMAGE TO OUR INTERNAL SYSTEMS OR LIABILITY ARISING FROM NON-YEAR 2000 COMPLIANT SOLUTIONS THAT WE PROVIDE

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. As a result, many of these systems could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. Accordingly, many companies, including our clients, potential customers, vendors and strategic partners, may need to upgrade their systems or change their software to comply with applicable year 2000 requirements. We currently rely on the following computer systems to conduct our business:

     -   programming software;

     -   graphics design software;

     -   accounting and billing software;

     - word processing, spreadsheet, project management and presentation software;

     -   communications software; and

     -   network, server and personal computing hardware.

     Because we and our clients are extremely dependent upon the proper functioning of our and their computer systems, a failure of our or their systems to correctly recognize dates beyond December 31, 1999 could materially disrupt our operations, which could harm our business, financial condition and results of operations.

     We monitored our internal systems and the work that we have done for clients during December 1999 and through the first days of January 2000. The few issues noted were dealt with at the time they arose. We believe there were no significant disruptions of either client or internal operations. We continue to monitor both our internal systems and client work.

     We have warranted in the past, and expect to continue to warrant, to clients that our work will be year 2000 compliant. In these cases, we do not warrant the compliance of third party software; rather, we warrant only that software created by us will be year 2000 compliant. However, even absent a specific year 2000 warranty, there is a risk that clients for whom we have created or implemented software will attempt to hold us liable for any damages that result in connection with year 2000 problems. Furthermore, if the clients change or update their software, then their change or upgrade may not interact properly with our previously established services.

     Additionally, our failure to make our online business solutions year 2000 compliant could result in a decrease in sales of our services, or an increase in the allocation of resources to address year 2000 problems of our clients without additional revenue for such invested resources. Also, year 2000 issues may affect purchasing patterns of our clients or potential clients as they may expend significant resources to correct their current systems. These expenditures may result in reduced funds available to use our services, which could harm our business, operating results and financial condition.

                         RISKS RELATED TO THIS OFFERING

BECAUSE THERE IS NO PRIOR MARKET FOR OUR COMMON STOCK, THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS AND SECURITIES LITIGATION

     There is currently no public market for our common stock. The initial public offering price of our stock was determined through negotiations between us and representatives of the underwriters, and may not be representative of the price that will prevail in the open market. You may not be able to resell your shares at or above the initial public offering price. See "Underwriting" for a description of factors evaluated in determining the initial public offering price and of the arrangement between us and the underwriters.

     Our common stock has been approved for quotation on the Nasdaq National Market. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid it may be. The market price for the common stock could be highly volatile and could be subject to wide fluctuations in response to the following factors:

     -   quarterly variations in our operating results;

     - investor perception about us and the Internet professional services market in general;

     - announcements of technological innovations that affect the demand for our services;

     -   announcements of new products or services by us or our competitors; and

     - changes in financial estimates for us or our industry by securities analysts.

     The common stock of many Internet professional services companies has experienced significant fluctuations in trading price and volume. It is possible that our common stock will experience similar fluctuations. Often these fluctuations have been unrelated to operating performance. In the past, following periods of market volatility, security holders of these companies have instituted class action litigation. If we were involved in such litigation, we could incur substantial costs and diversion of management's attention, which could harm our business, results of operations and financial condition. Declines in the trading price of our common stock could also harm employee morale and retention, our access to capital and other aspects of our business.

ORGANIC HOLDINGS AND OMNICOM GROUP OWN ENOUGH OF OUR SHARES TO CONTROL US WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS, AND COULD PREVENT MERGERS OR OTHER BUSINESS COMBINATIONS THAT YOU MAY BELIEVE ARE DESIRABLE

     Immediately following the offering, the stockholders set forth below collectively will own approximately 83.6% of the outstanding shares of our common stock and will own individually the percentage set forth opposite their respective names:

Organic Holdings, Inc. .....................................  64.9%
Omnicom Group Inc. .........................................  18.7%

     Jonathan Nelson, through his majority ownership in Organic Holdings, Inc., after the offering will beneficially own 64.9% of our common stock.

     Jonathan Nelson, through his majority ownership in Organic Holdings, Inc., will have the power to control the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of any or all of our assets. In addition, without the consent of Organic Holdings, Inc., we could be prevented from entering into transactions that could be beneficial to us. Conversely, third parties could be discouraged from making a tender offer or bid to acquire us at a price per share that is above the price at which the common stock will trade on the Nasdaq National Market.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     Sales of a substantial number of shares of common stock in the public market following this offering could cause the market price for our common stock to decline. Upon completion of the offering, there will be 78,857,200 outstanding shares of common stock, of which 5,500,000 shares sold in the offering plus any shares issued upon exercise of the underwriters' over-allotment option, if any, will be immediately available for sale. The remaining 73,357,200 shares will be available for sale 180 days after the date of this prospectus, as a result of the expiration of lock-up agreements with the underwriters that prohibit the sale of these shares, subject to restrictions set forth in Rules 144 and 701 under the Securities Act of 1933. However, the underwriters might waive these lock-up restrictions prior to the end of the 180 day period. In addition, the underwriters could waive lock-up restrictions on the sale of newly issued shares by us. The waiver of restrictions is solely at the discretion of the underwriters and no specific criteria determine the timing of a waiver or the number of shares released from lock-up. The shares subject to lock-up may therefore be available for sale at any time.

OUR RECENT INCREASE IN THE NUMBER OF EMPLOYEES MAY DECREASE FUTURE EARNINGS

     For the nine months ended September 30, 1999, we paid to our employees a significant amount of compensation, which included stock-based compensation expense of $11.0 million. This increase in employee compensation resulted from our efforts to rapidly expand our operations. Based on grants made through December 31, 1999, we will recognize in aggregate additional stock-based compensation expense of $99.8 million as the options vest over the next four years. This substantial investment in our employees will dilute any future earnings that we may achieve.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY

     Our management could spend most of the proceeds from this offering in ways with which you may not agree or that do not yield a favorable return. Our primary purpose in conducting this offering is to create a public market for our common stock. As of the date of this prospectus, we intend to use a majority of the proceeds from this offering for working capital and general corporate purposes. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that you will agree with our use of the proceeds. Pending their use, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing investments or accounts.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION AND DISPARITY IN STOCK PURCHASE PRICE

     The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $18.54 in net tangible book value per share, or approximately 92.7% of the initial public offering price of $20.00 per share. In contrast, stockholders as of September 30, 1999 paid an average price of $0.28 per share. Investors will incur additional dilution upon the exercise of outstanding stock options. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. Stockholders may experience additional dilution in net book value per share and newly-issued equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND SOME OF OUR CONTRACTS COULD DETER POTENTIAL ACQUISITION BIDS THAT A STOCKHOLDER MAY BELIEVE ARE DESIRABLE, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER AS A RESULT

     Upon completion of this offering, our board of directors will have the authority to issue up to 25,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

     Other provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     -   authorizing our board of directors to issue additional preferred stock;

     -   limiting the persons who can call special meetings of stockholders;

     -   prohibiting stockholder actions by written consent;

     - creating a classified board of directors under which our directors will serve staggered three-year terms;

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

     -   limiting the ability of stockholders to remove directors without cause;
         and

     - adopting a stockholder rights plan, which would cause substantial dilution to any person or group that attempts to acquire our company on terms not approved in advance by our board of directors.

     Further, some of our existing contracts may require a notice of assignment. Since our contracts generally provide for termination by either party after notice and a transition period of up to 180 days, a client may choose to terminate our contract if the client does not like the assignment.

OUR STOCKHOLDER RIGHTS PLAN MAY DISCOURAGE ACQUISITION BIDS

     Our board of directors has adopted a stockholder rights plan. Under this plan, we have issued Series C preferred stock purchase rights as a dividend on our outstanding common stock and on any other common stock issued after adoption of the plan. This will include the shares issued by us in this offering. These rights are not currently exercisable. They would become exercisable, however, if someone acquired or offered to acquire specified amounts of common stock, in which case holders of our common stock other than such acquiror or offeror would have the right to acquire our common stock, or the common stock of a surviving company, at one half the market price of the stock. Exercise of this right would substantially dilute a person or group seeking to acquire us without approval of our board of directors, making such an acquisition prohibitively expensive.

DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS; THIS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, DISCOURAGE MERGER OFFERS AND PREVENT CHANGES IN OUR MANAGEMENT

     Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to the antitakeover provision of the Delaware General Corporation Law, which regulates corporate acquisitions. See "Description of Capital Stock" for a discussion of how Section 203 operates. Under Delaware law, a corporation may opt out of the antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

     -   plans for and ability to hire additional personnel;

     -   business strategy;

     -   expectations for future expansion both in the U.S. and internationally;

     -   anticipated growth in revenue from our various service offerings;

     -   uncertainty regarding our future operating results;

     - anticipated sources of funds, including the proceeds from this offering, to fund our operations for the 12 months following the date of this prospectus; and

     - plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $101.2 million from the sale of the shares of common stock in this offering (approximately $116.6 million if the underwriters' over-allotment option is exercised in full), at the initial public offering price of $20.00 per share and after deducting the estimated underwriting discounts and offering expenses.

     While we cannot predict with certainty how the proceeds of this offering will be used, we currently intend to use them as follows:

     - to expand our corporate infrastructure, using approximately $30 million;

     - to repay $4.0 million of outstanding debt as of September 30, 1999 under our revolving credit facility with Omnicom Group, which will own 24.7% of our common stock after the offering; and

     - for general corporate purposes, including capital expenditures of approximately $25.0 million and working capital of approximately $42.2 million.

     We may also use a portion of the net proceeds to acquire or invest in complementary businesses or obtain the right to use complementary technologies. However, we have no current commitments or agreements with respect to any of these types of investments. Pending these uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing investments or accounts.

     Our revolving credit facility with Omnicom Group bears interest at a rate equal to the lender's commercial paper rate, based on the published 30 day commercial lending rate in The Wall Street Journal at the last day of the month, plus 3.0% on borrowings up to $30.0 million until the closing of this offering. After the offering, we may borrow up to $15.0 million at the lender's commercial paper rate plus 1.25% through September 30, 2002. The interest rate on our borrowings under this facility as of September 30, 1999 was 6.4%.

     The amounts we actually spend for the above purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described under "Risk Factors". Therefore, we will have broad discretion in the way we use the net proceeds. See "Risk Factors -- We have broad discretion in how we use the proceeds of this offering and we may not use the proceeds effectively" for more information.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our:

     -   actual capitalization at September 30, 1999;

     - pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into 69,489,000 shares of common stock and the exercise of a warrant for 2,249,076 shares of common stock immediately prior to the completion of this offering; and

     - pro forma as adjusted capitalization, which gives effect to the sale in this offering of 5,500,000 shares of common stock at the initial public offering price of $20.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                           SEPTEMBER 30, 1999
                                              --------------------------------------------
                                                                                PRO FORMA
                                               ACTUAL         PRO FORMA        AS ADJUSTED
                                              --------        ---------        -----------
                                               (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, less current
  portion...................................  $    538        $    538          $    538
                                              --------        --------          --------
Stockholders' equity:
Convertible Preferred stock, $.0001 par
  value; 25,000,000 shares authorized,
  23,163,000 shares issued and outstanding,
  actual; no shares issued or outstanding,
  pro forma and pro forma as adjusted.......         2              --                --
Common stock, $.0001 par value; 200,000,000
  shares authorized, 1,619,124 shares issued
  and outstanding, actual; 73,357,200 shares
  issued and outstanding, pro forma;
  78,857,200 shares issued and outstanding,
  pro forma as adjusted.....................        --               7                 8
Additional paid-in capital..................    89,816          89,818           191,051
Deferred compensation.......................   (37,993)        (37,993)          (37,993)
Accumulated deficit.........................   (20,469)        (20,469)          (20,469)
Accumulated other comprehensive income......       (14)            (14)              (14)
                                              --------        --------          --------
     Total stockholders' equity.............    31,342          31,349           132,583
                                              --------        --------          --------
       Total capitalization.................  $ 31,880        $ 31,887          $133,121
                                              ========        ========          ========

     This table excludes the following shares:

     - 15,712,932 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1999 at a weighted average exercise price of $0.72 per share;

     - 5,392,953 shares of common stock available for future grant or issuance under our 1997 stock option plan as of September 30, 1999;

     - 10,500,000 shares of common stock available for future grant or issuance under our 1999 long-term stock incentive plan; and

     - 10,000,000 shares of common stock available for future issuance under our 2000 employee stock purchase plan.

                                    DILUTION

     Our pro forma net tangible book value as of September 30, 1999, giving effect to the conversion of all shares of preferred stock outstanding as of September 30, 1999 into common stock and the exercise of a warrant for 2,249,076 shares of common stock upon completion of this offering, was approximately $13.7 million, or approximately $0.19 per share of common stock. Pro forma net tangible book value per share represents the amount of tangible assets less total liabilities, divided by 73,357,200 shares of common stock.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of 5,500,000 shares of common stock in this offering at the initial public offering price of $20.00 per share and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 1999 would have been approximately $114.9 million, or $1.46 per share. This represents an immediate increase in pro forma net tangible book value of $1.27 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $18.54 per share to purchasers of common stock in this offering.

Initial public offering price per share.....................          $20.00
  Pro forma net tangible book value per share before
     offering...............................................  $0.19
  Increase per share attributable to new investors..........   1.27
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................            1.46
                                                                      ------
Net tangible book value dilution per share to new
  investors.................................................          $18.54
                                                                      ======

     The following table sets forth on a pro forma basis as of September 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and the exercise of a warrant for 2,249,076 shares of common stock upon completion of this offering, the total consideration paid and the average price per share paid by our existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at the initial public offering price of $20.00 per share.

                                      SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                    --------------------    ----------------------    PRICE PER
                                      NUMBER     PERCENT       AMOUNT      PERCENT      SHARE
                                    ----------   -------    ------------   -------    ---------
Existing stockholders.............  73,357,200     93.0%    $ 20,849,281     15.9%     $ 0.28
New investors.....................   5,500,000      7.0      110,000,000     84.1       20.00
                                    ----------    -----     ------------    -----
          Total...................  78,857,200    100.0%    $130,849,281    100.0%
                                    ==========    =====     ============    =====

     This table assumes that no options were exercised after September 30, 1999. As of September 30, 1999, there were outstanding options to purchase a total of 15,712,932 shares of common stock at a weighted average exercise price of approximately $0.72 per share; 5,392,953 shares of common stock reserved for issuance under our 1997 stock option plan; 10,500,000 shares of common stock available for issuance under our 1999 long-term stock incentive plan; and 10,000,000 shares of common stock available for issuance under our 2000 employee stock purchase plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to the consolidated financial statements, appearing elsewhere in this prospectus. The selected balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 and the statement of operations data for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the period ended December 31, 1995 are derived from our consolidated financial statements that are not included in this prospectus, which have been audited by PricewaterhouseCoopers LLP. The statement of operations data for the nine months ended September 30, 1998 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, include all adjustments necessary to fairly present the results of our operations for such interim period. The historical results presented below are not necessarily indicative of future results.

                                            PERIOD FROM
                                         JANUARY 31, 1995                                             FOR THE NINE MONTHS
                                            (INCEPTION)           YEARS ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                              THROUGH        -----------------------------------   -------------------------
                                         DECEMBER 31, 1995      1996        1997        1998          1998          1999
                                         -----------------   -----------   -------   -----------   -----------   -----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)          (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...............................     $     1,895      $     4,294   $ 6,780   $    27,734   $    20,744   $    51,781
Operating expenses:
  Professional services (exclusive of
    $0, $0, $0, $183, $57, and $3,355
    reported below of stock-based
    compensation for the years ended
    1995, 1996, 1997, 1998 and for the
    nine months ended September 30,
    1998 and 1999, respectively).......             530            1,889     4,285        16,801        11,191        29,929
  Selling, general and administrative
    (exclusive of $14, $53, $87, $511,
    $234, and $8,102 reported below of
    stock-based compensation for the
    years ended 1995, 1996, 1997, 1998
    and for the nine months ended
    September 30, 1998 and 1999,
    respectively)......................             655            2,104     5,473        12,068         7,276        26,018
  Stock compensation and other stock-
    based charges......................              14               53        87           694           291        11,457
                                            -----------      -----------   -------   -----------   -----------   -----------
    Total operating expenses...........           1,199            4,046     9,845        29,563        18,758        67,404
                                            -----------      -----------   -------   -----------   -----------   -----------
Operating income (loss)................             696              248    (3,065)       (1,829)        1,986       (15,623)
Minority interest in operations of
  consolidated subsidiary..............              --             (106)       --            --            --           (39)
Interest and other income, net.........              --                4       283            73            73           (11)
                                            -----------      -----------   -------   -----------   -----------   -----------
    Net income (loss) before taxes.....             696              146    (2,782)       (1,756)        2,059       (15,673)
Income tax expense (benefit)...........             284              (91)     (997)        1,010           913            64
                                            -----------      -----------   -------   -----------   -----------   -----------
    Net income (loss)..................     $       412      $       237   $(1,785)  $    (2,766)  $     1,146   $   (15,737)
                                            ===========      ===========   =======   ===========   ===========   ===========
Net income (loss) per share:
  Basic................................     $    45,768      $    26,286   $  (668)  $    (10.81)  $      8.41   $    (13.01)
                                            ===========      ===========   =======   ===========   ===========   ===========
  Diluted..............................     $      0.01      $      0.00   $  (668)  $    (10.81)  $      0.02   $    (13.01)
                                            ===========      ===========   =======   ===========   ===========   ===========
Weighted average common shares
  outstanding:
  Basic................................               9                9     2,671       255,888       136,259     1,209,591
                                            ===========      ===========   =======   ===========   ===========   ===========
  Diluted..............................      65,025,009       65,025,009     2,671       255,888    65,424,719     1,209,591
                                            ===========      ===========   =======   ===========   ===========   ===========
Unaudited pro forma basic and diluted
  net loss per share...................                                              $     (0.04)                $     (0.22)
                                                                                     ===========                 ===========
Weighted average common shares
  outstanding -- unaudited pro forma
  basic and diluted....................                                               65,280,888                  70,389,036
                                                                                     ===========                 ===========

                                                                          DECEMBER 31,
                                                              ------------------------------------    SEPTEMBER 30,
                                                              1995     1996      1997       1998          1999
                                                              ----    ------    -------    -------    -------------
                                                                             (AMOUNTS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 66    $  243    $ 6,135    $ 2,067       $ 3,204
Working capital.............................................    36       307      8,290        339         3,108
Total assets................................................   979     1,677     11,426     17,605        60,077
Long-term obligations, less current portion.................    --        --        604        661           538
Total stockholders' equity..................................   338       923      9,225      7,190        31,342

     Unaudited pro forma basic and diluted net loss per share for the year ended December 31, 1998 and nine months ended September 30, 1999 has been computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of Series A and Series B convertible preferred stock and the exercise of a warrant for shares of common stock as if such conversion had occurred on January 1, 1998 for the year ended December 31, 1998 and on January 1, 1999 for the nine months ended September 30, 1999, or at the date of original issuance, if later.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our consolidated financial position and the results of our operations in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Since our founding in 1993 as a sole proprietorship and incorporation in January 1995, we have been an innovator in the Internet professional services industry. We focus on providing services to our clients including consulting, Web site design and software engineering implementation services; media services; communication public relations services; and logistics customer service and fulfillment consulting services. These services provide our clients with various opportunities to manage and grow their customer and business relationships as the Internet continues to evolve. We have performed work for over 250 major offline and online companies to establish or enhance brands and have introduced several new service lines to serve particular client needs.

     We expect that our revenues will be driven primarily by the number, size and scope of our client engagements and by our professional services headcount, all of which have been increasing. For the nine months ended September 30, 1999, five clients accounted for approximately 41% of our revenues, with DaimlerChrysler and Blockbuster accounting for approximately 12% and 10%, respectively, of our revenues. Revenues from any given client will vary from period to period; however, we expect that significant customer concentration will continue for the foreseeable future as we have had customer concentration in the past. To the extent that any significant client reduces its use of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could negatively impact our business and results of operations.

     Substantially all of our revenues are derived from providing professional services on a fixed-fee, retainer or time and materials basis. For the nine month period ended September 30, 1999 we estimate revenues from fixed-fee, retainer or time and materials basis engagements were approximately 75%, 20% and 5%, respectively, of total revenues. Media and public relations services are typically provided under long-term relationships. Customer service and fulfillment consulting services are typically provided under contracts that range from a few months to over a year. We generally enter into a service agreement with our clients, which establishes the legal and general business terms of our relationship. Our engagements vary depending on what type of services we provide and they range from a few months to more than a year. Generally our client relationships span several years. Revenues from fixed-fee contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting in accordance with Statement of Position ("SOP") 81-1 based on the percentage of costs incurred to date to total estimated project costs. We periodically evaluate the actual status of each project to ensure that the estimated cost to complete each contract and provisions for estimated losses, if necessary, are made in the period in which such losses are determined. To date, such losses have not been significant. Revenues pursuant to retainer contracts are generally recognized over the life of the contract on a straight-line basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues exclude reimbursable expenses charged to clients.

     Our professional services expenses include the direct costs associated with employees and contractors in billable departments. These expenses include salaries, bonuses, benefits, vacation, travel and entertainment expenses. Historically our professional services expenses have increased and we expect these expenses to continue to increase in the foreseeable future.

     Our selling, general and administrative expenses primarily consist of our investment in our corporate support services, our employee recruitment, training and retention programs and our research and development and knowledge management initiatives. Our selling, general and administrative expenses also include the direct costs associated with employees and contractors in non-billable departments, real estate costs and other investments in our corporate support services.

     Our net losses primarily consist of the increase in operating expenses mostly due to stock compensation and other stock-based charges. Management foresees future net losses mostly due to increased operating expenses from stock compensation and other stock-based charges and increased capital expenses incurred to create a leadership position in the highly competitive market in which we operate.

     Our clients tend to spend proportionally more during the second and third quarters. We expect this seasonality to continue in the near term future. Therefore, our financial results may fluctuate from quarter to quarter. Fluctuations also can result from such factors as the number, size and scope of our engagements, the efficiency with which we utilize our employees and the ability to complete our projects within the estimated timeframe.

     We are rapidly growing to accommodate the increasing need for Internet professional service offerings and to better serve our existing clients in their various domestic and international locations. For the nine months ended September 30, 1999, we opened permanent offices in Detroit, Sao Paulo, London and Singapore. Our international operations collectively accounted for 4.6% of total revenues for the nine months ended September 30, 1999. Our headcount increased from 278 as of December 31, 1998 to 681 as of September 30, 1999. We intend to open additional offices in the U.S. and internationally during 2000 and accordingly, we expect associated headcount and infrastructure costs to continue to increase. Personnel-related compensation represents a high percentage of our operating expenses and accordingly, if revenues do not increase at a rate proportionally equal to expenses, our business, consolidated financial position or results of operations could be harmed.

     On January 29, 1997, Organic Online, Inc., an S corporation that contained our operating assets and liabilities at the time, was renamed Organic Holdings, Inc. and we were formed as a subsidiary C corporation under the name Organic Online, Inc. This reorganization was performed in connection with an investment by Omnicom Group in our business, which, if made directly in Organic Holdings Inc., would have resulted in the termination of its S corporation status because S corporations may not have owners that are corporate entities. The stockholders of Organic Holdings, Inc. consist of a group of individuals including Jonathan Nelson, the majority owner. We exchanged 18,323,712 shares of Series A convertible preferred stock and nine shares of common stock for substantially all of the assets and liabilities of Organic Holdings, Inc., having a book value of approximately $0.7 million. Certain non-operating assets and liabilities (approximately $0.3 million, net) were retained by Organic Holdings, Inc. and have been excluded from the accompanying financial statements. We also issued a total of 3,351,288 shares of our Series A preferred stock to Omnicom Group for an aggregate purchase price of approximately $10.0 million. Because this reorganization did not result in a change in control, there was no change in the basis of accounting at the time of the reorganization. We changed our name from Organic Online, Inc. to Organic, Inc. on January 28, 1999.

RESULTS OF OPERATIONS

     The following table presents our consolidated statement of operations as a percentage of revenues for the periods indicated:

                                                                               FOR THE
                                                                             NINE MONTHS
                                                                                ENDED
                                             YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                             -------------------------   -------------------
                                             1996      1997      1998       1998       1999
                                             -----     -----     -----   -----------   -----
                                                                         (UNAUDITED)
Revenues...................................  100.0%    100.0%    100.0%     100.0%     100.0%
Operating expenses:
  Professional services....................   44.0      63.2      60.6       53.9       57.8
  Selling, general and administrative......   49.0      80.7      43.5       35.1       50.3
  Stock compensation and other stock-based
     charges...............................    1.2       1.3       2.5        1.4       22.1
                                             -----     -----     -----      -----      -----
     Total operating expenses..............   94.2     145.2     106.6       90.4      130.2
                                             -----     -----     -----      -----      -----
Operating income (loss)....................    5.8     (45.2)     (6.6)       9.6      (30.2)
Minority interest in operations of
  consolidated subsidiary..................   (2.5)      0.0       0.0        0.0       (0.1)
Interest and other income, net.............    0.1       4.2       0.3        0.3        0.0
                                             -----     -----     -----      -----      -----
     Net income (loss) before taxes........    3.4     (41.0)     (6.3)       9.9      (30.3)
Income tax expense (benefit)...............   (2.1)    (14.7)      3.7        4.4        0.1
                                             -----     -----     -----      -----      -----
     Net income (loss).....................    5.5%    (26.3)%   (10.0)%      5.5%     (30.4)%
                                             =====     =====     =====      =====      =====

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

   REVENUES

     Our revenues were $20.7 million for the nine months ended September 30, 1998, compared to $51.8 million for the nine months ended September 30, 1999. This increase of 150% was primarily due to increases in the number of clients and size of our engagements. Our increased sales and marketing efforts resulted in the addition of several large accounts such as DaimlerChrysler and Blockbuster, which represented 12% and 10% of our total revenues, respectively, for the nine months ended September 30, 1999. Our revenues from international operations for the nine months ended September 30, 1999 was 4.6% of total revenues. To a lesser extent, existing clients also increased the breadth and scope of their engagements with us, attributable, in part, to the additions of marketing and public relations services and customer service and fulfillment consulting and transaction management services to our service offerings.

   PROFESSIONAL SERVICES

     Our professional services expenses were $11.2 million for the nine months ended September 30, 1998, compared to $29.9 million for the nine months ended September 30, 1999. This increase of 167% was primarily attributable to an increase of 324 in professional services personnel, increased costs associated with contractors and employee-related benefit accruals in 1999. The increase in professional services headcount resulted from opening new offices in Detroit, London, Sao Paulo and Singapore and continued growth in our San Francisco, Chicago and New York offices and an increase in the size and number of our projects. As a percentage of revenues, professional services expenses were 54% and 58% for the nine months ended September 30, 1998 and 1999, respectively. This increase was primarily due to increased costs in San Francisco engineering contractors.

   SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses were $7.3 million for the nine months ended September 30, 1998, compared to $26.0 million for the nine months ended September 30, 1999. This increase of 258% was primarily due to the increase of 116 in non-billable personnel to support our growth, increased costs associated with the addition of new offices and improvements in our office infrastructure and increased consulting fees associated with several internal software implementations. As a percentage of revenues, selling, general and administrative expenses were 35% and 50% for the nine months ended September 30, 1998 and 1999, respectively. This increase reflects costs associated with hiring of executive management and personnel to fill open positions within the corporate services departments. We anticipate significant additional investment throughout 2000.

   STOCK COMPENSATION AND OTHER STOCK-BASED CHARGES

     Stock compensation and other stock-based charges consist of non-cash compensation expenses arising from stock option grants and the issuance of detachable warrants to Omnicom Group. For the nine months ended September 30, 1998 and 1999, we recorded aggregate deferred stock-based compensation of $1.1 million and $49.0 million, respectively. This increase was primarily due to an increase in the number of option grants associated with increased hiring of personnel. Additional deferred stock-based compensation will be recorded for future grants made prior to our initial public offering. Stock-based compensation expense is being amortized over the vesting period of the related options, generally four years, and is expected to be significant through 2004. For the nine months ended September 30, 1998 and 1999, we recognized stock-based compensation expense of $0.3 million and $11.0 million, respectively. See Note 7 of Notes to Financial Statements.

     In connection with the $30.0 million revolving credit facility obtained on August 27, 1999, we issued a warrant that entitles Omnicom Group to purchase 2,249,076 shares of common stock, and recorded a deferred bank facility charge of approximately $18.2 million. This amount is being amortized on a straight-line basis over 36 months, the term of the credit facility. For the nine months ended September 30, 1999, we recognized bank facility expense of $0.5 million. We expect to terminate the revolving credit facility in the first quarter of year 2000, which will result in the recognition of a one-time bank facility expense charge of $16.1 million.

   INCOME TAX EXPENSE

     Income tax expense for the nine months ended September 30, 1998 reflects the establishment of a valuation allowance against our net deferred tax asset recorded in the year ended December 31, 1997.

   NET INCOME (LOSS)

     Net income was $1.1 million for the nine months ended September 30, 1998, compared to the net loss of $15.7 million for the nine months ended September 30, 1999. The decrease of $16.9 million was primarily due to the increase in operating expenses of $48.6 million from the 1998 period to the 1999 period. In particular, stock compensation and other stock-based charges increased $11.2 million during this period.

COMPARISON OF FISCAL YEARS 1996, 1997 AND 1998

   REVENUES

     Our revenues increased 58% from $4.3 million for the year ended December 31, 1996 to $6.8 million for the year ended December 31, 1997. This increase was primarily due to increases in the number of new clients in New York. Our revenues increased 309% from $6.8 million for the year ended December 31, 1997 to $27.7 million for the year ended December 31, 1998. This increase was primarily due to increases in the number of clients and the average size of our engagements as a result of increased sales and marketing efforts. This increase also was attributable, in part, to additional revenues generated from our new office in Chicago and from our new marketing and public relations service lines.

   PROFESSIONAL SERVICES

     Our professional services expenses increased 127% from $1.9 million for the year ended December 31, 1996 to $4.3 million for the year ended December 31, 1997. As a percentage of revenues, professional services expenses were 44%, 63% and 61% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase from 1996 to 1997 was attributable to an increase of 36 in professional services personnel resulting from opening our New York office and continued growth in our San Francisco office to accommodate revenue growth. Our professional services expenses increased 292% from $4.3 million for the year ended December 31, 1997 to $16.8 million for the year ended December 31, 1998, primarily due to an increase of 132 in our professional services personnel resulting from opening our Chicago office and continued growth in our San Francisco and New York locations in order to accommodate the increase in the volume of our projects.

   SELLING, GENERAL AND ADMINISTRATIVE

     Our selling, general and administrative expenses increased 160% from $2.1 million for the year ended December 31, 1996 to $5.5 million for the year ended December 31, 1997. As a percentage of revenues, selling, general and administrative expenses were 49%, 81% and 44% for the years ended December 31, 1996, 1997 and 1998, respectively. This increase from 1996 to 1997 reflected an increase of 15 in non-billable personnel and increased costs associated with opening our New York office and improving our office infrastructure to accommodate growth. Our selling, general and administrative expenses increased 121% from $5.5 million for the year ended December 31, 1997 to $12.1 million for the year ended December 31, 1998. This increase reflected the increase of 39 in non-billable personnel, costs associated with opening our Chicago office and improving our office infrastructure to accommodate growth, and consulting fees associated with several internal software implementations.

   STOCK COMPENSATION AND OTHER STOCK-BASED CHARGES

     Stock compensation and other stock-based charges consist of non-cash compensation expenses arising from stock option grants. For the years ended December 31, 1996, 1997 and 1998, we recorded aggregate deferred stock-based compensation of $0.4 million, $0, and $2.3 million, respectively. This increase was primarily due to an increase in the number of option grants associated with increased hiring of personnel. During the years ended December 31, 1996, 1997 and 1998, we recognized stock-based compensation expense of $0.1 million, $0.1 million and $0.7 million, respectively.

   NET INCOME (LOSS)

     Net income was $0.2 million for the year ended December 31, 1996, compared to the net loss of $1.8 million for the year ended December 31, 1997. The decrease of $2.0 million was due to a $5.8 million increase in operating expenses, partially offset by a $2.5 million increase in revenues and the establishment of a valuation allowance in 1997 against our deferred tax asset. Our net loss increased from $1.8 million for the year ended December 31, 1997 to $2.8 million for the year ended December 31, 1998. The increase in the net loss of $1.0 million from 1997 to 1998 is primarily due to the establishment of a valuation allowance against our net deferred tax asset recorded in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited quarterly financial information for the periods indicated. We derived this data from our unaudited interim financial statements and, in our opinion, included all adjustments necessary to fairly present the results of operations for the periods shown. These unaudited quarterly results should be read in conjunction with our consolidated financial statements and notes to those financial statements included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                             QUARTER ENDED
                             ------------------------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                               1998        1998       1998        1998       1999        1999       1999
                             ---------   --------   ---------   --------   ---------   --------   ---------
                                                         (AMOUNTS IN THOUSANDS)
Revenues...................   $5,051      $8,114     $ 7,579    $ 6,990     $10,087    $17,267    $ 24,427
Operating expenses:
  Professional
     services(1)...........    2,172       3,562       5,457      5,610       5,568      8,263      16,098
  Selling, general and
     administrative(1).....    1,677       2,688       2,911      4,792       4,649      8,325      13,044
  Stock compensation and
     other stock-based
     charges...............       16          79         196        403         723      2,176       8,558
                              ------      ------     -------    -------     -------    -------    --------
     Total operating
       expenses............    3,865       6,329       8,564     10,805      10,940     18,764      37,700
                              ------      ------     -------    -------     -------    -------    --------
Operating income (loss)....    1,186       1,785        (985)    (3,815)       (853)    (1,497)    (13,273)
Minority interest in
  operations of
  consolidated
  subsidiary...............       --          --          --         --          23          4         (66)
Other income (expense),
  net......................       44          35          (6)        --         (21)        36         (26)
                              ------      ------     -------    -------     -------    -------    --------
     Net income (loss)
       before taxes........    1,230       1,820        (991)    (3,815)       (851)    (1,457)    (13,365)
Income tax expense
  (benefit)................       12         100         801         97          15         23          26
                              ------      ------     -------    -------     -------    -------    --------
     Net income (loss).....   $1,218      $1,720     $(1,792)   $(3,912)    $  (866)   $(1,480)   $(13,391)
                              ======      ======     =======    =======     =======    =======    ========

-------------------------
(1) Amounts are exclusive of reported below stock-based compensation for the quarters ended:

                                                      PROFESSIONAL   SELLING, GENERAL AND
                                                        SERVICES        ADMINISTRATIVE
                                                      ------------   --------------------
March 31, 1998......................................     $    8             $    8
June 30, 1998.......................................         19                 60
Sept. 30, 1998......................................         30                166
Dec. 31, 1998.......................................        126                277
March 31, 1999......................................        301                422
June 30, 1999.......................................        800              1,376
Sept. 30, 1999......................................      2,254              6,304

   COMPARISON OF QUARTERS ENDED JUNE 30, 1998, SEPTEMBER 30, 1998 AND DECEMBER 31, 1998

     Revenues decreased 7% from $8.1 million in the second quarter of 1998 to $7.6 million in the third quarter of 1998 due to a $1.3 million decrease in revenues from our San Francisco office related to reduced work on Formica, Nike and Nortel. This decrease was partially offset by an increase in revenues from our New York office during the third quarter. Revenues decreased 8% from $7.6 million in the third quarter of 1998 to $7.0 million in the fourth quarter of 1998 due to most projects in the San Francisco office being completed by early fourth quarter that was partially offset by continued revenue growth from our New York office during the fourth quarter.

     Selling, general and administrative expenses increased 8% from $2.7 million in the second quarter of 1998 to $2.9 million in the third quarter of 1998 due to the opening of our Chicago office and increased infrastructure costs incurred to support our New York office. Selling, general and administrative expenses increased 65% from $2.9 million in the third quarter of 1998 to $4.8 million in the fourth quarter of 1998 due to hiring of non-billable personnel, especially middle level managers, to support our growth.

   COMPARISON OF QUARTERS ENDED MARCH 31, 1999, JUNE 30, 1999 AND SEPTEMBER 30, 1999

     Revenues increased 71% from $10.1 million in the first quarter of 1999 to $17.3 million in the second quarter of 1999 due to the addition of the DaimlerChrysler account and the opening of our Detroit office. In addition, we recognized revenues from several of our large clients, including Blockbuster, Global Sports Interactive and Tommy Hilfiger. Revenues increased 41% from $17.3 million in the second quarter of 1999 to $24.4 million in the third quarter of 1999 as a result of the addition of our London office as well as the seasonality of our business.

     Selling, general and administrative expenses increased 79% from $4.6 million in the first quarter of 1999 to $8.3 million in the second quarter of 1999 due to continued hiring of corporate support services personnel and the hiring of our Chief Information Officer and the promotion of our Chief Technology Officer. Selling, general and administrative expenses increased 57% from $8.3 million in the second quarter of 1999 to $13.0 million in the third quarter of 1999 as we hired a Chief Financial Officer, Chief Legal and Administrative Officer, Chief Operating Officer and Vice President of Human Resources. We hired additional corporate personnel for a number of our support services including human resources, finance, information services and legal.

   INCOME TAX EXPENSE

     Income tax expense in the year ended December 31, 1998 reflect the establishment of a valuation allowance against our net deferred tax asset recorded in the year ended December 31, 1997 due to projections that the Company would incur a net operating loss for 1998 and the foreseeable future. In 1999, taxes reflect actual payments made for state, local and foreign taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through operating cash flows, the issuance of Series A and Series B convertible preferred stock and bank borrowings.

   OPERATING CASH FLOWS

     Cash and cash equivalents increased from $1.7 million as of December 31, 1998 to $3.2 million as of September 30, 1999. Net cash used in operating activities of $0.2 million and net cash used in investing activities of $4.0 million for the year ended December 31, 1998 was offset with borrowings of $1.9 million during 1998 from the second credit agreement for the purchase of equipment and the $10.0 million investment by Omnicom Group in 1997 as described below. Net cash used in operating activities of $4.7 million and net cash used in investing activities of $5.8 million for the nine months ended September 30, 1999 was more than offset by the issuance of Series B convertible preferred stock and borrowings under the revolving credit facility as described below.

     Capital expenditures were as follows (in millions):

For the years ended December 31,
  1996......................................................  $0.5
  1997......................................................   1.1
  1998......................................................   5.6
Nine months ended September 30, 1999........................   6.2

     Capital expenditures were used primarily for computer equipment, computer software, other internal software implementations and leasehold improvements.

   PREFERRED STOCK FINANCING

     We raised $10.0 million through the issuance of 3,351,288 shares of Series A convertible preferred stock to Omnicom Group in January 1997. In February 1999, we issued 1,488,000 shares of Series B convertible preferred stock to Omnicom Group for net cash proceeds of $7.7 million plus the settlement of a $3.0 million short-term bridge loan that was obtained in January 1999. For the nine months ended September 30, 1999, we paid $38,000 in interest on this loan.

   BANK AND OTHER BORROWINGS

     In 1996, we had two credit agreements with a commercial lending institution, Silicon Valley Bank, that allowed us to borrow against the purchase of equipment and against our accounts receivable. As of September 30, 1999 we had no amounts outstanding against these agreements. On August 27, 1999, we entered into a revolving credit facility with Omnicom Group to be used for working capital purposes. This credit facility allows us to borrow up to $30.0 million at the lender's commercial paper rate, based on the published 30 day commercial lending rate in The Wall Street Journal at the last day of the month, plus 3.0% until the closing of our proposed initial public offering. Thereafter, we may borrow up to $15.0 million at the lender's commercial paper rate plus 1.25% through September 30, 2002. The revolving credit facility expires on September 30, 2002. This credit facility contains some restrictions and any borrowings pursuant to this agreement require us to comply with financial covenants and are collateralized by some of our investments. These financial covenants include minimum revenue targets and limitations on capital equipment purchases. As of September 30, 1999, we had approximately $4.7 million in outstanding debt, of which $4.0 million relates to this revolving credit facility. For the nine months ended September 30, 1999, we accrued $12,000 in interest on this loan. See Note 5 of Notes to Financial Statements.

     We anticipate that the net proceeds of this proposed initial public offering, together with our existing liquidity sources and expected cash flows from operations, if any, will be sufficient to meet our present growth strategies and related working capital and capital expenditure requirements for at least the next 12 months. If the offering is not completed, or 12 months from the date of the offering have passed, and our cash flows from operations and existing liquidity resources are insufficient to fund our operations, we may need to obtain additional equity or debt financing. We cannot be certain that such additional financing will be readily available or can be obtained, if at all, on terms, which are favorable to us. In the near term, we do not have any current plans for further equity offerings, including a follow-on public offering in the event of an increase in our share price.

RECENT OPERATING RESULTS

     We recently completed our 1999 fiscal year. Based on information that we have to date we have our preliminary unaudited consolidated operating results. Our revenues increased by 272% from $7.0 million for the quarter ended December 31, 1998 to $26.0 million for the quarter ended

December 31, 1999. Our net loss for the quarter ended December 31, 1998 was $3.9 million compared to $23.1 million for the quarter ended December 31, 1999. The increase in net loss of $19.2 million or 491% was primarily due to an increase in stock compensation and other stock-based charges from $0.4 million for the quarter ended December 31, 1998 to $17.9 million for the same period in 1999.

     Our revenues increased by 181% from $27.7 million for the year ended December 31, 1998 to $77.8 million for the year ended December 31, 1999. Our net loss for the year ended December 31, 1998 was $2.8 million compared to $38.9 million for the year ended December 31, 1999. The increase in net loss of $36.1 million or 1,305% was primarily due to an increase in stock compensation and other stock-based charges from $0.7 million for the year ended December 31, 1998 to $29.4 million for the year ended December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   INTEREST RATE RISK

     To date, we have not utilized derivative financial instruments or derivative commodity instruments. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe the market risks associated with these financial instruments are immaterial.

   FOREIGN CURRENCY RISK

     We face foreign currency risks primarily as a result of the revenues we receive from services delivered through our foreign subsidiaries. These subsidiaries incur most of their expenses in the local currency. Accordingly, our foreign subsidiaries use the local currency as their functional currency.

     We are also exposed to foreign exchange rate fluctuations, primarily with respect to the British Pound and the Euro, as the financial results of foreign subsidiaries are translated into United States dollars for consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact net income (loss) and overall profitability. The effect of foreign exchange rate fluctuation for the nine months ended September 30, 1999 was not material.

YEAR 2000 READINESS

     The year 2000 problem exists because many computer systems and software products use only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900, rather than as the year 2000. As a result, computer systems and software used by many companies, including us, our vendors, our clients and our potential clients, may need to be upgraded to comply with such year 2000 requirements.

     We have identified all of the major systems and software products and have sought external and internal resources to renovate and test the systems and products. Although we believe that our principal internal systems are year 2000 compliant, some of our systems are not yet certified. We have received year 2000 compliance statements from the suppliers of some of our principal internal systems, and have sought similar statements from other vendors. In particular, we have received a compliance statement from Peoplesoft, the supplier of our enterprise resource planning software. Our review of our year 2000 readiness programs, including our assessment of our internal systems as well as those of third parties with whom we have material interactions, has been completed.

     The year 2000 problem may also affect software or code that we develop or third party software products that are incorporated into the services that we provide for our clients. Although our clients license software directly from third parties, we generally discuss year 2000 issues with these suppliers and sometimes perform internal testing on their products, but we do not guarantee that the software licensed by these suppliers is year 2000 compliant. Any failure on our part to provide year 2000 compliant services to our clients could result in a re-deployment of internal resources to remediate these problems and, as a result, hamper our ability to work or take on additional projects. This may result in financial loss, harm to our reputation and potential liability to others and could harm our business, financial condition and results of operations. In addition, our current or potential clients may incur significant expenses to achieve year 2000 compliance. If our clients are not year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. As a result, our business, financial condition and results of operations could be materially affected.

     We have funded our year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. At this time, we cannot estimate the costs associated with remediating the year 2000 problem. However, we may experience unexpected problems associated with year 2000 compliance that may adversely affect our costs and as a result, our results of operations. In addition, we expect that additional costs will be incurred for personnel to monitor the results of the year 2000 project to ensure client satisfaction. For example, we may experience material problems and costs with year 2000 compliance that could seriously harm our business, financial condition and results of operations, including:

     - operational disruptions and inefficiencies for us, our clients and vendors that provide us with internal systems that will divert management's time and attention and financial and human resources from ordinary business activities;

     - business disputes and claims for pricing adjustments by our clients, some of which could result in litigation or contract termination; and

     - harm to our reputation to the extent that our client deliverables experience errors or interruptions of service.

     The principal risks associated with the year 2000 problem can be grouped into three categories:

     -   failure to successfully ready our operations for the next century;

     - disruption of our operations due to operational failures of our significant vendors; and

     - inability of our customers to adequately prepare their operations for the next century.

     The only risk largely under our control is preparing our internal operations for the year 2000.

     Operational failures among our significant vendors could jeopardize our operations, but the seriousness of this risk depends on the nature and duration of the failures. Despite our continuing assessment, we are unable, however, to estimate the likelihood of significant disruptions during the year 2000 among our basic infrastructure suppliers.

     We monitored our internal systems and the work that we have done for clients during December 1999 and through the first days of January 2000. The few issues noted were dealt with at the time they arose. We believe there were no significant disruptions of either client or internal operations. We continue to monitor both our internal systems and client work.

     Operational failures during the year 2000 among our current or potential clients could result in losses of expected or potential revenue streams. If our clients are not year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. The year 2000 problem may also affect software or code that we have developed or third party software products that are incorporated into the services that we provide for our clients. Any failure on our part to provide year 2000 compliant services to our clients could result in a re-deployment of internal resources to remediate these problems and, as a result, hamper our ability to work or take on additional projects. As a result, these failures could have a material adverse effect on our business, financial condition and results of operations.

     In view of this unknown probability of occurrence and impact on operations, we consider the need to cease normal operations for an indefinite period of time while we attempt to respond to our significant vendors' year 2000 problems to be our worst case scenario.

     We have developed year 2000 contingency plans to address situations that did or may continue to result if we were unable to successfully ready our operations for the next century. We cannot, however, guarantee that our contingency plans will shield operations from potential failures that may occur.

                                    BUSINESS

OVERVIEW

     Organic is an international Internet professional services firm. We believe that the Internet has shifted the balance of power from businesses to customers and has created the first truly global market. We believe that the ultimate customer, whether a business or consumer, is the central and most influential participant in a commercial relationship. We believe that the key to our business, is our complete focus on our clients' customers -- the customer-to-business market. We designed our services in recognition of the challenges our clients face due to this shift. Our services are:

     - iBusiness refers to our consulting, Web site design and software engineering services through which we develop online business plans and create Web sites;

     - Media refers to our services through which we plan and manage online advertising campaigns including electronic mail promotions and affiliate program management;

     - Communications refers to our public relations services through which we plan and manage our clients' press and publication relationships as well as product and company launches; and

     - Logistics refers to our customer service and fulfillment consulting services through which we evaluate, assist and manage for our clients' warehouse and customer call center facilities.

     Clients that use our services tend to spend proportionally more during the second and third quarters due to their requirements that their projects be completed in time for commercial holidays.

     Founded in 1993 as a sole proprietorship and incorporated in January 1995, we have a history as an innovator in the Internet professional services industry. We have designed and developed a number of Web sites that were the first in their industry category. We have performed work for over 250 clients and have gained significant experience by working with both major offline and emerging Internet companies. We have organically grown our business, creating one of the largest independent Internet professional services organizations with nearly 700 employees in eight offices worldwide. By expanding our business into Asia, Europe, Latin America, and Canada, we believe we have established the presence to deliver our services globally.

INDUSTRY BACKGROUND

   CUSTOMER EMPOWERMENT

     The Internet has created an environment for businesses where the competition is only "one click away". Online customers can reach a large number of vendors and can compare pricing and product information in order to obtain higher levels of service and lower prices. These factors have increased the importance of customer satisfaction and loyalty as well as the quality of the online experience, forcing many businesses to redefine the way they build and maintain relationships with their customers.

     As the number of Internet users and the value of transactions over the Internet grow, businesses are becoming increasingly aware of the importance of focusing their online strategies on attracting, servicing and retaining customers. International Data Corporation estimates that the number of Internet users worldwide will grow from 142 million in 1998 to 502 million by 2003. International Data Corporation also estimates that electronic commerce, which totaled approximately $50 billion in 1998, is expected to increase to approximately $1.3 trillion by 2003.

This growth in both the number of users and the value of electronic commerce creates significant opportunities and challenges for businesses on the Internet.

   BUSINESSES FACE SIGNIFICANT OPPORTUNITIES AND CHALLENGES ONLINE

     Increased competition for customers forces both traditional and online businesses to create or redefine themselves as the global reach of the Internet removes traditional geographic boundaries. Companies that have never had direct relationships with their end customers can establish them, in some cases bypassing traditional intermediaries. In addition, companies now have the opportunity to form lasting relationships directly with new customers. Some companies must also integrate their online and offline business strategies. In addressing these changes, businesses face significant opportunities and challenges including:

     CREATING STRATEGIES TO ADDRESS ONLINE OPPORTUNITIES. Developing strategies that can be quickly evaluated and implemented is a critical factor in improving the time-to-market for online businesses. Companies that can quickly identify opportunities, target and service diverse groups of customers, define and develop sustainable online business models, and evaluate their online success may improve their performance.

     CREATING A POSITIVE CUSTOMER EXPERIENCE. Companies must create online businesses that deliver consistent, engaging and responsive customer experiences. If done effectively, the foundation for a long-term relationship between the business and the customer is formed.

     CONNECTING WITH POTENTIAL CUSTOMERS ONLINE. Understanding how to communicate with online customers requires businesses to develop new knowledge and skill sets. These skill sets include identifying, targeting, attracting and retaining customers.

     MANAGING INTERNET TECHNOLOGY. Internet technology differs from traditional information technology. Therefore, many businesses do not possess the technical skills required to design, build and maintain a functional and reliable online business. Internet technology requires the expertise to select and build platforms that can handle high volumes of transactions.

     EFFECTIVELY UTILIZING CUSTOMER DATA. Businesses can collect, store and analyze significant quantities of customer information. This information if properly analyzed can be used to improve the total customer experience and increase loyalty.

     MEETING CUSTOMER SERVICE AND FULFILLMENT EXPECTATIONS. Often overlooked, customer service and fulfillment services can create long-lasting, positive or negative, impressions with customers. Businesses that can distinguish themselves by offering quality customer service and fulfillment will maximize the value of their customer relationships.

     To capitalize on these opportunities and overcome these challenges, online businesses need to focus on delivering a positive customer experience. Increasingly, this requires the ability to draw upon significant experience in a variety of disciplines, manage large multi-disciplinary teams and successfully deliver an integrated solution worldwide.

   DEMAND FOR INTERNET PROFESSIONAL SERVICES

     Few businesses have the internal capabilities to address the opportunities and challenges of the Internet. The complexity of conducting business online, the rapidly changing technological environment, the need to improve time-to-market and the limited supply of technically proficient internal personnel creates significant demand for Internet professional services. According to a 1998 Dataquest survey, 83% of Fortune 1000 companies currently purchase, or plan to purchase, Internet professional services solutions such as those we provide. Furthermore, International Data Corporation estimates the worldwide market for Internet professional services will grow from $7.8 billion in 1998 to $78.6 billion in 2003, which represents a compound annual growth rate of more than 58%.

     We believe that companies seek Internet professional services firms that deliver complete and integrated global services with a focus on establishing, maintaining and enhancing customer relationships with the appropriate technology. We believe that such firms must have the capabilities to design and build online businesses, use technology as a strategic tool, employ effective marketing strategies and improve customer service and fulfillment to enhance the customer experience.

THE ORGANIC SOLUTION

     We have developed an integrated solution to address the evolving needs of the customer and our clients. The key elements of the Organic solution are:

   CUSTOMER-TO-BUSINESS MARKET FOCUS

     We are exclusively focused on, and have built our reputation in, the large and growing customer-to-business market. The customer-to-business market encompasses both the traditional business-to-consumer and business-to-business markets, but views the ultimate customer as the central and most influential participant in a commercial relationship.

     We recognize that a complete focus on the customer has become important to our clients as the Internet allows every customer to demand positive online experiences. We help our clients transform their businesses by building them from the customer's perspective, enhancing their ability to create and maintain a direct relationship with their customers and effectively incorporate customer feedback into their business. We believe that we provide a unique value proposition to our clients because we approach our solutions as potential drivers of growth in overall customer satisfaction rather than as isolated assignments. This approach requires a comprehensive and integrated skill set. Therefore, our projects are typically of substantial size. For the nine months ended September 30, 1999, 66% of our revenues were generated from engagements with a value of more than $1.0 million.

   COMPREHENSIVE AND INTEGRATED SERVICE OFFERING

     We deliver value to our clients and their ultimate customers by addressing all of the points of contact in the customer experience. These contact points include advertising and communicating with customers as well as selling and delivering goods or services to them. Since our inception, we have sought to provide an integrated solution by expanding our service offering to meet our clients' evolving needs, including:

     - iBusiness refers to our consulting, Web site design and software engineering services through which we develop online business plans and create Web sites;

     - Media refers to our services through which we plan and manage online advertising campaigns including electronic mail promotions and affiliate program management;

     - Communications refers to our public relations services through which we plan and manage our clients' press and publication relationships as well as product and company launches; and

     - Logistics refers to our customer service and fulfillment consulting services through which we evaluate, assist and manage for our clients' warehouse and customer call center facilities.

     We believe that these disciplines are highly dependent and must be integrated to create a positive customer experience. Our approach helps us maintain long-term relationships with our clients. This also encourages our clients to use more than one of our service offerings and enables us to assist our clients with the implementation of their online businesses and the refinement of their strategies. Furthermore, the opportunity to have an ongoing role in our clients' online businesses provides us with a recurring revenue base.

   GLOBAL PRESENCE

     The Internet has removed geographic barriers. Many of our multi-national clients demand a consistent brand image and tailored customer experience, which often requires localized content and specific knowledge about local practices and customs. We believe that establishing a global presence is critical to our clients' and ultimately to our success. Therefore, we will continue to expand internationally, as well as in the U.S. We currently have offices in four international locations including London, Sao Paulo, Singapore and Toronto. Currently we serve 23 clients internationally. We believe that our global presence allows us to establish and deepen relationships with multi-national clients and grow with them by effectively meeting the needs of their customers on a global basis.

   TECHNOLOGY AS A STRATEGIC TOOL

     Technology is a critical element in our service offerings and influences our solutions. We combine custom software with third party software and integrate them into the existing technical infrastructure of our clients. Using this approach, we create systems that can handle a high volume of transactions from the Internet as well as the changing demands of customers over time. For example, we obtain information from clients about their potential business and customer needs, and recommend various hardware and software.

     In addition to managing the implementation of Internet solutions, we also introduce new technology to our clients.

Examples include:

     -   We provide rich media online, including Web audio and video;

     - We develop online, transaction-enabled advertising banners, which allow an entire electronic commerce transaction to occur through the banner; and

     - We develop customer service and fulfillment solutions, which use transaction management software to connect our clients' Web sites seamlessly to fulfillment centers.

     These innovations use technology as a strategic tool to deliver a unique and positive customer experience.

   COLLABORATIVE AND BALANCED TEAM APPROACH

     Our client teams work together to design, build and maintain online businesses. Client teams contain individuals from each discipline required by the engagement and are managed by a multidisciplinary group of team leaders including a client service representative, known as a client partner, an interactive strategist, a creative leader, a technical leader and a project manager that work in close coordination to ensure successful execution of an engagement. Marketing and public relations and customer service and fulfillment leaders round out each team depending on the scope of the engagement. These team leaders work together as peers to actively manage and monitor each client engagement through the use of milestones, planning and implementation processes and regular feedback mechanisms.

     From planning to design to problem-solving the expertise of every discipline is involved and team members share knowledge and ideas. This ensures that the strategy we design can be implemented and the technology we recommend meets customer needs. Our corporate culture promotes the open discussion of strategic, design, creative and technical challenges. We believe that this culture allows us to solve problems efficiently and effectively, helping us to deliver on the high expectations of our clients and their customers.

OUR GROWTH STRATEGY

     Our objective is to be the leading Internet professional services firm focused on the customer-to-business market. To achieve this objective, the key elements of our growth strategy include:

   HIRE AND RETAIN THE BEST PEOPLE

     We view our culture and commitment to professional development to be an asset in attracting and retaining our professionals. We have a group of recruiters that identify and hire outstanding professionals, an extensive training and development program to foster employee satisfaction and competitive compensation and benefits programs. Given our growth we also provide our employees with the opportunity for professional mobility and focus on developing our managers from within the organization. We have invested in local human resources teams for our offices that monitor employee morale and daily human resources operations.

   LEVERAGE OUR BUSINESS PROCESSES AND INFRASTRUCTURE

     We have developed a business model that can accommodate our growth and serve our expanding client base. To support this model, we continue to improve our internal processes by which we manage our business and corporate knowledge including our proprietary workflow methods, the reuse of common programming elements and our use of prototypes. We will continue to invest in our infrastructure including our management information systems, our financial planning processes and controls and our Intranet. Our strategy for office expansion, known as office-in-a-box, is designed to provide both a systematic approach and the processes necessary to efficiently and effectively implement critical business functions in a new office on a global basis. We believe that the development and evolution of these processes and infrastructure will allow us to continue to effectively manage our growing business operations.

   CONTINUE OUR TRACK RECORD OF INNOVATION

     Our ability to innovate will continue to be an important factor to our business. We have demonstrated a track record of innovation. We led the development of the Apache Web server. In addition, we continue to identify and address the changing needs of our clients and their customers through the creation of new service offerings. Our logistics customer service and fulfillment consulting services and our practice known as Value Optimization through Improved Customer Engagements, or VOICE, an offering that helps businesses incorporate the needs of the customer into online business operations, are two more such examples. We will continue to develop additional service offerings as we anticipate new customer needs.

   EXPAND OUR RELATIONSHIPS WITH OUR EXISTING CLIENT BASE

     We intend to use our service offerings to expand relationships with our existing clients as their needs change. The Internet has proven to be a highly dynamic and powerful medium and the extent of its global impact on traditional businesses and the creation of new commercial opportunities is not fully known. This gives us the opportunity to sell additional services to our existing clients as their needs change or the scope of our engagement grows. By expanding relationships with our existing clients, we can reduce the cost of acquiring additional revenues, strengthen our partnership with our current clients and increase recurring revenues.

   EFFECTIVELY TARGET AND SOLICIT NEW CLIENTS

     We believe that by targeting new clients we will improve our long-term prospect for success. We will target new clients that understand the Internet and that will benefit from using more than one of our service offerings, however, they may use just one of our services. We also pursue engagements that enhance our overall franchise in the Internet professional services industry by allowing us to implement Internet solutions for new industries, technologies and business models. By effectively targeting new clients, we believe that we can build mutually beneficial long-term client relationships and gain valuable experience.

   CONTINUE OUR GLOBAL EXPANSION

     To be a global business, we believe that we need to expand into non-U.S. markets that we anticipate will have an increasing number of Internet customers. To meet our global growth objectives we intend to open new offices, both in the U.S. and internationally, to expand our base of clients and to deepen our relationships with our existing clients. In addition to organic growth, we may make small strategic acquisitions in selected international markets to acquire local talent and experience as appropriate.

     To effectively manage and achieve our planned global growth, we anticipate the need to open a number of new offices over the next several years. To manage our office expansion program we have assembled and trained an experienced corporate development team, which has successfully opened four offices since 1998. The corporate development team led the design of our office-in-a-box program to provide a systematic set of procedures and tools to open new offices, including workflow, project management, recruiting, training and budgeting. We currently have U.S. offices in San Francisco, New York, Chicago and Detroit, and international offices in London, Sao Paulo, Singapore and Toronto.

ORGANIC SERVICES

     We provide services focused on the total customer experience. We developed our service offerings to meet the changing needs of our clients and their customers and we anticipate that these offerings will continue to evolve and expand. Each of our services is implemented through a team, which consists of interdisciplinary team members. Our current service offerings include:

   IBUSINESS CONSULTING SERVICES

     The value of our iBusiness consulting offering lies in our ability to understand our clients' business objectives, collaborate with our creative and engineering teams and make recommendations that clients can use to create online businesses. Our ability to deliver prototypes provides our clients with the opportunity to have a time-to-market advantage.

     SERVICES PROVIDED. Our iBusiness consulting teams provide Internet-focused business strategy expertise, strategic marketing, branding and research services, and customer service and technology consulting. Our team helps clients identify online market opportunities, define and develop sustainable online business models, understand competitive differentiation, identify, analyze and segment online target markets, develop compelling online brand strategies and evaluate their online efforts.

     Our research services focus on five key areas including audience profiling, concept testing, site development and usability, brand strategy and market positioning and messaging. Our researchers use surveys, usability testing, one-on-one interviews and focus groups during the development of online businesses.

     IMPLEMENTATION. Our iBusiness consulting teams work with our clients and other specialists within Organic. These teams create a plan, test multiple scenarios and refine that plan based on the rapid prototyping of potential strategies. In addition, our teams share ideas and best practices through education and brainstorming sessions, summits and workshops.

   IBUSINESS WEB SITE DESIGN SERVICES

     Our Web site design teams design a user experience that enhances the interaction and communication between our clients and their customers consistent with our clients' strategic goals and the needs of their customers.

     SERVICES PROVIDED. Our Web site design services involve the creation or extension of a client's online brand identity, defining the theme or unifying concept for the business or media campaign and creating an experience and message to attract and retain customers. At the simplest level, our services involve Web site design, but they also include the design and implementation of the other creative elements of a customer interface, such as online banner advertisements. Our creative team works closely with our strategy and engineering teams to ensure that the technical architecture and the user interface of a client's online business work together to create a consistent, engaging and responsive customer experience.

     IMPLEMENTATION. We implement our Web site design services through experts in four key areas, including:

     - visual design, which focuses on the visual appearance of a Web site to the customer;

     -   editorial, which focuses on making interesting text-based content;

     -   information architecture, which focuses on site navigation; and

     - interactive art production, which focuses on transforming visual images into an electronic format.

     Our Web site design staff has expertise and training as animators, cinematographers, editors and sound, multi-media and game designers. Our use of prototypes to evaluate interface design, content and customer behavior improves our ability to quickly test multiple scenarios and incorporate feedback into the design and implementation of a solution. The prototyping process also allows us to investigate new uses for applications, technologies and platforms including broadband and interactive television.

   IBUSINESS SOFTWARE ENGINEERING SERVICES

     Our software engineering teams combine traditional software engineering and new technologies to implement technical infrastructure recommendations and software that can be adapted for the growth of our clients' businesses.

     SERVICES PROVIDED. We combine custom software with third party software and integrate them into the existing technical infrastructure of our clients. Our Internet expertise includes all aspects of technical design, development and integration related to electronic commerce; Web-based applications development; database systems; content and transaction management tools; and Internet features including community, personalization and customization. We also incorporate the ability to measure site performance and track customer behavior information allowing our clients to calculate their return on investment.

     IMPLEMENTATION. Our software engineering teams analyze a problem and recommend, design and deploy a solution. Our software engineering teams implement interface designs developed in conjunction with our creative teams using interactive technologies including dynamic hypertext markup language, or DHTML, Shockwave and Flash. These technologies allow us to create Web sites that include interactive content, audio and video versus traditional text-based Web sites. Throughout all phases of development, a group of quality assurance specialists work in conjunction with our development teams to ensure that our solutions meet our client's needs.

   MEDIA SERVICES

     Our media services build brands, generate awareness and drive traffic and transactions for our clients' online businesses. We believe we are a significant buyer and manager of online media, and that our accumulated purchasing power and analysis of customer behavior data delivers measurable results for our clients through lower customer acquisition costs, higher customer retention rates and increased revenues.

     SERVICES PROVIDED. Our media teams use their knowledge of customer behavior to design online marketing campaigns and also offer services including direct response, electronic mail promotion, sampling, sponsorships, brand development and affiliate program management. In collaboration with our engineering teams, we have created new "beyond the banner" advertising vehicles using DHTML technology. These advertisements allow entire transactions to be completed within the banner, facilitating commerce by reducing the time and effort required to complete a transaction. This innovation also delivers a consistent branding message and effectively shares information between the Web site and the advertisement. As appropriate, we also extend our media expertise offline either directly or through arrangements with offline agencies.

     IMPLEMENTATION. Creating an online advertising program begins with research and strategic planning from a team that provides overall direction consistent with our client's strategy. The team generally includes an art director, a writer, a technical lead, a performance analyst and a media planner and buyer. The team collaborates to develop advertising designs, promotional or sponsorship ideas, media recommendations and test scenarios and metrics for each campaign. After a marketing program launches, our team analyzes the success of the campaign by reviewing response rates, traffic and transaction volumes and then uses this feedback to refine the campaign or future campaigns.

   COMMUNICATIONS PUBLIC RELATIONS SERVICES

     Our communications public relations services assist our clients with the management of their ongoing press and publication relationships.

     SERVICES PROVIDED. Our communications public relations services include:

     - strategic message and identity development, which helps clients position themselves in their markets and differentiate themselves from their competitors in the eyes of current and potential customers;

     - product and company launch or relaunch services, which aim to create awareness of and position a product or company with customers; and

     - broadcast, online and print media and analyst relations services, which help clients enhance their brand recognition.

     IMPLEMENTATION. We work with our clients to assess their public communication objectives, formulate short-term and long-term public relations plans and utilize our industry knowledge and expertise to implement these plans.

   LOGISTICS CUSTOMER SERVICE AND FULFILLMENT CONSULTING SERVICES

     Our logistics customer service and fulfillment consulting offering includes both consulting and transaction management services. We deliver a complete electronic commerce experience to our clients' customers. We provide advice on best practices based on facility visits and audits of 20 electronic commerce fulfillment and customer service providers as well as our proprietary database which contains the logistical features of 500 leading Web sites and profiles of current relevant Web-based applications, including live chat, electronic mail and collaborative filtering.

     SERVICES PROVIDED. Our logistics consulting services include a needs and capabilities assessment, consulting services, technology assessment services, third party vendor selection and negotiation, development of performance monitoring procedures and the integration of customer service and fulfillment functions into our clients' Web operations.

     Our logistics transaction management services provide a complete outsourced solution, including customer service, fulfillment and transportation management services. Our fulfillment specialists monitor the performance of third party fulfillment houses, identify and implement service enhancements and can manage all of the vendors used by our clients. In addition to fulfillment services we also help our clients improve their customer service experience by designing, and managing highly automated third party call centers. Our staff incorporates telephone, electronic mail and live chat services that extend beyond traditional order taking and tracking functions in ways that help our clients improve and extend their relationship with their customers and potentially increase satisfaction and loyalty.

     IMPLEMENTATION. Our customer service and fulfillment professionals are experts in electronic commerce distribution and focus on integrating order management, transportation management, customer fulfillment, distribution, payment processing, call center and data management activities.

   INNOVATIVE SERVICE OFFERINGS

     Driven by the needs of our clients and their customers we continue to develop innovative service offerings. We are developing a service offering called Value Optimization through Improved Customer Engagements, or VOICE. We believe that if a company can effectively collect, analyze and use customer information it will improve its business. We developed our VOICE service to gather information from customers, understand customer behavior and generate useful recommendations for our clients. We believe that VOICE's innovation is based on its use of both behavioral psychology and statistical modeling. We continue to develop innovative service offerings as we anticipate new customer needs.

CLIENTS

     We believe that to succeed we need to maintain a broad client base of both large, established companies and emerging Internet companies. For the nine months ended September 30, 1999, approximately 75% of our revenues were derived from established, offline companies either extending their businesses or creating a new presence or identity online. Since our founding in 1993, we have performed work for over 250 clients. Consistent with our strategy, we have derived approximately one-third of our revenues for the nine months ended September 30, 1999 from clients who have used more than one of our service offerings.

     The following is a list of our clients that generated over $100,000 in revenues for us during the nine months ended September 30, 1999, which we believe is representative of our overall client base:

   ESTABLISHED COMPANIES

American Century
Avis
Barnes & Noble
Blockbuster
Brahma Beer
British Telecom
Chase Manhattan Bank
Compaq
DaimlerChrysler
Day Timers
Gap
Garnet Hill
Global Sport Interactive
Hambrecht & Quist
Hewlett-Packard
Home Depot
Iomega
Knowledge Universe
Lucent
Nature Conservancy
Nickelodeon
Payless Shoe Source
Prodigy
RCN Corp.
Seagate
Starbucks
Tommy Hilfiger
United Missouri Bank
Washington Mutual
Waterhouse Securities
Zagat

   EMERGING INTERNET COMPANIES

Adauction
Awards.com
Accent Health
Boo.com
CDNOW
Career Mosaic
CTC
Deja.com
Digital River
E-Negatives
E/Town
eToys
Fragrance Counter
FTD.com
Haystock Toys
Guild.com
iWare
JPKids
Lucy.com
Next Planet Over.com
Seagate
Starbucks
Stan Lee Media
Party Host.com
Pseudo
Rx.com
Textbooks.com
Tomorrow Lab
Worldly Information
  Networks
Zip.Net

     We currently derive a significant portion of our revenues from a limited number of clients. For the nine months ended September 30, 1999, our five largest clients accounted for approximately 41% of our revenues. During this period DaimlerChrysler and Blockbuster accounted for approximately 12% and 10% of our total revenues, respectively. The termination dates for both DaimlerChrysler and Blockbuster contracts are December 31, 2000, unless earlier terminated by the parties under the contract provisions.

     In exchange for our services we have from time to time made investments in some of our Internet clients. Our venture catalyst investment strategy has been focused on select early stage clients with attractive business models seeking alternative forms of payment and/or who are interested in more closely aligning our goals through equity-based compensation. In general, these equity investments are structured so our clients pay for all of the costs related to their engagement in cash and use equity incentives to compensate us for a portion of our profit margin. As of September 30, 1999, we made equity investments in the following clients: Stan Lee Media, HomeGrocer.com, Worldly Information Networks and Next Planet Over.com.

CLIENT CASE STUDIES

     Each of the case studies that follow demonstrate our ability to deliver global, integrated solutions with complex technologies. Tommy Hilfiger, DaimlerChrysler and Compaq accounted for approximately 4%, 12% and 6% of our total revenues for the nine months ended September 30, 1999.

   TOMMY.COM

     The work that we are performing for Tommy.com, Inc., a subsidiary of Tommy Hilfiger Corporation, illustrates the value that our service offerings can deliver to our customers. Our services include design, content creation, branding, site construction and establishing a framework for broadband technologies. We are also managing the call centers that customers who visit Tommy.com are directed to contact. We believe that all of these services are critical to delivering a customer experience that fulfills the promise regarding brand and product that are presented on the Tommy.com Web site.

     CLIENT CHALLENGE. In launching its online efforts, Tommy.com faced the challenge of building an online presence that would further define and extend its brand through a deeper interaction with customers. We were asked to help Tommy.com convey the meaning and extend the consistent message of the existing brand onto the Internet.

     ORGANIC SOLUTION. We are delivering a solution that uses a number of our service offerings in order to ensure the success of Tommy.com's online initiative. We are building Tommy.com's new online presence on a solid technological foundation consisting of custom developed software that is integrated with Tommy.com's existing systems creating a unified platform. Using this architecture, we are creating a rich media interface to communicate the Tommy Hilfiger brand to customers through audio, video, text and other visuals. We are also assisting Tommy.com to create original audio, video and editorial online content to augment existing content and to build an interactive forum. The platform we are building is able to handle a high volume of transactions and allows for broadband delivery in the future.

   DAIMLERCHRYSLER

     The work that we are performing for DaimlerChrysler demonstrates our ability to create a successful strategic relationship and to deliver services on a global basis to large international clients.

     CLIENT CHALLENGE. In creating its online initiative, DaimlerChrysler needed to broaden its mission to include interactive strategies and to address its growing technical needs in the global marketplace. It had a variety of Web sites in different countries that were controlled locally. To implement its global strategy, DaimlerChrysler needed to create a unifying image for all of its Internet properties. This required a global team approach to interact and build consensus with both local and corporate constituencies within DaimlerChrysler.

     ORGANIC SOLUTION. We have begun to deliver a solution that is designed to create a unified Web strategy that presents DaimlerChrysler brands consistently worldwide in a way that appeals to local customers. We focused our initial efforts on Europe. A team comprised of personnel from our London, New York and Detroit offices collaborated to:

     - conduct audits of the Web sites in each local market to develop a cohesive long-term European strategy;

     - develop Web sites to incorporate both the corporate and local market customer messages; and

     - leverage technology and information across the organization.

     We developed the content and copy for branded Web sites and implemented multi-lingual functionality for global audiences, a process commonly referred to as localization.

     To transition from locally to centrally controlled Web sites, we developed a phased approach to conform all Web sites with our recommended global architecture, while allowing local design input. The first phase included transforming the content of each local Web site from 10 pages with limited functionality and product information to 300 pages using a template with multiple car information and expanded functionality that could be easily replicated to add other countries. We leveraged technologies created in the U.S., including electronic mail fulfillment and user data capture for use across Europe. In the second phase, we plan to redesign the application infrastructure to create a dynamic, personalized experience and extensively use Shockwave and Flash technology to enable rich media experiences for new vehicle introductions. Recently the scope of our efforts for DaimlerChrysler has expanded to include the Asia-Pacific region, South America and the Middle East.

   COMPAQ

     The work we performed for Compaq Computer Corporation illustrates our skills with cutting-edge Internet technology. In working with Compaq, we developed a dynamic, highly technical Web site, to connect Compaq, a Fortune 500 company, with consumers in the online world.

     CLIENT CHALLENGE. Compaq wanted to build a Web site to showcase the Sting World Tour and enhance Compaq's position as an Internet savvy company. Compaq wanted to create a Web site that would have a life span of 18 months, the length of the tour, and would be able to take advantage of broadband technologies as they become more available.

     ORGANIC SOLUTION. Our solution was to create a dynamic Web site featuring tour information, information about Sting and a behind the scenes section to showcase the Compaq technology supporting the Web site. We performed the systems integration and database design using Compaq ProLiant servers and Microsoft software technology. Repeat visits to the Web site are enhanced through the use of the community tools and the Songline Engine -- a real time tool to create and compose original audio, video and text based on rich media available throughout the Web site. It encourages word of mouth marketing by giving users the ability to invite others to view a Songline creation on the site. In addition to the Songline Engine, we developed a rich media interface using Flash and other technologies and also created a registration engine to capture potential customer information, allowing for targeted marketing efforts.

     Our solution makes use of some of the latest Internet technologies. We employed Flash extensively to enable the user to experience a true next generation Web site sponsored by Compaq. We also designed the Web site's architecture to allow for a long life span and eventual integration of materials for broadband delivery. In addition, we developed custom publishing and content management tools to allow geographically diverse teams to manage the Web site and update rich media portions of the system through a Web-based interface. These tools reduce the overall operating costs and resources necessary to maintain the Web site.

SALES AND MARKETING

     Our local business development professionals and client partners market and sell our services. Opportunities are prioritized by client engagement type, vertical industry and the opportunity to innovate. Our marketing efforts are focused on assignments which may use more than one service offering and/or include large, multi-national clients. Extended engagements, defined as multi-year and recurring revenue opportunities with the potential to evolve into relationships that use all of our service offerings are also prioritized. We also pursue basic engagements, which tend to be smaller in size or shorter in duration, when new vertical markets or innovation opportunities exist.

     We target vertical industries based on the size of the market opportunity and the influence of the Internet. Current industry verticals include apparel, automotive, consumer electronics, education, entertainment and content, financial services, healthcare, travel and home categories.

     In addition to new clients, a key component of our growth strategy is the ability to penetrate existing client accounts through the cross selling of additional services. We currently manage opportunities with existing clients through our account management process. In this process, a client partner is responsible for understanding the client's needs and how other Organic services could be beneficial. All members of the client team meet on a monthly basis to review business development plans with respect to each client and evaluate our progress on earlier initiatives.

     Our business development group is complemented by a variety of marketing programs designed to generate demand and strengthen our brand. We have built our reputation through client references, industry conferences, trade publications and our Web site. To promote our brand, we will continue to pursue a marketing strategy through both Internet and traditional media-based channels to increase our visibility with potential clients and prospective employees. In addition to these formal marketing efforts we have historically established a number of new client relationships based on referrals from previous engagements.

MAINTAINING THE ORGANIC CULTURE

   OUR CULTURE AND EMPLOYEES

     We view the Organic culture as one of our most strategic assets. We have built a creative and adaptive environment that inspires individuals to excel. The influence of our culture extends to the design of our office space, which has an open plan with few offices or cubicles to promote a barrier-free environment. Our organization is centered on people, and espouses the core values of collaboration, innovation and learning. We are committed to recruiting outstanding professionals, providing ongoing, role specific and general management training and development and offering competitive compensation and benefits packages. Our learning transfer occurs both through structured, moderated sessions and informal employee gatherings. Examples of structured sessions include our specialized summits, new hire orientation seminars and local all hands meetings. Unstructured employee gatherings include Wednesday bagel mornings and Friday afternoon socials during which employees from all disciplines and functions within an Organic office can come together in a supportive setting to share and generate ideas, or just to relax and have fun.

     As of September 30, 1999, we had 681 full-time employees. Of these, approximately 30 were strategy consultants, 41 were media and communications specialists, 117 were Web site design specialists and 152 were software engineers and technical professionals. Experts in other functional groups included 11 in business development, 58 in client services and 79 in project management. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe our relationship with our employees is good.

   RECRUITING

     Given our historical and anticipated growth, identifying and hiring outstanding professionals that fit within the Organic culture is one of the most important functions within Organic. Our recruiting department consists of 15 professionals domestically and internationally, and includes 10 full-time recruiters. The recruiting department is organized along geographic lines so that we can develop an in-depth knowledge of the local market and scale in accordance with our expansion strategy. As we open and expand new offices, they will usually be supported by the recruiting department of an existing office until the new office reaches sufficient size, at which point a dedicated recruiting professional is assigned.

     We recruit through a broad array of channels, including:

     -   general and job specific advertising;

     -   internal hires;

     -   job fairs;

     -   open houses; and

     -   trade shows.

     We are currently implementing a number of key recruiting initiatives including:

     - an enterprise-wide, Web-based hiring automation system with a PeopleSoft interface;

     - an internal sourcing team focused on proactive identification of key talent; and

     - a college relations program to target highly qualified students and promote our image at colleges and universities around the world.

     Our new recruiting system is designed to enhance our ability to maintain detailed performance metrics to monitor and control open positions, time to fill open positions, cost per hire, source of hire and quality of hire.

   TRAINING AND DEVELOPMENT

     We have an extensive training and development program, which is designed to increase employee productivity, complement our recruiting and retention efforts by enhancing employee job satisfaction and promote knowledge sharing. Our training and development initiatives include new hire orientation, ongoing management and professional skills training and annual summits for a number of functions including:

     -   Web site design;

     -   project management;

     -   software engineering;

     -   media;

     -   business development;

     -   strategy; and

     -   client services personnel.

     Training and development also complements our office expansion strategy by promoting consistency across all of our offices, service lines and departments. As we continue to open new offices and expand existing offices, we can deploy existing employees who have mastered the skills required and understand the Organic culture.

RESEARCH AND DEVELOPMENT

     Our research and development, or R&D team, is focused on assisting local teams with solving problems. Our R&D team also maintains relationships with companies that provide knowledge and recommendations on software, hardware and training that will speed team problem solving.

     We focus on three service lines: engineering, creative and strategy. Our engineering R&D efforts involve investigating new technologies, products and standards. We also develop platforms that allow for rapid solution delivery. While developing core skill sets, our engineering team has taken a technology-agnostic stance, allowing our clients to benefit from objective recommendations. Our engineering R&D supports our teams with the knowledge to quickly select the best technology solution, and if necessary, provide the support to implement it.

     Our creative R&D focuses on both extending and enabling our engineering team efforts. Three areas of particular emphasis are exploratory prototypes, re-use strategies for information design and strategic creative partnerships. Our creative R&D team also collaborates with local creative teams, as well as our strategic consulting and VOICE teams to increase our understanding of the patterns and interfaces that allow our solutions to connect with their intended audience. Behavioral knowledge and communication expertise are intrinsic to success on any interactive platform; therefore, creative research, analysis and invention are all methodically gathered and shared with our teams.

     Our R&D team also works closely with our strategy teams throughout the organization to create new and enhanced business models, revenue streams and cost savings opportunities for our clients. The end result is faster, more robust, more efficient solutions for developing our client's businesses. For the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, we estimate that we spent $0.1 million, $0.2 million and $0.5 million on R&D, respectively.

KNOWLEDGE MANAGEMENT

     We capture and share knowledge through our Intranet, training and development classes, discipline summits, off-site management meetings and our office-in-a-box tools and processes. We re-use technology when appropriate through the development of standard software platforms, centrally-managed software licensing, software re-use and strategic technology partnerships. We also share best practice creative design solutions across our teams for use with our clients.

  INTRANET

     The mission of our Intranet is to create a sense of community, enhance communication and simplify processes. Our workflow processes are accessible through the Intranet, and teams are expected to follow them as standard procedure on client engagements. We encourage constant improvement in these processes, which are discussed at our various discipline summits. Although every solution created for a client is unique, many of the underlying functional elements can either be re-used for a period of time or share common building blocks that serve as a base for other engagements.

  LEARNING AND SUMMITS

     In recognition of the need to create and maintain relationships with our employees, we have a number of initiatives that focus on participatory learning, culture sharing and knowledge transfer. We provide general training and development classes through our human resources department to both new hires and current employees. In addition, each of the discipline heads is responsible for the development and communication of best practices and tools throughout the organization. We share ideas at various summits that are held each year within the strategic consulting, creative, project management, engineering, media and business development disciplines. Our senior executives also participate twice a year in off-site management sessions.

  OFFICE-IN-A-BOX

     The corporate development team has created our office-in-a-box program to systematize the process of opening new offices. The program provides a plan for new office initiation, including process documents, monitoring and control tools and training plans. The office-in-a-box information exists in centralized hardcopy form as well as electronically on our Intranet. It includes manuals on departmental descriptions, organization charts, job descriptions, roles and responsibilities, contact lists, workflows, policies and procedures and templates, formats and example documents.

COMPETITION

     The market for Internet professional services is relatively new, intensely competitive, quickly evolving and subject to rapid technological change. Further, our industry is experiencing rapid consolidation. Our principal current national and international competitors include the following:

     - other providers of Internet professional services, including AGENCY.COM, iXL, Proxicom, Razorfish, Scient, USWeb/CKS and Viant;

     - large information technology consulting services providers, including Andersen Consulting, Cambridge Technology Partners, Cap Gemini, CSC, EDS, IBM and Sapient;

     - strategic consulting firms, including Bain & Company, Booz Allen & Hamilton and Boston Consulting Group; and

     - internal information technology, marketing and other departments of current and potential clients.

     We anticipate facing additional competition from new entrants into our markets due to low barriers to entry.

     We believe that the principal factors upon which we compete are the ability to offer a comprehensive suite of services, the ability to handle large, complex projects, the ability to attract and retain the best professionals through our culture, the blending of strategy, creative and engineering expertise, brand recognition and reputation, client service and price. Although we believe that few of our competitors currently offer as comprehensive a suite of services as we offer, many competitors have announced an intention to expand their service offerings. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. These competitors, as well as new competitors, could develop or offer services that are comparable to or superior to ours, or are less expensive. The entry of new competitors or changes in the service offerings of existing competitors would harm our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of nondisclosure and other contractual arrangements with our employees and third parties, copyright, trademark, service mark and trade secret laws to protect our intellectual property. We are pursuing the protection of our trademarks in the United States and internationally, including filing for trademark registration on foreign registries and enforcing our rights against potential infringement. We have obtained trademark registrations in the U.S. for the "Organic" and "Organic Online" marks and have applied for registration of the "Organic Media" mark and some of our other trademarks and service marks. We are pursuing expanded international trademark and service mark protection. In addition, although we do not currently pursue patent protection for our intellectual property, we may do so in the future, as appropriate.

     If we fail to adequately protect our intellectual property rights and proprietary information or if we become involved in litigation relating to our intellectual property rights and proprietary technology, our business could be harmed. Any actions we take may not be adequate to protect our proprietary rights and other companies may develop technologies that are similar or superior to our proprietary technology. In addition, the legal status of intellectual property on the Internet is currently subject to various uncertainties.

     Although we believe that our products and services do not infringe on the intellectual property rights of others and that we have all rights needed to use the intellectual property employed in our business, it is possible that we could in the future become subject to claims alleging infringement of third party intellectual property rights. Any claims could subject us to costly litigation, and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement.

FACILITIES

     Our headquarters are located in two leased facilities in San Francisco, California consisting of an aggregate of approximately 82,000 square feet of office space. The primary lease consisting of approximately 52,000 square feet expires in September 2002. The secondary lease consisting of approximately 30,000 square feet expires in December 2000. We also have entered into a lease for a new headquarters location in San Francisco consisting of approximately 210,000 square feet of office space, commencing September 2000 and expiring in September 2010. We also lease office space in Chicago, Detroit, New York, London, Sao Paulo and Singapore. We are currently exploring real estate options consistent with our future growth plans. We do not anticipate acquiring property or buildings in the foreseeable future.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation incidental to the conduct of our business. We are not currently party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors as of December 31, 1999:

NAME                               AGE                          POSITION
----                               ---                          --------
Jonathan Nelson..................  32     Chief Executive Officer and Chairman of the Board
Michael Hudes....................  38     President and Director
Susan L. Field...................  40     Executive Vice President and Chief Financial Officer
Larry K. Geisel..................  58     Executive Vice President and Chief Operating Officer
Arthur I. Williams...............  32     Executive Vice President, Global Operations
Daniel J. Lynch..................  34     President, Logistics
Margaret Maxwell Zagel...........  50     Vice President, Chief Legal and Administrative
                                          Officer and Secretary
Matthew Bernardini...............  26     Vice President, Chief Technology Officer
Marita C. Scarfi.................  33     Vice President, Finance
Shelly A. Saunders...............  38     Vice President, Corporate Controller and Treasurer
Janis M. Nakano Spivack..........  36     Vice President, Chief Creative Officer
Lynda Ward Pierce................  36     Vice President, Human Resources
Gary F. Hromadko.................  47     Director
Gerald Bruce Redditt.............  48     Director

     Biographies of our executive officers and directors are as follows:

     JONATHAN NELSON co-founded our company in 1993 and has served as our Chief Executive Officer and Chairman of the Board since January 1995. From February 1996 to May 1996, Mr. Nelson served as President and Chief Executive Officer of Accrue Software, a developer of network based tools for measuring Web site performance. Mr. Nelson also served as Chairman of the Board of Accrue from February 1996 to November 1999.

     MICHAEL HUDES has served as our President and as a member of our board of directors since October 1995 and until August 1999 he also served as our Chief Operating Officer. From October 1993 to September 1995, Mr. Hudes was the Director of Marketing for daVinci Time & Space, an interactive media company.

     SUSAN L. FIELD has served as our Executive Vice President and Chief Financial Officer since June 1999. From June 1997 to April 1999, Ms. Field was employed at Sears, Roebuck and Co., a multi-line retailer providing merchandise and services, most recently as the Senior Vice President -- Strategy, Planning and Corporate Development. From August 1985 to June 1997, Ms. Field served in various capacities at Merrill Lynch & Co., a global investment bank, most recently as a Managing Director.

     LARRY K. GEISEL has served as our Executive Vice President and Chief Operating Officer since September 1999. From April 1998 to September 1999, Mr. Geisel served as the Executive Vice President, Chief Technical Officer of Knowledge Universe, Inc., a holding company focused on educational products and services. From February 1996 to April 1998, Mr. Geisel was the Senior Vice President, Chief Information Officer of Netscape Communications, Inc., a provider of client and server software, development tools and commercial applications. From February 1994 to February 1996, Mr. Geisel was an Executive Vice President of Xerox Corporation, a provider of various document services.

     ARTHUR I. WILLIAMS has served as our Executive Vice President, Global Operations since December 1999. From June 1998 to December 1999, Mr. Williams was the Executive Vice President North America Operations of AGENCY.COM, Ltd., an online marketing and advertising agency, specializing in the development of Web sites. From June 1994 to June 1998, Mr. Williams was the Chief Executive Officer and President of Spiral Media, Inc., a designer of digital media and developer of original content.

     DANIEL J. LYNCH has served as President, Logistics since May 1999. From February 1993 to March 1999, Mr. Lynch served as the Senior Vice President, Marketing and Sales of Technicolor Entertainment, a film processing and distribution company.

     MARGARET MAXWELL ZAGEL has served as our Vice President, Chief Legal and Administrative Officer and Secretary since August 1999. From March 1998 to March 1999, Ms. Zagel served as the Vice President, General Counsel and Secretary of Tellabs Operations, Inc., a manufacturer of telecommunications equipment solutions. From September 1984 to January 1998, Ms. Zagel served as General Counsel of Grant Thornton LLP, an accounting and management consulting firm.

     MATTHEW BERNARDINI has served as our Vice President, Chief Technology Officer since July 1999, and prior to that, from October 1997 to July 1999, he served as our Director of Engineering. From January 1996 to August 1997, Mr. Bernardini was Vice President, Technology of Meta4Digital Design, an interactive marketing company. From May 1995 to January 1996, Mr. Bernardini was an independent consultant, working as a programmer and developer.

     MARITA C. SCARFI has served as our Vice President, Finance since January 1998. She served as our Director of Finance from January 1997 to January 1998 and as our Controller from July 1996 to July 1997. From August 1988 to July 1996, Ms. Scarfi served as a Manager of Business Assurance for Coopers & Lybrand, an accounting firm.

     SHELLY A. SAUNDERS has served as our Vice President, Corporate Controller and Treasurer since January 2000. From December 1998 to October 1999, Ms. Saunders was the Corporate Controller at Thoratec Laboratories Corporation, a developer, manufacturer and marketer of medical devices. From July 1998 to December 1998, Ms. Saunders was the Life Science Group Controller at Bio-Rad Laboratories, Inc., a multinational manufacturer and distributor of life science research products. From July 1994 to July 1998, Ms. Saunders was the Corporate Controller at American Protective Services, Inc., a provider of security guard and patrol services.

     JANIS M. NAKANO SPIVACK has served as our Vice President, Chief Creative Officer since November 1996. From October 1993 to October 1996, Ms. Spivack was a partner of leftBrain-rightBrain, a provider of consulting, technical and design production expertise to both Web site builders and individual companies. From October 1993 to January 1997, Ms. Spivack was also the President of GoFISH!, a private interactive, online directory of production companies.

     LYNDA WARD PIERCE has served as our Vice President, Human Resources since July 1999. From August 1998 to July 1999, Ms. Pierce served as the Director of Human Resources of The Metzler Group, Inc., a provider of consulting services to the utilities industry. From April 1997 to August 1998, Ms. Pierce served as the Director of Human Resources for LECG, Inc., a provider of expert analysis, litigation support and management consulting. From October 1996 to March 1997, Ms. Pierce served as the Director of Human Resources for Party America, Inc., a party merchandise retailer. From April 1991 to October 1996, Ms. Pierce served as the Manager of Human Resources of Mervyn's, a department store.

     GARY F. HROMADKO has served as one of our directors since January 1997 and has served as a director of Organic United Kingdom, one of our wholly-owned subsidiaries, since February 1999. Since 1993, Mr. Hromadko has been a private venture investor in early stage technology companies.

     GERALD BRUCE REDDITT has served as a member of our board of directors since October 1998. Since May 1998, Mr. Redditt has served as an Executive Vice President of Omnicom Group Inc., a strategic and financial holding company. From July 1995 to May 1998, Mr. Redditt served as an Executive Vice President of Sony Pictures Entertainment, a creator and distributor of entertainment products, services and technology. From March 1991 to July 1995, Mr. Redditt served as a Corporate Vice President of GTE Corporation, a telecommunications company. Since January 1999, Mr. Redditt has served as a director of AGENCY.COM, Ltd.

BOARD COMPOSITION

     Our bylaws authorize the number of directors to be not less than five nor more than nine. The number of directors on the Board is currently fixed at six. Our bylaws provide that following the completion of this offering our board of directors will be divided into three classes of directors designated Class I, Class II and Class III. Each class will have a three-year term. Initially, two directors will serve in Class I, two directors will serve in Class II and two directors will serve in Class III. The initial directors in each class will hold office for terms of one year, two years or three years. Thereafter each class will serve a three-year term. Executive officers are elected by and serve at the direction of the board of directors.

BOARD COMMITTEES

     The board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Mr. Hromadko and Mr. Redditt, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans.

     The audit committee, currently consisting of Mr. Hromadko, Mr. Redditt and Mr. Hudes, recommends the selection of independent public accountants to the board of directors, reviews the scope and results of the audit and other services provided by our independent accounts, and reviews our accounting practices and systems of internal accounting controls.

DIRECTOR COMPENSATION

     Our directors currently are not compensated for their services. However, in the future we intend to compensate our non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

     There are no family relationships among any of our directors or executive officers other than between Michael Hudes and Daniel Lynch, who are brothers-in-law.

EXECUTIVE COMPENSATION

   SUMMARY COMPENSATION INFORMATION

     The following table contains information in summary form concerning the compensation paid to our chief executive officer and each of our four most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1999. In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers.

                           SUMMARY COMPENSATION TABLE

                                                                               ALL OTHER 1999
                                                             1999 ANNUAL        COMPENSATION
                                                            COMPENSATION       --------------
                                                         -------------------    TOTAL HEALTH
NAME AND PRINCIPAL POSITION                               SALARY     BONUS       INSURANCE
---------------------------                              --------   --------   --------------
Jonathan Nelson
  Chief Executive Officer and Chairman of the Board....  $180,000   $ 54,922       $3,072
Michael Hudes
  President and Director...............................   212,755     75,000        5,792
Janis Nakano Spivack
  Vice President, Chief Creative Officer...............   171,250     47,500           --
Susan Field
  Executive Vice President, Chief Financial Officer....   130,773    150,000           --
Matthew Bernardini
  Vice President, Chief Technology Officer.............   166,967     45,000           --

   OPTION GRANTS DURING FISCAL 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during the fiscal year ended December 31, 1999. All options granted to these executive officers in the last fiscal year were granted under our 1997 stock option plan. Each option vests and becomes exercisable over a period of four years. The percentage of total options set forth below is based on an aggregate of 15,294,525 options granted to employees in fiscal 1999. All options were granted at a fair market value as determined by the board of directors on the date of grant. The board of directors determined the fair market value based on our financial results and prospects and the share price in arms-length transactions. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options. The deemed value for the date of grant has been adjusted solely for financial accounting purposes. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are based on the exercise price of the options and are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future common stock price.

             OPTIONS GRANTED IN FISCAL YEAR ENDED DECEMBER 31, 1999

                                                                                   POTENTIAL REALIZABLE
                                          PERCENT OF                                 VALUE AT ASSUMED
                            NUMBER OF    TOTAL OPTIONS                            ANNUAL RATES OF STOCK
                            SECURITIES    GRANTED TO                              PRICE APPRECIATION FOR
                            UNDERLYING   EMPLOYEES IN    EXERCISE                      OPTION TERM
                             OPTIONS      FISCAL YEAR    PRICE PER   EXPIRATION   ----------------------
           NAME              GRANTED         1999          SHARE        DATE         5%          10%
           ----             ----------   -------------   ---------   ----------   --------    ----------
Jonathan Nelson...........         --          --              --            --         --            --
Michael Hudes.............         --          --              --            --         --            --
Janis Nakano Spivack......     67,500         0.4%        $2.6667      11/22/09   $113,202    $  286,877
Susan Field...............  1,755,000        11.5%        $0.8333       6/23/09   $919,722    $2,330,755
Matthew Bernardini........    382,500         2.5%        $1.3333       7/13/09   $320,736    $  812,809

   OPTION EXERCISES

     The following table sets forth information concerning exercisable and unexercisable stock options held by each of the executive officers named in the summary compensation table at December 31, 1999. The value of unexercised in-the-money options represents the positive spread between the exercise price of the stock options and the deemed fair market value of our common stock as of December 31, 1999, which our board of directors determined was $2.6667 per share. All options were granted under our 1997 stock option plan. These options vest over four years and otherwise generally conform to the terms of our 1997 stock option plan.

       AGGREGATE OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1999
                     AND OPTION VALUES AT DECEMBER 31, 1999

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                         SHARES                 OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END
                       ACQUIRED ON    VALUE     ---------------------------   ---------------------------
        NAME            EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           -----------   --------   -----------   -------------   -----------   -------------
Jonathan Nelson......         --           --          --              --             --             --
Michael Hudes........         --                  553,500         922,500     $1,421,880     $2,369,800
Janis Nakano
  Spivack............    183,282     $409,737      15,937         250,781     $   40,940     $  470,829
Susan Field..........         --           --          --       1,755,000             --     $3,217,500
Matthew Bernardini...         --           --      60,938         456,562     $  152,994     $  690,706

EMPLOYMENT AGREEMENTS

   JONATHAN NELSON

     On January 29, 1997, Jonathan Nelson entered into an employment agreement with us to serve as our Chief Executive Officer. Mr. Nelson currently serves as our Chief Executive Officer and as a member of our board of directors. As amended on February 24, 1997, the employment agreement provides Mr. Nelson with an annual base salary of $90,000. In addition, Mr. Nelson is eligible to receive discretionary bonus compensation in an amount determined by the board of directors.

     Under the terms of his agreement, Mr. Nelson's employment shall continue until either party gives the other party 90 days advance written notice of the expiration of the employment agreement. Should we terminate Mr. Nelson's employment for cause, we must pay Mr. Nelson all compensation due on the date of termination. Cause is defined as:

     - repeated failure or refusal by Mr. Nelson to materially perform his duties and responsibilities, or his failure to devote substantially all of his business time and attention exclusively to our business and affairs;

     -   willful misappropriation of our funds or property;

     - use of alcohol or illegal drugs, which interferes with his performance and which continues after written warning;

     - conviction in a court of law of, or entering a plea of guilty or no contest to, any felony or any crime involving moral turpitude, dishonesty or theft;

     - any commission in bad faith of any act which injures or could reasonably injure our reputation, business or business relationships; or

     - any material breach of his employment agreement, which is not cured within 30 days of our written notice.

     Should we terminate Mr. Nelson's employment without cause and without 90 days advance written notice, Mr. Nelson is entitled to receive from us, so long as Mr. Nelson is not in breach of the non-competition and protection of confidential information provisions of his employment agreement,

     - his applicable salary compensation less any income earned from subsequent employment, limited to 90 days once written notice is given, and

     - any unpaid reimbursable expenses outstanding, and any unused accrued vacation, as of the date of termination.

     Under the terms of his employment agreement, Mr. Nelson agrees that while he is employed by us and for a period of two years after the date of his termination, he shall not, except on our behalf:

     -   solicit any client business;

     -   solicit any of our employees or exclusive consultants; or

     -   render to or for any client any services that we provide.

Additionally, Mr. Nelson also agrees that he will not at any time

     - disclose any confidential information or trade secret of ours or our clients; or

     - use any confidential information or trade secret for his own benefit, or for the benefit of third parties.

   MICHAEL HUDES

     On January 29, 1997, Michael Hudes entered into an employment agreement with us to serve as our President. Mr. Hudes currently serves as our President and a member of our board of directors. As amended on February 24, 1997, the employment agreement provides Mr. Hudes with an annual base salary of $140,000. In addition, Mr. Hudes is eligible to receive discretionary bonus compensation in an amount determined by the board of directors.

     Under the terms of his agreement, Mr. Hudes' employment shall continue until either party gives the other party 90 days advance written notice of the expiration of the employment agreement. Should we terminate Mr. Hudes' employment for cause, we must pay Mr. Hudes all compensation due on the date of termination. Cause is defined as:

     - repeated failure or refusal by Mr. Hudes to materially perform his duties and responsibilities, or his failure to devote substantially all of his business time and attention exclusively to our business and affairs;

     -   willful misappropriation of our funds or property;

     - use of alcohol or illegal drugs, which interferes with his performance and which continues after written warning;

     - conviction in a court of law of, or entering a plea of guilty or no contest to, any felony or any crime involving moral turpitude, dishonesty or theft;

     - any commission in bad faith of any act which injures or could reasonably injure our reputation, business or business relationships; or

     - any material breach of his employment agreement, which is not cured within 30 days of our written notice.

     Should we terminate Mr. Hudes' employment without cause and without 90 days advance written notice, Mr. Hudes is entitled to receive from us, so long as Mr. Hudes is not in breach of the non-competition and protection of confidential information provisions of his employment agreement,

     - his applicable salary compensation less any income earned from subsequent employment, limited to 90 days once written notice is given, and

     - any unpaid reimbursable expenses outstanding, and any unused accrued vacation, as of the date of termination.

     Under the terms of his employment agreement, Mr. Hudes agrees that while he is employed by us and for a period of two years after the date of his termination, he shall not, except on our behalf:

     -   solicit any client business;

     -   solicit any of our employees or exclusive consultants; or

     -   render to or for any client any services that we provide.

     Additionally, Mr. Hudes also agrees that he will not at any time

     - disclose any confidential information or trade secret of ours or our clients; or

     - use any confidential information or trade secret for his own benefit, or for the benefit of third parties.

   SUSAN L. FIELD

     On June 22, 1999, Susan L. Field entered into an employment agreement with us to serve as our Executive Vice President and Chief Financial Officer. The employment agreement provides Ms. Field with an annual base salary of $250,000 and a bonus of up to 40% of her base salary upon achievement of specific goals and objectives. Additionally, Ms. Field was paid a signing bonus of $50,000 in connection with her entering the employment agreement.

     Ms. Field's employment agreement also provides her with an incentive stock option for the purchase of 480,000 shares of our common stock pursuant to our 1997 stock option plan at an exercise price of $0.8333 per share, and a nonstatutory stock option for the purchase of

1,125,000 shares of our common stock pursuant to our 1997 stock option plan, at an exercise price of $0.8333 per share. These options contain a four year vesting period, with 25% vesting after the first continuous year of employment and the remaining option shares vesting in equal monthly portions through the fourth year. Also, Ms. Field is entitled to an additional nonstatutory stock option grant of 150,000 shares of common stock pursuant to our 1997 stock option plan, at an exercise price of $0.8333 per share. Of these shares, 75,000 will vest upon the closing of this offering and 75,000 of the shares will vest upon our hiring employees to fill at least two key management positions and our retaining these employees for nine continuous months of employment.

     Under the terms of her agreement, Ms. Field's employment may be terminated by either party at any time with or without cause and with or without notice. Should we terminate Ms. Field's employment for cause or should she voluntarily resign, she will not be entitled to severance pay, pay in lieu of notice, or any other compensation or benefits, other than payment of accrued salary and vacation. Cause is defined as:

     -   conviction of any felony or of any crime against us;

     -   participation of any fraud against us;

     - willful breach of any duties to us, including persistent unsatisfactory job performance;

     - breach of provisions in the employment agreement or of her proprietary information and invention agreement; or

     - engagement of conduct determined by our board of directors to demonstrate gross unfitness to serve.

     In the event Ms. Field's employment is terminated without cause, we will provide her with

     - a payment equal to three months of her salary, less standard withholdings and deductions and

     - a one-year acceleration of vesting of the common stock subject to purchase pursuant to the options granted to her as of the date of the employment agreement.

     Under the terms of her employment agreement, Ms. Field agrees that while she is employed by us, she will not in any capacity whatsoever engage in, become financially interested in, be employed by or have any business connection with any of our competitors.

     In connection with her employment agreement, Ms. Field entered into a proprietary information and invention agreement, which provides that she:

     - will not use any of our proprietary information without our prior written authorization;

     - will assign to us in the future her interest in any and all inventions, subject to a limited exclusion; and

     - will not, for a period of one year after the termination of her employment, solicit any of our employees or clients.

BENEFIT PLANS

   1997 STOCK OPTION PLAN

     Our 1997 stock option plan was approved by our board of directors and our stockholders in April 1997 and was amended in November 1998, February 1999, September 1999 and November 1999. Our 1997 stock option plan provides for the grant to our employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the grant of nonstatutory stock options to our employees, outside directors and consultants. Our 1997 stock option plan is currently administered by our board of directors which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. Our 1997 stock option plan authorizes the issuance of an aggregate of up to 22,725,000 shares of common stock. The maximum number of shares that may be granted to any individual under our 1997 stock option plan in any year is 956,250. As of September 30, 1999, options to purchase an aggregate of 15,712,932 shares of common stock were outstanding under the 1997 stock option plan, and an aggregate of 5,392,953 shares of common stock remained available for future grants.

     The exercise price of all incentive stock options granted under our 1997 stock option plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1997 stock option plan shall be determined by the administrator, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive or nonstatutory option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any these options must not exceed five years. The term of all other options granted under our 1997 stock option plan may not exceed ten years.

     In the event a participant in our 1997 stock option plan ceases to be an employee, director or consultant, other than upon the participant's death or disability, the participant may exercise his or her vested options for a period of three months following termination, unless a different exercise period is specified in his or her option agreement.

     In the event of our merger with or into another corporation or a sale of substantially all of our assets, our 1997 stock option plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that in the event the successor corporation refuses to assume or substitute for the outstanding options, the vesting of these options and the time during which these options may be exercised shall be accelerated prior to such event and the options terminated if not exercised after such acceleration and at or prior to such event.

     In the event of a change of control, all participants shall receive two additional years of vesting for all outstanding options and all stock acquired through the exercise of an option. In addition, if a participant is employed by us or a subsidiary at the time of the change of control and, prior to the one-year anniversary of the change of control, the participant is either terminated for reasons other than for cause or terminates employment for good reason, the participant shall have the greater of 90 days from the date of termination or the period otherwise specified for exercise after termination to exercise any vested options. Under the 1997 stock option plan, a change of control is defined as:

     - acquisition of 25% or more of our stock by any individual or entity;

     - a change of a majority of the members on our board of directors;

     - consummation of our reorganization, merger or consolidation or the sale or disposition of more than 50% of our operating assets;

     - a tender offer made for our stock; or

     - approval of a plan of complete liquidation by our stockholders.

     Our 1997 stock option plan will terminate in 2007. Our board of directors has authority to amend or terminate our 1997 stock option plan, provided that such action will not impair the rights of the holder of any outstanding options without the written consent of that holder.

   1999 LONG-TERM STOCK INCENTIVE PLAN

     Our 1999 long-term stock incentive plan was approved by our board of directors and our stockholders in November 1999. Our 1999 long-term stock incentive plan provides for the grant to our employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the grant of nonstatutory stock options to our employees, directors and consultants, stock appreciation rights and other types of awards. Our 1999 long-term stock incentive plan will be administered by our compensation committee which selects the optionees, determines the number of shares to be subject to each option, determines the exercise price of each option and determines the vesting and exercise periods of each option. Our 1999 long-term stock incentive plan authorizes the issuance of an aggregate of up to 10,500,000 shares of common stock. No options to purchase shares of common stock have yet been granted under this plan, therefore options to purchase 10,500,000 shares of common stock remain available for grant.

     The exercise price of all incentive stock options granted under our 1999 long-term stock incentive plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1999 long-term stock incentive plan shall be determined by the compensation committee, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive or nonstatutory option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any these options must not exceed five years. The term of all other options granted under our 1999 long-term stock incentive plan may not exceed ten years.

     In the event a participant in our 1999 long-term stock incentive plan terminates employment, or is terminated by us for any reason other than cause, any options which have become exercisable prior to the time of termination, shall remain exercisable for six months from the date of termination if termination was caused by death or disability, or 30 days from the date of termination if termination was caused by reasons other than death or disability.

     In the event of a change of control, all participants shall receive two additional years of vesting for all outstanding options and share appreciation rights, all stock acquired through the exercise of an option or a share appreciation right, and all other awards. In addition, if a participant is employed by us or a subsidiary at the time of the change of control and, prior to the one-year anniversary of the change of control, the participant is either terminated for reasons other than for cause or terminates employment for good reason, the participant shall have the greater of 90 days from the date of termination or the period otherwise specified for exercise after termination to exercise any vested options. Under the 1999 long-term stock incentive plan, a change of control is defined as:

     -   acquisition of 25% or more of our stock by any individual or entity;

     -   a change of a majority of the members on our board of directors;

     - consummation of our reorganization, merger or consolidation or the sale or disposition of more than 50% of our operating assets;

     -   a tender offer made for our stock; or

     -   approval of a plan of complete liquidation by our stockholders.

     Unless terminated sooner, our 1999 long-term stock incentive plan will terminate in 2009. Our board of directors has authority to amend or terminate our 1999 long-term stock incentive plan, provided that this action will not impair the rights of any participant without the written consent of that participant.

   2000 EMPLOYEE STOCK PURCHASE PLAN

     Our stock purchase plan was approved by the board of directors on January 7, 2000 and has been approved by a majority of our stockholders.

     The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 10,000,000 shares of common stock has been reserved for issuance and are available for purchase under the stock purchase plan during the 10 year term of the plan, subject to adjustment in the event of a stock split, stock dividend or other similar change in our common stock or our capital structure. All Organic employees whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the stock purchase plan. Employees hired after the consummation of our initial public offering are eligible to participate in the stock purchase plan at the beginning of the next offering period.

     The stock purchase plan designates offering periods and purchase periods. Offering periods are generally overlapping periods of 24 months. The initial offering period begins on the effective date of the stock purchase plan, which is the first trading day on or after this registration statement is declared effective and ends on the last trading day in the period ending June 30, 2000. Purchase periods are generally six month periods, with the initial purchase period commencing on the first trading day on or after this registration statement is declared effective and ending on June 30, 2000.

     Each employee who is eligible to and wishes to participate chooses a percentage of his or her compensation, not exceeding 15%, that will be used to purchase Organic stock. In no event may an employee purchase more than $25,000 worth of stock in a 12 month period or more than 1,250 shares in any six month purchase period. The percentage designated by the employee will be deducted from each paycheck of the employee and credited to an account. At the end of a six month purchase period the amount in the account will be used to purchase Organic stock. The price of the Organic stock purchased will be the lesser of 85% of the market price on that date or 85% of the market price, or the case of the initial offering period, the offering price, on the first day of the offering period which will begin from six to twenty-four months prior to the purchase date. If the value of the stock at the end of any purchase period is lower than the value of the stock on the first day of the next offering period, then all participants will be automatically withdrawn from the prior offering period immediately after the exercise of their option and automatically reenrolled in the immediately following offering period.

     The stock purchase plan will be administered by our board of directors or compensation committee, which will have the authority to terminate or amend the stock purchase plan, subject to specified restrictions, and otherwise to administer the stock purchase plan and to resolve all questions relating to the administration of the stock purchase plan.

   401(k) PLAN

     In January 1997, we established a 401(k) Plan. All employees with at least one month of service are eligible to participate in the plan. Employees may contribute up to 20% of their pre-tax covered compensation through salary deductions. In 1999, we began contributing 25% of every pre-tax dollar an employee contributes up to the first 5% of the employee's pre-tax covered compensation. Employees are 50% vested in the employer's contributions after one year of service and fully vested after two years. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that all contributions and income earned in the plan are not taxable to employees until withdrawn and our contributions will be deductible by us when made. Our matching contribution expense was not material for the nine months ended September 30, 1999. In addition, we may make a discretionary profit-sharing contribution to all eligible employees, regardless of whether an employee is participating in the 401(k) Plan. However, no such contributions have been made through September 30, 1999.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation and bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for some types of expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Organic, arising out of such person's services as one of our directors or officers or any other company or enterprise to which such person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

     Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the General Corporation Law of the State of Delaware, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

     We intend to purchase and maintain insurance on behalf of the officers and directors insuring them against liabilities that they may incur in such capacities or arising out of such status.

     There is no pending litigation or proceeding involving one of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                           RELATED PARTY TRANSACTIONS

ORGANIC HOLDINGS, INC.

     On January 29, 1997, our predecessor company changed its name from Organic Online, Inc. to Organic Holdings, Inc., and we were formed as a subsidiary under the name Organic Online, Inc. At that time, we exchanged 18,323,712 shares of our Series A preferred stock and nine shares of our common stock for substantially all of the assets and liabilities of Organic Holdings, Inc. Organic Holdings, Inc. retained some of our non-operating assets and liabilities.

     Our directors Jonathan Nelson, Michael Hudes and Gary Hromadko are also directors of Organic Holdings, Inc.

OMNICOM GROUP

     In January 1997, we issued 3,351,288 shares of our Series A preferred stock at $2.9833 per share to Omnicom Group for net cash proceeds of $10.0 million.

     In February 1999, we issued 1,488,000 shares of our Series B preferred stock at $7.2067 per share to Omnicom Group for net cash proceeds of $7.7 million plus the settlement of a $3.0 million short-term bridge loan that we obtained from Omnicom Group in January 1999.

     On August 27, 1999, we entered into a revolving credit facility with Omnicom Group, which allows us to borrow up to $30.0 million at the lender's commercial paper rate plus 3.0% until the closing of this offering. Thereafter, we may borrow up to $15.0 million from Omnicom Group at the lender's commercial paper rate plus 1.25% through September 30, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for further information. Additionally, in connection with the revolving credit facility, we issued a warrant to purchase 2,249,076 shares of our common stock to Omnicom Group at an exercise price of $0.0033 per share.

     One of our directors, Bruce Redditt, has served as Executive Vice President of Omnicom Group since 1998.

OFFICER LOAN

     On March 31, 1999, we loaned $200,000 to Michael Hudes at an interest rate of 7%. This loan was secured by a pledge by Mr. Hudes to us of his shares of our common stock, with principal and interest payments due upon the second, fourth, sixth, eighth and tenth anniversaries of the loan. The amount becomes payable upon the expiration of the lock-up period as long as the offering price is at least $10.00 per share and the aggregate proceeds are at least $75.0 million.

STOCK OPTION GRANTS TO OFFICERS

     On March 20, 1997, we issued to Marita Scarfi options to purchase 765,000 shares of our common stock at an exercise price of $0.0011 per share which became exercisable on July 15, 1997.

     On December 8, 1997, we issued to Janis Nakano Spivack options to purchase 382,500 shares of our common stock at an exercise price of $0.0978 per share which became exercisable on November 17, 1998. On the same date, we issued to Matthew Bernardini options to purchase 90,000 shares of our common stock at the same exercise price which became exercisable on October 15, 1998.

     On June 24, 1998, we issued to Michael Hudes options to purchase 1,476,000 shares of our common stock at an exercise price of $0.0978 per share which became exercisable on June 1, 1999.

     On November 25, 1998, we issued to Matthew Bernardini options to purchase 45,000 shares of our common stock at an exercise price of $0.3889 per share which became exercisable on November 1, 1999.

     On June 23, 1999, we issued to Susan Field options to purchase 1,755,000 shares of our common stock at an exercise price of $0.8333 per share which become exercisable on June 23, 2000.

     On July 13, 1999, we issued to Matthew Bernardini options to purchase 382,500 shares of our common stock at an exercise price of $1.3333 per share which become exercisable on July 13, 2000.

     On August 26, 1999, we issued to (a) Margaret Maxwell Zagel options to purchase 225,000 shares of our common stock which become exercisable on August 26, 2000, (b) Lynda Ward Pierce options to purchase 90,000 shares of our common stock which become exercisable on July 21, 2000, and (c) Larry Geisel options to purchase 1,200,000 shares of our common stock which become exercisable on September 8, 2000. Each of these officers were issued these options at an exercise price of $1.6667 per share.

     On November 22, 1999, we issued to (a) Daniel Lynch options to purchase 845,070 shares of our common stock which became exercisable on January 1, 1999,
(b) Janis Nakano Spivack options to purchase 67,500 shares of our common stock which become exercisable on November 22, 2000, (c) Lynda Ward Pierce options to purchase 90,000 shares of our common stock which become exercisable on November 22, 2000, and (d) Arthur Williams options to purchase 690,000 shares of our common stock which become exercisable on December 14, 2000. Each of these officers were issued these options at an exercise price of $2.6667 per share.

     On January 18, 2000, we issued to Shelly Saunders options to purchase 90,000 shares of our common stock at an exercise price of $3.00 which became exercisable on January 14, 2000.

     We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law.

     We also have entered into various employment agreements with our officers. See "Management -- Employment Agreements" for a more detailed description.

REGISTRATION RIGHTS

     We have entered into an investors' rights agreement with Organic Holdings, Inc. and Omnicom Group. This agreement provides that, subject to specified limitations, if we propose to register any of our common stock under the Securities Act, Organic Holdings, Inc., Omnicom Group and their permitted transferees have the right to include their shares of common stock in the registration. Furthermore, subject to specified limitations, Organic Holdings, Inc., Omnicom Group and their permitted transferees may require us to register all or part of the common stock they hold. These demand rights apply during the period commencing six months after the date of this offering and ending on the fifth anniversary of this offering. The number of shares included in any underwritten offering can be limited by the underwriters of that offering.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

     - each person or entity known by us to own beneficially more than five percent of our common stock;

     - our chief executive officer, each of the executive officers named in the summary compensation table and each of our directors; and

     -   all of our executive officers and directors as a group.

     The beneficial ownership is calculated based on 74,582,718 shares of our common stock outstanding as of December 31, 1999 and 80,082,718 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within sixty days of December 31, 1999 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by another individual.

     The address of each of the executive officers and directors is c/o Organic, Inc., 510 Third Street, San Francisco, California 94107.

                                                                                PERCENTAGE
                                                                                OF SHARES
                                                        SHARES ISSUABLE     BENEFICIALLY OWNED
                                                         UPON EXERCISE     --------------------
                                    NUMBER OF SHARES    OF STOCK OPTIONS   PRIOR TO     AFTER
        NAME AND ADDRESS           BENEFICIALLY OWNED     OR WARRANTS      OFFERING    OFFERING
        ----------------           ------------------   ----------------   --------    --------
5% STOCKHOLDERS
Omnicom Group Inc.
  437 Madison Avenue
  New York, New York 10022.......      12,734,025          2,249,076         20.1%       18.7%
Organic Holdings, Inc.
  c/o Organic, Inc.
  510 Third Street
  San Francisco, California
  94107..........................      51,954,975                 --         69.7%       64.9%
NAMED EXECUTIVE OFFICERS AND
  DIRECTORS
Jonathan Nelson..................      51,954,975                 --         69.7%       64.9%
Michael Hudes....................              --            553,500            *           *
Janis Nakano Spivack.............         183,282             15,937            *           *
Susan Field......................              --                 --            *           *
Matthew Bernardini...............              --             60,938            *           *
Gary F. Hromadko.................              --                 --            *           *
Bruce Redditt....................              --                 --            *           *
All executive officers and
  directors as a group (12
  persons).......................      52,138,257            630,375         70.8%       65.9%

---------------
* Represents beneficial ownership of less than one percent of the common stock.

Shares beneficially owned by Jonathan Nelson consist of 51,954,975 shares owned by Organic Holdings, Inc., of which Mr. Nelson is the majority stockholder.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of September 30, 1999, after giving effect to the conversion of all outstanding shares of our Series A and Series B preferred stock prior to the closing of this offering, 71,108,124 shares of common stock were issued and outstanding and held by approximately 50 stockholders. The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     As of September 30, 1999, there were 23,163,000 shares of preferred stock outstanding and held of record by two stockholders. In connection with the closing of this offering, all outstanding shares of our Series A and Series B preferred stock will automatically be converted into common stock on a one-for-three basis. Upon the closing of this offering, our board of directors will be authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 25,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

     Following the closing of the offering, 3,000,000 shares of our preferred stock will be designated as Series C preferred stock. The Series C preferred stock will be issuable under the terms of our stockholder rights plan. Each one one-hundredth of a share of Series C preferred stock will have voting rights equivalent to one share of our common stock and shall have a right to a preferential quarterly dividend of $0.01 or any higher dividend that is declared on one share of common stock.

     The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of Series C preferred stock and any other preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock or rights to purchase shares of preferred stock other than rights to purchase shares of Series C preferred stock issuable under our stockholder rights plan.

WARRANTS

     As of September 30, 1999, a warrant to purchase an aggregate of 2,249,076 shares of our common stock issued to Omnicom Group was outstanding at an exercise price of $0.0033 per share. This warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. The warrant expires by its terms upon the closing of this offering. As of the date of this prospectus, Omnicom Group has exercised this warrant.

DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

     - prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

     - on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines a business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

     Our bylaws provide that following the completion of this offering our board of directors will be divided into three classes of directors designated Class I, Class II and Class III. Each class will have a three-year term. Initially, two directors will serve in Class I, two directors will serve in Class II and two directors will serve in Class III. The initial directors in each class will hold office for terms of one year, two years or three years. Thereafter each class will serve a three-year term.

     We believe that a classified board of directors will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors, since a majority of the directors at any given time will have had prior experience as our directors. We believe that this, in turn, will permit the board of directors to more effectively represent the interest of our stockholders. With a classified board of directors, at least two annual meetings of our stockholders, instead of one, will generally be required to effect a change in the majority of the board of directors. As a result, a provision relating to a classified board of directors may discourage proxy contests for the election of directors or purchases of a substantial block of our common stock because its provisions could operate to prevent obtaining control of the board of directors in a relatively short period of time. The classification provision and the prohibition on stockholder action by written consent also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us. Under Delaware law, a director on a classified board may be removed by the stockholders of the corporation only for cause.

     Our bylaws provide that special meetings of the stockholders may be called only by our President or at the direction of the board of directors, by our Secretary. Our bylaws require advance written notice, which generally must be received by our Secretary not less than 30 days prior to the meeting, by a stockholder of a proposal or director nomination which a stockholder desires to present at a meeting of stockholders. Our certificate of incorporation does not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring hostile takeover or delaying or preventing changes in control or our management.

STOCKHOLDER RIGHTS PLAN

     We have adopted a stockholder rights plan under which all outstanding shares of common stock as of the effective date of the offering and each share of common stock issued between the effective date of the offering and the distribution date will be coupled with a stockholder right. Unless our board of directors has previously approved the acquisition or offer, the distribution date would occur upon the earlier of the following two events:

     - The tenth day after the date of the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock. The date of this announcement is referred to in the stockholder rights plan as the stock acquisition date.

     - The tenth business day after the commencement or announcement of a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of 15% or more of our outstanding common stock.

     A person who becomes the beneficial owner of 15% or more of our outstanding common stock is referred to in the stockholder rights plan as an acquiring person.

     Initially, the stockholder rights will be attached to the certificates representing outstanding shares of common stock, and no separate rights certificates will be distributed. Each right will entitle the holder to purchase one one-hundredth of a share of our Series C preferred stock.

Until the right is exercised, the holder of a stockholder right, as such, will not have any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings.

     Stockholder rights are not exercisable until the distribution date, and will expire at the close of business on the tenth anniversary of the date of this prospectus, unless earlier redeemed or exchanged by us.

     If any person becomes an acquiring person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series C preferred stock, common stock having a value equal to two times the exercise price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person or its transferee will become null and void.

     If at any time following a stock acquisition date (1) we are acquired in a merger or other business combination, or (2) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a stockholder right other than an acquiring person or its transferee shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

     The purchase price payable, the number of one one-hundredths of a share of Series C preferred stock or other securities or property issuable upon exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution. With some exceptions, no adjustment in the purchase price or the number of shares of Series C preferred stock issuable upon exercise of a stockholder right will be required until the cumulative adjustment would require an increase or decrease of at least one percent in the purchase price or number of shares for which a right is exercisable.

     At any time until the earlier of (1) ten days after a stock acquisition date and (2) the termination of the stockholder rights plan, we may redeem the stockholder rights at a price of $0.01 per right. The terms of the stockholder rights plan allow us to extend the ten day period referred to in the previous sentence. At any time after a public announcement that a person has become an acquiring person, we may exchange the stockholder rights at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series C preferred stock per right.

     The stockholder rights plan is designed to protect stockholders of Organic in the event of unsolicited offers to acquire Organic and other coercive takeover tactics that, in the opinion of our board of directors, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover of Organic more difficult or less likely to occur or might prevent such a takeover, even if such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price and may be favored by the majority of our stockholders. This could occur because the plan would substantially dilute a person or group seeking to acquire us without approval of our board of directors, making such an acquisition prohibitively expensive.

REGISTRATION RIGHTS

     Under an investors' rights agreement entered into between us and Organic Holdings, Inc. and Omnicom Group, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the shares of common stock held by Organic Holdings, Inc., Omnicom Group or their permitted transferees under the Securities Act.

     We must use our best efforts to register these shares, which are referred to in the investors' rights agreement as registrable securities:

     - if we receive written notice from Organic Holdings, Inc. or Omnicom Group requesting that we effect a registration with respect to not less than 20% of the outstanding registrable securities, or a lesser percentage where the anticipated aggregate offering price to the public will exceed $10.0 million;

     - if we decide to register our own securities, except in connection with this offering; or

     - if we receive written notice from holders of registrable securities requesting that we effect a registration on Form S-3, which is a short-form registration statement, with respect to registrable securities the anticipated price to the public of which is at least $1.0 million, so long as we are then eligible to use Form S-3, which at the earliest will occur twelve calendar months after the closing of this offering.

     Our obligation to register shares is subject to some conditions and limitations. If requested to register registrable securities other than on Form S-3, we can delay registration for up to 120 days, but not more than once in any twelve-month period. We can delay Form S-3 registrations for up to 60 days, but not more than once in any twelve-month period. In addition, unless the request is for a registration on Form S-3, we are obligated to effect only two registrations requested by the holders of registrable securities. In cases where we decide to register our own securities, the managing underwriter may limit the registrable securities to be included in the registration to not less than 20% of the total amount of securities to be registered.

     These registration rights terminate with respect to registrable securities upon the first to occur of when the holder can transfer his, her or its registrable securities under Rule 144 in any 90-day period or five years after the closing of this offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are released could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

     Upon completion of the offering, we will have 78,857,200 outstanding shares of common stock. Of these shares, the 5,500,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

     The remaining 73,357,200 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

     Our directors, officers and stockholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock without the prior written consent of Goldman, Sachs & Co. The lock-up restrictions will expire on the date which is 180 days after the date of this prospectus. However, Goldman, Sachs & Co. may waive these restrictions at any time in its discretion before the end of the 180 day lock-up period. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Goldman, Sachs & Co. Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

     - Beginning 180 days after the date of this prospectus, 5,116,746 shares will be freely tradable pursuant to Rule 144(k), and an additional 68,240,454 shares will be eligible for sale subject to volume limitations, as explained below, pursuant to Rules 144 and 701.

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding which will equal approximately 788,572 shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate and any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

     In addition, we intend to file a registration statement on Form S-8 under the Securities Act within 180 days following the date of this prospectus to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1997 stock option plan, the 1999 long-term stock incentive plan, the 2000 employee stock purchase plan we intend to adopt or any other benefit plan after the effectiveness of the registration statement will also be freely tradable in the public market. However, these shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701. As of September 30, 1999, there were outstanding options for the purchase of 15,712,932 shares of common stock, of which options to purchase 2,525,502 shares were vested and exercisable.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

     The audited financial statements included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed with Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the Registration Statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, and each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Registration Statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's Web site. Following the offering, our common stock will be quoted on the Nasdaq National Market and you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................  F-2
Consolidated Balance Sheet..................................  F-3
Consolidated Statement of Operations........................  F-4
Consolidated Statement of Stockholders' Equity..............  F-5
Consolidated Statement of Cash Flows........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                     REPORT OF PRICEWATERHOUSECOOPERS LLP,
                            INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Organic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Organic, Inc. ("the Company") at December 31, 1997, 1998 and September 30, 1999, and the results of its operations and its cash flows for the years ended December 31, 1996, 1997, and 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers
November 22, 1999
except for the fourth paragraph of Note 1,
which is as of February 8, 2000
San Francisco, California

                                 ORGANIC, INC.

                           CONSOLIDATED BALANCE SHEET
                    AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                    PRO FORMA
                                                                                                  STOCKHOLDERS'
                                                                DECEMBER 31,                        EQUITY AT
                                                              -----------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                               1997      1998         1999            1999
                                                              -------   -------   -------------   -------------
                                                                                                   (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 4,264   $ 1,667     $  3,204
Short-term investments......................................    1,871       400           --
Accounts receivable, net of allowance of $96 at December 31,
  1997, $283 at December 31, 1998, and $564 at September 30,
  1999......................................................    2,597     5,447       18,084
Accounts receivable -- media spending.......................       --     1,472        2,762
Costs in excess of billings.................................        3       574        5,707
Deposits and prepaid expenses...............................      160       287          612
Other assets................................................        4       108          318
Deferred tax asset, current.................................      988        --           --
                                                              -------   -------     --------
    Total current assets....................................    9,887     9,955       30,687
Property and equipment, net.................................    1,313     6,570        9,604
Long-term investments.......................................      100       602        1,289
Deferred bank facility charge, net of accumulated
  amortization of $504......................................       --        --       17,647
Other assets................................................      126       478          850
                                                              -------   -------     --------
    Total assets............................................  $11,426   $17,605     $ 60,077
                                                              =======   =======     ========
LIABILITIES
Accounts payable............................................  $   722   $ 3,899     $  5,996
Current portion of long-term debt...........................      364     2,735        4,302
Current portion of obligations under capital leases.........       --        36           42
Accrued expenses............................................       67       674        4,182
Accrued employee costs......................................       93       187        3,157
Deferred revenue............................................      351     1,013        3,106
Deferred revenue -- media spending..........................       --     1,072        6,794
                                                              -------   -------     --------
    Total current liabilities...............................    1,597     9,616       27,579
Long-term debt, net of current portion......................      604       553          430
Obligations under capital leases, net of current portion....       --       108          108
Deferred rent...............................................       --       138          338
                                                              -------   -------     --------
    Total liabilities.......................................    2,201    10,415       28,455
                                                              -------   -------     --------
Commitments and contingencies (Note 10)
Minority interest in consolidated subsidiary................       --        --          280

STOCKHOLDERS' EQUITY
Convertible Series A preferred stock, $.0001 par value,
  21,675,000 shares authorized, issued and outstanding at
  December 31, 1997 and 1998 and September 30, 1999
  (aggregate liquidation preference $64,664) (none pro
  forma)....................................................        2         2            2        $     --
Convertible Series B preferred stock, $.0001 par value,
  1,488,000 shares authorized, issued and outstanding at
  September 30, 1999 (aggregate liquidation preference
  $10,724) (none pro forma).................................       --        --           --              --
Common stock, $.0001 par value, 200,000,000 shares
  authorized, 7,002, 902,817 and 1,619,124 shares issued and outstanding at December 31, 1997, December 31, 1998 and
  September 30, 1999, respectively (73,357,200 pro forma)...       --        --           --               7
Additional paid-in capital..................................   11,250    13,584       89,816          89,818
Deferred compensation.......................................      (61)   (1,664)     (37,993)        (37,993)
Accumulated deficit.........................................   (1,966)   (4,732)     (20,469)        (20,469)
Accumulated other comprehensive income......................       --        --          (14)            (14)
                                                              -------   -------     --------        --------
    Total stockholders' equity..............................    9,225     7,190       31,342        $ 31,349
                                                              -------   -------     --------        ========
    Total liabilities and stockholders' equity..............  $11,426   $17,605     $ 60,077
                                                              =======   =======     ========

The accompanying notes are an integral part of these consolidated financial statements.

                                 ORGANIC, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
             AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                       FOR THE NINE MONTHS
                                                                                              ENDED
                                                 YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                           -------------------------------------    --------------------------
                                              1996         1997         1998           1998           1999
                                           -----------    -------    -----------    -----------    -----------
                                                                                    (UNAUDITED)
Revenues.................................  $     4,294    $ 6,780    $    27,734    $   20,744     $    51,781
Operating expenses:
  Professional services (exclusive of $0,
    $0, $183, $57 and $3,355 reported
    below of stock-based compensation for
    the years ended 1996, 1997 and 1998
    and for the nine months ended
    September 30, 1998 and 1999,
    respectively)........................        1,889      4,285         16,801        11,191          29,929
  Selling, general and administrative
    (exclusive of $53, $87, $511, $234
    and $8,102 reported below of
    stock-based compensation for the
    years ended 1996, 1997 and 1998 and
    for the nine months ended September
    30, 1998 and 1999, respectively).....        2,104      5,473         12,068         7,276          26,018
  Stock compensation and other stock-
    based charges........................           53         87            694           291          11,457
                                           -----------    -------    -----------    -----------    -----------
    Total operating expenses.............        4,046      9,845         29,563        18,758          67,404
                                           -----------    -------    -----------    -----------    -----------
Operating income (loss)..................          248     (3,065)        (1,829)        1,986         (15,623)
Minority interest in operations of
  consolidated subsidiary................         (106)        --             --            --             (39)
Interest and other income, net...........            4        283             73            73             (11)
                                           -----------    -------    -----------    -----------    -----------
    Net income (loss) before taxes.......          146     (2,782)        (1,756)        2,059         (15,673)
Income tax expense (benefit).............          (91)      (997)         1,010           913              64
                                           -----------    -------    -----------    -----------    -----------
    Net income (loss)....................  $       237    $(1,785)   $    (2,766)   $    1,146     $   (15,737)
                                           ===========    =======    ===========    ===========    ===========
Basic net income (loss) per share........  $    26,286    $  (668)   $    (10.81)   $     8.41     $    (13.01)
                                           ===========    =======    ===========    ===========    ===========
Diluted net income (loss) per share......  $      0.00    $  (668)   $    (10.81)   $     0.02     $    (13.01)
                                           ===========    =======    ===========    ===========    ===========
Weighted average common shares
  outstanding:
  Basic..................................            9      2,671        255,888       136,259       1,209,591
                                           ===========    =======    ===========    ===========    ===========
  Diluted................................   65,025,009      2,671        255,888    65,424,719       1,209,591
                                           ===========    =======    ===========    ===========    ===========
Unaudited pro forma basic and diluted net
  loss per share.........................                            $     (0.04)                  $     (0.22)
                                                                     ===========                   ===========
Weighted average common shares
  outstanding -- unaudited pro forma
  basic and diluted......................                             65,280,888                    70,389,036
                                                                     ===========                   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                 ORGANIC, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA

                                                PREFERRED STOCK        COMMON STOCK      ADDITIONAL
                                              -------------------   ------------------    PAID-IN       DEFERRED     ACCUMULATED
                                                SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT
                                              ----------   ------   ---------   ------   ----------   ------------   -----------
BALANCE AT DECEMBER 31, 1995................          --     $--           --     $--     $   900       $   (145)     $   (418)
Deferred stock-based compensation...........          --     --            --     --          426           (426)           --
Amortization of deferred stock-based
  compensation..............................          --     --            --     --           --             53            --
Cash received in connection with investments
  in Organic Holdings prior to
  reorganization............................          --     --            --     --          400             --            --
Adjustments related to certain assets and
  liabilities retained by Organic
  Holdings..................................          --     --            --     --         (105)            --            --
Net income..................................          --     --            --     --           --             --           237
                                              ----------     --     ---------     --      -------       --------      --------
BALANCE AT DECEMBER 31, 1996................          --     --            --     --        1,621           (518)         (181)
Issuance of Series A preferred stock on
  reorganization............................  18,323,712      2             9     --           (2)            --            --
Issuance of Series A preferred stock........   3,351,288     --            --     --       10,000             --            --
Common stock options exercised..............          --     --         6,993     --            1             --            --
Amortization of deferred stock-based
  compensation..............................          --     --            --     --           --             87            --
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................          --     --            --     --         (370)           370            --
Net loss....................................          --     --            --     --           --             --        (1,785)
                                              ----------     --     ---------     --      -------       --------      --------
BALANCE AT DECEMBER 31, 1997................  21,675,000      2         7,002     --       11,250            (61)       (1,966)
Common stock options exercised..............          --     --       895,815     --           37             --            --
Deferred stock-based compensation...........          --     --            --     --        2,348         (2,348)           --
Amortization of deferred stock-based
  compensation..............................          --     --            --     --           --            694            --
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................          --     --            --     --          (51)            51            --
Net loss....................................          --     --            --     --           --             --        (2,766)
                                              ----------     --     ---------     --      -------       --------      --------
BALANCE AT DECEMBER 31, 1998................  21,675,000      2       902,817     --       13,584         (1,664)       (4,732)
Net loss....................................          --     --            --     --           --             --       (15,737)
Foreign currency translation adjustment.....          --     --            --     --           --             --            --
Comprehensive loss..........................
Issuance of Series B preferred stock, net of
  issuance costs of $6......................   1,488,000     --            --     --       10,718             --            --
Common stock options exercised..............          --     --       716,307     --           81             --            --
Deferred stock-based compensation...........          --     --            --     --       49,011        (49,011)           --
Amortization of deferred stock-based
  compensation..............................          --     --            --     --           --         10,953            --
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................          --     --            --     --       (1,729)         1,729            --
Issuance of common stock warrants...........          --     --            --     --       18,151             --            --
                                              ----------     --     ---------     --      -------       --------      --------
BALANCE AT SEPTEMBER 30, 1999...............  23,163,000     $2     1,619,124     $--     $89,816       $(37,993)     $(20,469)
                                              ==========     ==     =========     ==      =======       ========      ========

                                               ACCUMULATED
                                                  OTHER           TOTAL
                                              COMPREHENSIVE   STOCKHOLDERS'
                                                 INCOME          EQUITY
                                              -------------   -------------
BALANCE AT DECEMBER 31, 1995................      $ --          $    337
Deferred stock-based compensation...........        --                --
Amortization of deferred stock-based
  compensation..............................        --                53
Cash received in connection with investments
  in Organic Holdings prior to
  reorganization............................        --               400
Adjustments related to certain assets and
  liabilities retained by Organic
  Holdings..................................        --              (105)
Net income..................................        --               237
                                                  ----          --------
BALANCE AT DECEMBER 31, 1996................        --               922
Issuance of Series A preferred stock on
  reorganization............................        --                --
Issuance of Series A preferred stock........        --            10,000
Common stock options exercised..............        --                 1
Amortization of deferred stock-based
  compensation..............................        --                87
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................        --                --
Net loss....................................        --            (1,785)
                                                  ----          --------
BALANCE AT DECEMBER 31, 1997................        --             9,225
Common stock options exercised..............        --                37
Deferred stock-based compensation...........        --                --
Amortization of deferred stock-based
  compensation..............................        --               694
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................        --                --
Net loss....................................        --            (2,766)
                                                  ----          --------
BALANCE AT DECEMBER 31, 1998................        --             7,190
                                                                --------
Net loss....................................        --           (15,737)
Foreign currency translation adjustment.....       (14)              (14)
                                                                --------
Comprehensive loss..........................                     (15,751)
Issuance of Series B preferred stock, net of
  issuance costs of $6......................        --            10,718
Common stock options exercised..............        --                81
Deferred stock-based compensation...........        --                --
Amortization of deferred stock-based
  compensation..............................        --            10,953
Reduction in deferred stock-based
  compensation expense related to stock
  options cancelled.........................        --                --
Issuance of common stock warrants...........        --            18,151
                                                  ----          --------
BALANCE AT SEPTEMBER 30, 1999...............      $(14)         $ 31,342
                                                  ====          ========

The accompanying notes are an integral part of these consolidated financial statements.

                                 ORGANIC, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                              AMOUNTS IN THOUSANDS

                                                                                               FOR THE NINE MONTHS
                                                                                                      ENDED
                                                               YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                              ---------------------------    -----------------------
                                                              1996      1997       1998         1998          1999
                                                              -----    -------    -------    -----------    --------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $ 237    $(1,785)   $(2,766)     $ 1,146      $(15,737)
Adjustments to reconcile net income to net cash used in
  operating activities:
  Depreciation and amortization.............................    203        432      1,248          765         2,226
  Stock-based compensation and other stock-based charges....     53         87        694          291        11,457
  Provision for doubtful accounts...........................     --         --        280          180           637
  Write-off of fixed assets.................................     --         --         12           --         1,171
  Minority interest in operations of consolidated
    subsidiary..............................................     --         --         --           --           280
  Provision (benefit) for deferred income taxes.............    (91)    (1,000)     1,000          830            --
  Revenue recognized in exchange for investments............    (90)      (100)      (577)        (252)         (687)
  Changes in assets and liabilities:
    Increase in accounts receivable.........................   (159)    (1,911)    (4,622)      (6,651)      (14,763)
    (Increase) decrease in costs in excess of billings......     40         34       (571)        (355)       (5,133)
    Increase in deposits and prepaid expenses...............    (22)      (138)      (127)         (58)         (325)
    Increase in other assets................................    (72)       (76)      (480)        (405)         (465)
    Increase in accounts payable and accrued expenses.......     87        603      3,878        1,406         8,576
    Increase (decrease) in deferred revenue.................   (139)       235      1,734        2,132         7,814
    Increase in deferred rent...............................     --         --        138           19           200
    Decrease in income taxes payable........................   (111)        --         --           --            --
                                                              -----    -------    -------      -------      --------
      Net cash used in operating activities.................    (64)    (3,619)      (159)        (952)       (4,749)
                                                              -----    -------    -------      -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................   (509)    (1,099)    (5,579)      (3,143)       (6,195)
Purchase of short-term investments..........................     --     (2,271)    (1,865)      (1,865)       (2,005)
Proceeds from the sale and maturity of short-term
  investments...............................................     --        400      3,336        1,880         2,405
Proceeds from the sale of long-term investments.............     --         --         75           75            --
                                                              -----    -------    -------      -------      --------
      Net cash used in investing activities.................   (509)    (2,970)    (4,033)      (3,053)       (5,795)
                                                              -----    -------    -------      -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from investment in Organic Holdings................    400         --         --           --            --
Proceeds from issuance of convertible preferred stock,
  net.......................................................     --     10,000         --           --         7,718
Proceeds from exercises of common stock options.............     --          1         37           34            81
Proceeds from long-term debt................................    350        757      1,938        1,100         7,000
Payments on notes payable -- related party..................     --         (8)        --           --            --
Payments on capital leases..................................     --         --        (25)         (16)          (29)
Payments on long-term debt..................................     --       (140)      (355)        (212)       (2,675)
                                                              -----    -------    -------      -------      --------
      Net cash provided by financing activities.............    750     10,610      1,595          906        12,095
      Effect of exchange rate changes on cash and cash
        equivalents.........................................     --         --         --           --           (14)
                                                              -----    -------    -------      -------      --------
        Net increase (decrease) in cash and cash
          equivalents.......................................    177      4,021     (2,597)      (3,099)        1,537
Cash and cash equivalents at beginning of period............     66        243      4,264        4,264         1,667
                                                              -----    -------    -------      -------      --------
Cash and cash equivalents at end of period..................  $ 243    $ 4,264    $ 1,667      $ 1,165      $  3,204
                                                              =====    =======    =======      =======      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid for interest......................................  $  13    $    44    $   138      $    81      $    231
                                                              =====    =======    =======      =======      ========
Cash paid for income taxes..................................  $ 115    $     5    $    90      $    90      $     86
                                                              =====    =======    =======      =======      ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment acquired under financing
  obligations...............................................  $  --    $    --    $   906      $   906      $    153
                                                              =====    =======    =======      =======      ========
Conversion of debt into preferred stock.....................  $  --    $    --    $    --      $    --      $  3,000
                                                              =====    =======    =======      =======      ========
Issuance of common stock warrants...........................  $  --    $    --    $    --      $    --      $ 18,151
                                                              =====    =======    =======      =======      ========
Notes payable issued for investment.........................  $   8    $    --    $    --      $    --      $     --
                                                              =====    =======    =======      =======      ========
Deferred stock-based compensation...........................  $ 426    $    --    $ 2,348      $ 1,058      $ 49,011
                                                              =====    =======    =======      =======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                                 ORGANIC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Organic, Inc. ("Organic" or "the Company") is an international Internet professional services firm focused on the customer-to-business market. Organic provides services to our clients including management consulting, creative design and engineering implementation services; marketing services; public relations services; and customer service and fulfillment consulting and transaction management services. The marketing and public relations services are typically provided under long-term agreements. The customer service and fulfillment consulting and transaction management services are typically provided under contracts that range from a few months to over a year.

The accompanying financial statements present the results of operations of the Company and its predecessor, Organic Online, Inc. On January 29, 1997, Organic Online Inc. was renamed Organic Holdings, Inc. and the Company was formed as a subsidiary under the name Organic Online, Inc. The Company exchanged 18,323,712 shares of Series A convertible preferred stock and nine shares of common stock for substantially all of the assets and liabilities of Organic Holdings, Inc. Certain non-operating assets and liabilities (approximately $0.3 million, net) were retained by Organic Holdings, Inc. and have been excluded from the accompanying financial statements. Because this reorganization did not result in a change in control of the Company, there was no change in the basis of accounting at the time of the reorganization. The Company changed its name from Organic Online, Inc. to Organic, Inc. on January 28, 1999.

CONSOLIDATION AND BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements include the accounts of the Company's wholly owned subsidiaries, Organic Media, Inc., Organic Online, Ltd., and Organic.com Private Ltd. and its share of a 70% owned subsidiary, Organic Brazil Comunicacao Interativa Limitada. All intercompany transactions have been eliminated in consolidation.

On May 25, 1999 and February 8, 2000 the Company's Board of Directors effected 3-for-1 splits of its outstanding shares of common and preferred stock. All share and per share information included in these financial statements have been retroactively adjusted to reflect these stock splits.

INTERIM FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements and related footnote information as of and for the nine months ended September 30, 1998 are unaudited but include, in management's opinion, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows. Results for the nine months ended September 30, 1998 and 1999 are not necessarily indicative of results for the entire year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of cash and investments in a money market fund. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

SHORT-TERM INVESTMENTS

The Company's investments in certain debt and equity securities are categorized as available for sale securities, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". At December 31, 1997 and 1998, the fair value of the investments approximated their cost.

CONCENTRATION OF CREDIT RISK

The Company extends credit to customers based on an evaluation of their financial condition and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts. Revenue derived from customers outside the United States has not been significant. At December 31, 1997 and 1998, and September 30, 1999, three customers, two customers and one customer accounted for 48%, 24%, and 21% of total accounts receivable, respectively. In the year ended 1996, three customers accounted for 30% of the Company's revenues. In the year ended 1997, no customers accounted for more than 10% of the Company's revenues. In the year ended 1998, one customer accounted for 12% of the Company's revenues. For the nine months ended September 30, 1998 and 1999, one customer and two customers accounted for 16% and 22% of the Company's revenues, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets ranging from three to five years. Leasehold improvements and equipment under capital leases are amortized over the lease term or estimated useful lives, whichever is shorter. Repairs and maintenance costs are charged to expense when incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Based upon borrowing rates currently available to the Company with similar terms, the carrying value of long-term debt and capital lease obligations approximate fair value.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

FOREIGN CURRENCY TRANSLATION

The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated into the reporting currency (U.S. dollars) at the foreign exchange rate in effect at the balance sheet date, while revenues and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in determining net income or loss but are accumulated and reported in stockholders' equity, as a component of other comprehensive income, on a net of tax basis. The Company has not entered into hedging contracts during any of the periods presented.

REVENUE RECOGNITION

Revenue on contracts is recorded using the percentage-of-completion method, retainer basis, or on a time and materials basis. Under the percentage-of-completion method, revenue on contracts is recognized based on the percentage of costs incurred to date to total estimated project costs. Earned but unbilled project revenues are classified under current assets as costs in excess of billings. Deferred revenue includes billings in excess of project revenues earned, amounts payable on behalf of and billed to customers, and cash received and other amounts billed in advance for services to be performed. The Company periodically evaluates the estimated costs to complete its contracts. Provisions for losses are recognized on uncompleted contracts when they become known. Under the retainer basis, which relates primarily to media and communications, revenue on contracts is recognized over the life of the contract on a straight-line basis. Under the time and materials basis, revenue on contracts is recognized based on agreed-upon hourly rates for the positions that recorded time on the project during the period plus any materials used and charged against the project. Sales of other services are recorded as revenue when services are rendered.

ADVERTISING EXPENSES

The Company expenses the cost of advertising and promoting its services as incurred. These costs are included in selling, general and administrative on the statement of operations.

INCOME TAXES

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial reporting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of deferred tax assets and liabilities give recognition to enacted tax rates in effect in the year the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that the Company expects to realize.

NET INCOME (LOSS) PER SHARE

The Company computes basic and diluted net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share", and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders for the period by the weighted

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income available to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. For those periods in which the Company has incurred a net loss, diluted net loss per share is equivalent to basic net loss per share since the assumed exercise of the Company's stock options and a warrant and the assumed conversion of the Company's preferred stock would be anti-dilutive and, accordingly, have been excluded from the calculation.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

Unaudited pro forma net loss per share for the year ended December 31, 1998 and nine months ended September 30, 1999 included in the statement of operations is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of Series A and Series B convertible preferred stock and the exercise of a warrant for common stock as if such conversion had occurred on January 1, 1998 for the year ended December 31, 1998 and on January 1, 1999 for the nine months ended September 30, 1999, or at the date of original issuance, if later.

PRO FORMA BALANCE SHEET (UNAUDITED)

Effective upon the closing of the Company's proposed initial public offering, subject to certain conditions as described in Note 6, the outstanding shares of Series A and Series B convertible preferred stock will automatically convert into 65,025,000 and 4,464,000 shares of common stock, respectively, and a warrant is exercisable for 2,249,076 shares of common stock. The unaudited pro forma amounts included on the balance sheet reflect these conversions and the assumed exercise, as if they had occurred on September 30, 1999.

COMPREHENSIVE INCOME

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise report and display, by major components and as a single total, the change in its net assets during the period from non-owner sources. The adoption of this Statement did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the exercise price of the options to purchase that stock.

SEGMENT REPORTING

The Company manages its operations on a geographical basis and, to date, has provided services primarily in the United States. Through September 30, 1999, foreign operations have not been significant in either revenue or investment in long-lived assets. Revenues from major customers are disclosed above in "Concentration of Credit Risk".

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically to assets, liabilities, unrecognized firm commitments or forecasted transactions. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value or cash flows. This Statement, as amended, is effective for fiscal years beginning after June 15, 2000. Management believes that the adoption of this Statement will not have a material effect on the Company's consolidated financial position or results of operations.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met. The Company adopted SOP 98-1 as of January 1, 1999. The adoption of this SOP did not have a material effect on the Company's consolidated financial position or results of operations.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". This SOP requires that entities expense start-up costs and organization costs as they are incurred. The Company adopted SOP 98-5 as of January 1, 1999. The adoption of this SOP did not have a material effect on the Company's consolidated financial position or results of operations.

NOTE 2 -- PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost, less accumulated depreciation and amortization. As of December 31, 1997 and 1998, and September 30, 1999, the amounts were as follows:

                                                          DECEMBER 31,
                                                        -----------------    SEPTEMBER 30,
                                                         1997      1998          1999
                                                        ------    -------    -------------
Computer hardware.....................................  $1,322    $ 4,354       $ 7,780
Computer software.....................................     208      1,461         1,707
Equipment.............................................     159        721           986
Furniture.............................................      40        243           278
Leasehold improvements................................     214      1,638         2,432
                                                        ------    -------       -------
                                                        $1,943    $ 8,417       $13,183
Less: accumulated depreciation and amortization.......    (630)    (1,847)       (3,579)
                                                        ------    -------       -------
                                                        $1,313    $ 6,570       $ 9,604
                                                        ======    =======       =======

Depreciation expense for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999 were $196, $401, $1,220, $744 and $2,144, respectively.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Included in the above is equipment acquired under capital leases of $169 at December 31, 1998 and $204 at September 30, 1999. Accumulated amortization on equipment acquired under capital leases was $28 and $66 at December 31, 1998 and September 30, 1999 respectively.

NOTE 3 -- INVESTMENTS

The Company's investments comprise of common stock received from its customers in exchange for services. The common stock, all of which is from privately held companies, has been recorded on the financial statements based on the estimated fair value of the services provided to the customers. The Company records a writedown for any declines in value that are judged to be other than temporary. During the years ended December 31, 1996, 1997 and 1998, and nine months ended September 30, 1998 and 1999, the Company received common stock that was recorded at $90, $100, $577, $252 and $687, respectively.

NOTE 4 -- ACCRUED EXPENSES AND EMPLOYEE COSTS

The following table presents the detailed categories of the Company's accrued expenses and employee costs that, on an individual basis, exceed five percent of total current liabilities:

                                                          DECEMBER 31,
                                                         --------------      SEPTEMBER 30,
                                                         1997      1998          1999
                                                         ----      ----      -------------
Accrued vacation.......................................  $ 92      $183         $  639
Accrued bonuses........................................    --        --          2,407
Other..................................................    68       678          4,293
                                                         ----      ----         ------
                                                         $160      $861         $7,339
                                                         ====      ====         ======

NOTE 5 -- DEBT

The Company had the following debt outstanding at December 31, 1998 and 1999 and September 30, 1999:

                                                           DECEMBER 31,
                                                         ----------------    SEPTEMBER 30,
                                                         1997      1998          1999
                                                         -----    -------    -------------
Revolving credit facility..............................  $  --    $    --       $ 4,000
Amounts borrowed under equipment line of credit........    968      2,551            --
Amounts borrowed under software financing agreements...     --        737           732
                                                         -----    -------       -------
                                                           968      3,288         4,732
Less: current portion..................................   (364)    (2,735)       (4,302)
                                                         -----    -------       -------
Total long-term debt...................................  $ 604    $   553       $   430
                                                         =====    =======       =======

The revolving credit facility was established in August 1999 with Omnicom Group and allows the Company to borrow up to $30.0 million at the lender's commercial paper rate, based on the published 30 day commercial lending rate in The Wall Street Journal at the last day of the month, plus 3.0% until the closing of the Company's proposed initial public offering. Thereafter, the Company may borrow up to $15.0 million at the lender's commercial paper rate plus 1.25%

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

through September 30, 2002. Interest is payable quarterly. A portion of the funds was used to repay the amounts borrowed under the equipment line of credit.

Borrowings under the revolving loan agreement are collateralized by certain long-term investments of the Company and are subject to certain financial covenants, including minimum revenue targets and limitations on capital equipment purchases. At September 30, 1999, the Company was in compliance with these covenants.

In connection with this agreement, the Company issued warrants to purchase 2,249,076 shares of its common stock at $0.0033 per share (Note 6).

The equipment line of credit, together with an additional credit agreement permitting borrowings through September 30, 1999 with the same financial institution, allows the Company to borrow up to $1.5 million for equipment purchases and $2.5 million limited to 75% of eligible accounts receivable and any outstanding letters of credit up to $1.0 million. At September 30, 1999, the Company had $144 in outstanding letters of credit under this agreement. Interest for amounts borrowed under the equipment line of credit was at the bank's prime lending rate plus 0.50%.

The amounts borrowed under the software financing agreements bear interest at rates of 6.89% and 8.25% and are repayable $73, $307, $329, and $22, during the three months ended December 31, 1999 and for each of the years through 2002, respectively.

NOTE 6 -- COMMON AND CONVERTIBLE PREFERRED STOCK

COMMON AND CONVERTIBLE PREFERRED STOCK

At September 30, 1999, the Company had authorized 35,000,000 shares and 25,000,000 shares of common stock and preferred stock, respectively. Of the 25,000,000 authorized shares of preferred stock, the Company has designated 21,675,000 shares as Series A preferred stock and 1,488,000 shares as Series B preferred stock. In November 1999, the Company's Board of Directors approved an amendment to the Articles of Incorporation to increase the number of authorized common shares to 200,000,000.

VOTING RIGHTS

Preferred stockholders receive one vote for each share of common stock into which the preferred shares are convertible.

LIQUIDATION PREFERENCE

In the event of liquidation, Series A and B preferred stockholders are entitled to receive $2.9833 and $7.2067 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of the Company's common stock. If assets remain upon completion of this liquidation distribution, the remaining assets of the Company would be distributed ratably among the holders of the Company's common stock.

DIVIDENDS

Holders of Series A and B preferred stock are entitled to receive noncumulative dividends at an annual rate of $0.1667 per share, payable when and if declared by the Company's Board of Directors. The Company may not pay a dividend on its common stock until Series A and B preferred stock dividends have been paid. The Company may not pay a dividend if the resulting

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

aggregate stockholders' equity of the Company falls below $14.0 million. The Company's Board of Directors through September 30, 1999 has declared no dividends.

CONVERSION

Currently, at the option of the holder, each share of Series A and B preferred stock is convertible into one share of the Company's common stock, subject to adjustments under certain conditions as provided for in the Company's Articles of Incorporation. Following the 3-for-1 split of the Company's outstanding common stock, the conversion rate will be one share of preferred stock for three shares of common stock. Each share of Series A and B preferred stock will be automatically converted into common stock upon the earlier of i) a vote or written consent by at least a majority of such shares when fewer than 2,100,000 shares of Series A preferred stock remain outstanding or ii) the closing of the sale of the Company's common stock at a public offering price equal to or exceeding $1.11 per share with aggregate proceeds of at least $7.5 million.

WARRANTS

In connection with the revolving credit facility (Note 5), the Company issued a warrant that entitles the lender to purchase 2,249,076 shares of the Company's common stock at an exercise price of $0.0033 per share. The warrant is exercisable until the earlier of an initial public offering of the Company's common stock or the expiration of the credit facility on September 30, 2002. The fair value of the warrant of $8.07 per share was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 6.77%, expected life of six months, expected dividend rate of 0%, and volatility of 110%. The Company recorded $18,151 as a deferred bank facility charge that is being amortized on a straight-line basis over the life of the revolving credit facility of three years.

NOTE 7 -- STOCK OPTIONS

In April 1997, the Company adopted the 1997 Stock Option Plan ("the Plan") which authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonstatutory stock options ("NSO") may be granted to employees, outside directors and consultants. The maximum number of options, as amended, cannot exceed 22,725,000 shares of the Company's common stock.

The stock options vest at a rate of 25% of the options granted after one year from date of grant, with the remaining options vesting on a pro rata monthly basis over the next 36 months. Options generally expire ten years from the date of grant; however, in the case of a stock option granted to a person owning more than 10% of the combined voting power of all classes of the Company's stock, the term of the option will be five years from the date of the grant. All cancelled or expired options become available for future grants.

In accordance with the Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The Company accounts for the Plan in accordance with APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. In connection with certain stock grants, the Company recognized deferred compensation that is being amortized over the vesting period of the options. Total stock-based compensation expense for the years ended December 31, 1996, 1997 and 1998 and nine months ended September 30, 1998 and 1999 was $53, $87, $694, $291, and $10,953,
respectively, for options granted to employees where the deemed fair value of the stock for accounting purposes exceeded the exercise price of the option at the grant date.

The following table summarizes the transactions under the Plan.

                                    YEARS ENDED DECEMBER 31,                   FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                         -----------------------------------------------   -----------------------------------------------
                                  1997                     1998                     1998                     1999
                         ----------------------   ----------------------   ----------------------   ----------------------
                                      WEIGHTED-                WEIGHTED-                WEIGHTED-                WEIGHTED-
                                       AVERAGE                  AVERAGE                  AVERAGE                  AVERAGE
                         NUMBER OF    EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    EXERCISE
                           SHARES       PRICE       SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                         ----------   ---------   ----------   ---------   ----------   ---------   ----------   ---------
                                                                                (UNAUDITED)
Options outstanding,
  beginning of
  period...............          --     $  --      8,230,005     $0.09      8,230,005     $0.09     10,649,958     $0.13
  Granted..............  10,364,850      0.09      7,543,575      0.14      4,005,450      0.10      9,528,150      1.14
  Exercised............      (6,993)     0.10       (895,815)     0.04       (348,606)     0.10       (716,307)     0.11
  Expired or
    cancelled..........  (2,127,852)     0.10     (4,227,807)     0.10     (2,935,179)     0.10     (3,748,869)     0.19
                         ----------               ----------               ----------               ----------
Options outstanding,
  end of period........   8,230,005     $0.09     10,649,958     $0.13      8,951,670     $0.09     15,712,932     $0.72
                         ==========               ==========               ==========               ==========
Options exercisable,
  end of period........   1,870,734     $0.08      1,451,949     $0.10      1,879,107     $0.08      2,525,502     $0.09
                         ==========               ==========               ==========               ==========

The following table summarizes information about stock options outstanding under the Plan.

                                              OPTIONS OUTSTANDING AT             OPTIONS EXERCISABLE AT
                                                SEPTEMBER 30, 1999                 SEPTEMBER 30, 1999
                                    ------------------------------------------   -----------------------
                                                     WEIGHTED-       WEIGHTED-                 WEIGHTED-
                                                      AVERAGE         AVERAGE                   AVERAGE
                                      NUMBER         REMAINING       EXERCISE      NUMBER      EXERCISE
     RANGE OF EXERCISE PRICES       OUTSTANDING   CONTRACTUAL LIFE     PRICE     EXERCISABLE     PRICE
     ------------------------       -----------   ----------------   ---------   -----------   ---------
$       0.00......................     239,202      10.79 years        $0.00         79,827      $0.00
 0.10 - 0.56......................   7,732,080      10.08               0.20      2,445,675       0.10
 0.67 - 1.33......................   5,050,650       9.73               1.02             --         --
 1.67 - 2.00......................   2,691,000       9.92               1.75             --         --
                                    ----------                                    ---------
                                    15,712,932       9.95              $0.72      2,525,502      $0.09
                                    ==========                                    =========

At December 31, 1997 and 1998, and September 30, 1998 and 1999, 14,488,002,
11,172,234, 13,417,731, and 5,392,953 shares, respectively, were available for future stock option grants under the Plan.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The weighted-average fair value of Plan options granted was $0.02 and $0.34 for the years ended December 31, 1997 and 1998, respectively, and $0.28 and $5.38 for the nine months ended September 30, 1998 and 1999. The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                               FOR THE
                                                                             NINE MONTHS
                                                        YEARS ENDED             ENDED
                                                        DECEMBER 31,        SEPTEMBER 30,
                                                    --------------------    -------------
                                                    1996    1997    1998    1998     1999
                                                    ----    ----    ----    ----     ----
Risk-free interest rates..........................  6.09%   5.72%   5.12%   5.12%    5.78%
Expected lives (years)............................    4       4       4       4         4
Expected dividend yields..........................    0%      0%      0%      0%        0%
Expected volatility...............................    0%      0%      0%      0%        0%

Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described above and because additional grants are made each year, the results below may not be representative of future periods.

Had the Company accounted for compensation expense on stock options granted to employees according to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and net income (loss) per share would have decreased (increased) to the pro forma amounts indicated in the following table. Since no options were granted prior to 1997 under this Plan, the pro forma results indicated for those periods presented in the following table do not reflect the full effect of amortization over the entire vesting period, and thus, may not be representative of future periods.

                                                                          FOR THE
                                                                        NINE MONTHS
                                               YEARS ENDED                 ENDED
                                               DECEMBER 31,            SEPTEMBER 30,
                                            ------------------    ------------------------
                                             1997       1998         1998           1999
                                            -------    -------    -----------     --------
                                                                  (UNAUDITED)
Net income (loss) -- as reported..........  $(1,785)   $(2,766)     $1,146        $(15,737)
Net income (loss) -- pro forma............   (1,808)    (2,883)      1,079         (16,614)
Basic net income per common share -- as
  reported................................  $  (668)   $(10.81)     $ 8.41        $ (13.01)
Basic net income per common share -- pro
  forma...................................     (677)    (11.27)       7.92          (13.73)
Diluted net income (loss) per common
  share -- as reported....................  $  (668)   $(10.81)     $ 0.02        $ (13.01)
Diluted net income (loss) per common
  share -- pro forma......................     (677)    (11.27)       0.02          (13.73)

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

Prior to the adoption of the 1997 Stock Plan, the Company did not have a formal stock option plan and options were granted to employees and directors to purchase shares of the Company's predecessor, Organic Online Inc., at various exercise prices. For the years ended December 31, 1996, 1997 and 1998, and nine months ended September 30, 1998 and 1999, the employees and directors were granted 58,000, 24,000, 5,000, 5,000, and 225,409 options, respectively, under this arrangement. As of September 30, 1999, the number of options outstanding under this arrangement was 364,517.

NOTE 8 -- INCOME TAXES

As of September 30, 1999, the Company had net operating loss carryforwards of approximately $2.7 million for federal and state income tax purposes arising from the taxable loss in the years ended December 31, 1997 and 1998. The federal net operating loss carryforwards expire in the years 2012 and 2018, respectively. The state net operating loss carryforwards expire in the years 2005. Valuation allowances have been provided against the net deferred tax assets due to the uncertainty of their realization.

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income may be subject to restrictions attributable to equity transactions that result in changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards.

The difference between the income tax expense (benefit) at the federal statutory rate of 34% and the Company's effective tax rate is due primarily to net operating loss carryforwards and the valuation allowance.

Effective January 1, 1996, the Company became an S-Corporation and accordingly, was not subject to income tax in 1996. The tax benefit in 1996 represents the reversal of the net deferred tax liabilities at the date the Company changed from a C-Corporation to an S-Corporation. Upon the formation of the Company into Organic Online (see Note 1), in January 1997, the Company operated as a C-Corporation.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The components of income tax expense (benefit) were as follows:

                                                                            FOR THE
                                                                          NINE MONTHS
                                                    YEARS ENDED              ENDED
                                                   DECEMBER 31,          SEPTEMBER 30,
                                                 -----------------    --------------------
                                                  1997       1998        1998         1999
                                                 -------    ------    -----------     ----
                                                                      (UNAUDITED)
Current
  Federal......................................  $    --    $   --       $ 60         $--
  State........................................        3        10         23           9
  Foreign......................................       --        --         --          55
                                                 -------    ------       ----         ---
     Total currently payable...................        3        10         83          64
                                                 -------    ------       ----         ---
Deferred
  Federal......................................     (753)      753        629          --
  State........................................     (247)      247        201          --
                                                 -------    ------       ----         ---
     Total deferred............................   (1,000)    1,000        830          --
                                                 -------    ------       ----         ---
     Total income tax expense (benefit)........  $  (997)   $1,010       $913         $64
                                                 =======    ======       ====         ===

The components of the deferred tax assets of the Company were as follows:

                                                          DECEMBER 31,
                                                        -----------------    SEPTEMBER 30,
                                                         1997      1998          1999
                                                        ------    -------    -------------
Accumulated depreciation..............................  $   12    $   (26)      $   203
Compensation costs....................................      --         --         1,365
Organizational costs..................................      --          6            11
Tax credits...........................................      --          9            66
Accruals and reserves.................................     132        243         2,028
Net operating loss carryforward.......................     856      1,240         1,371
                                                        ------    -------       -------
     Gross deferred tax asset.........................   1,000      1,472         5,044
Valuation allowance...................................      --     (1,472)       (5,044)
                                                        ------    -------       -------
     Net deferred tax asset...........................  $1,000    $    --       $    --
                                                        ======    =======       =======

NOTE 9 -- 401(k) SAVINGS PLAN

In January 1997, the Company established a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees with at least one month of service are eligible to participate in the plan. Employees may contribute up to 20 percent of their pre-tax covered compensation through salary deductions. In 1999, the Company began contributing 25 percent of every pre-tax dollar an employee contributes up to the first 5 percent of the employee's pre-tax covered compensation. Employees are 50 percent vested in the employer's contributions after one year of service and fully vested after two years.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

All employer contributions are tax deductible by the Company. The Company's matching contribution expense was $57 for the nine months ended September 30, 1999. In addition, the Company may make a discretionary profit-sharing contribution to all eligible employees, regardless of whether an employee is participating in the 401(k) plan. However, no such contributions have been made through September 30, 1999.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

The Company leases various office space and office equipment under non-cancelable operating and capital leases with initial or remaining terms of one year or more. Total rent expense under operating leases was $70, $207, and $876 for the years ended December 31, 1996, 1997 and 1998, respectively, and $526 and $1,815 for the nine months ended September 30, 1998 and 1999, respectively. At September 30, 1999, the future minimum lease payments under all lease arrangements are as follows:

                                                              OPERATING    CAPITAL
                                                               LEASES      LEASES
                                                              ---------    -------
Three months ending December 31, 1999.......................   $   546      $ 15
Years ending December 31, 2000..............................     2,050        62
  2001......................................................     1,607        49
  2002......................................................     1,553        46
  2003......................................................     1,354        26
  2004......................................................     1,118         1
Thereafter..................................................     4,368        --
                                                               -------      ----
Total minimum lease payments................................   $12,596       199
                                                               =======
Less: amount representing interest..........................                  49
                                                                            ----
Present value of net minimum payments.......................                 150
Less: current portion of obligations under capital leases...                  42
                                                                            ----
Long-term obligations under capital leases..................                $108
                                                                            ====

The Company has one lease in San Francisco, California that contains an escalation clause that will become effective upon the consummation of the proposed initial public offering. There are no restrictions on paying dividends, incurring additional debt or negotiating additional leases under the terms of the present lease agreements.

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 11 -- EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted net income per share for the year ended December 31, 1996 and nine months ended September 30, 1998.

                                                                      FOR THE NINE MONTHS
                                                YEAR ENDED            ENDED SEPTEMBER 30,
                                            DECEMBER 31, 1996                1998
                                          ----------------------    -----------------------
                                           BASIC       DILUTED       BASIC        DILUTED
                                          -------    -----------    --------    -----------
                                                                          (UNAUDITED)
Net income applicable to common stock...  $   237    $       237    $  1,146    $     1,146
                                          =======    ===========    ========    ===========
Weighted average common shares
  outstanding...........................        9              9     136,259        136,259
Additional shares due to:
  Assumed conversion of dilutive stock
     options............................       --             --          --        263,460
  Assumed conversion of Series A
     convertible preferred stock........       --     65,025,000          --     65,025,000
                                          -------    -----------    --------    -----------
Adjusted weighted average common shares
  outstanding...........................        9     65,025,009     136,259     65,424,719
                                          =======    ===========    ========    ===========
Net income per share....................  $26,286    $      0.00    $   8.41    $      0.02
                                          =======    ===========    ========    ===========

The following table sets forth common stock equivalents that were not included in the calculation of diluted net loss per share because to do so would be anti-dilutive for those periods presented.

                                               YEARS ENDED
                                               DECEMBER 31,            FOR THE NINE MONTHS
                                         ------------------------      ENDED SEPTEMBER 30,
                                            1997          1998                1999
                                         ----------    ----------      -------------------
Weighted average effect of common stock
  equivalents:
  Series A convertible preferred
     stock.............................  65,025,000    65,025,000          65,025,000
  Series B convertible preferred
     stock.............................          --            --           4,006,154
  Common stock options.................       2,671     2,313,711           9,056,148
  Common stock warrants................          --            --             148,291

NOTE 12 -- RELATED PARTY TRANSACTIONS

On March 31, 1999, the Company entered into a promissory note agreement for $200 with an Executive of the Company. This note bears an annual interest rate of 7% with interest payments due every other year beginning on March 31, 2001. Under the terms of this agreement, the entire principal amount will become payable upon the consummation of the Company's proposed initial public offering, as long as the offering price is at least $10 per share and the aggregate proceeds are at least $75.0 million.

Concurrent with the reorganization in January 1997, the Company issued 3,351,288 shares of Series A convertible preferred stock to Omnicom Group for cash proceeds of $10.0 million. In

                                 ORGANIC, INC.

            AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

February 1999, the Company issued 1,488,000 shares of Series B convertible preferred stock to Omnicom Group for net cash proceeds of $7,718 plus the settlement of a $3.0 million short-term bridge loan that was obtained from Omnicom Group in January 1999. See Note 5 and 6 for detailed information on the Company's revolving credit facility agreement with Omnicom Group and related warrants. In the future, the Company expects to have transactions in the ordinary course of business with Omnicom Group.

NOTE 13 -- SUBSEQUENT EVENTS

On November 4, 1999, the Company entered into a lease for office space in New York. The office space consists of approximately 110,000 square feet and has a lease term of 15 years, with a projected commencement date of June 1, 2000. The monthly lease payment will be approximately $275, $298, and $321 during the first five years, subsequent five years and last five years, respectively. The lease has been guaranteed by Omnicom Group for up to $4.5 million.

On November 8, 1999, the Company entered into a lease for new headquarters office space in San Francisco. In accordance with this lease agreement, the Company provided a $10.0 million letter of credit to the landlord to secure this space. The office space consists of approximately 212,000 square feet and has a lease term of 10 years, with a projected commencement date of September 1, 2000. The anticipated monthly lease payment during the first year will be approximately $705 with an annual escalation clause of approximately 4%. The Company expects to sublease a portion of the office space.

In October 1999, the Company's Board of Directors approved 360,000 options at $2.33 per share. In November 1999 the Company's Board of Directors approved 5,421,375 stock options at $2.67 per share, an increase in the number of authorized common shares to 200,000,000, adopted the 1999 long-term stock incentive plan of 10,500,000 authorized shares, and the 2000 employee stock purchase plan of 10,000,000 authorized shares.

                                  UNDERWRITING

     Organic and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Thomas Weisel Partners LLC are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................     2,150,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     1,290,000
Thomas Weisel Partners LLC..................................       860,000
A.G. Edwards & Sons, Inc. ..................................       150,000
Edward D. Jones & Co., L.P. ................................       150,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       150,000
Salomon Smith Barney Inc. ..................................       150,000
Wasserstein Perella Securities, Inc. .......................       150,000
Advest, Inc. ...............................................        75,000
Dain Rauscher Incorporated..................................        75,000
Friedman Billings Ramsey & Co., Inc.........................        75,000
Legg Mason Wood Walker, Incorporated........................        75,000
May, Davis Group Inc. ......................................        75,000
Wit Capital Corporation.....................................        75,000
                                                                 ---------

          Total.............................................     5,500,000
                                                                 =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to Organic per share of common stock. The underwriting fee is 7% of the initial public offering price.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Organic. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 825,000 additional shares.

                                Paid By Organic
                              -------------------

                                                          No Exercise   Full Exercise
                                                          -----------   -------------
Per share...............................................  $     1.40     $     1.40
Total...................................................  $7,700,000     $9,555,000

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.84 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Each officer, director and shareholder of Organic has agreed with the underwriters not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plan and does not apply to any of the shares offered and sold pursuant to the directed share program described below. However, Goldman, Sachs & Co. may waive this lock-up restrictions at any time before the end of the 180 day lock-up period. See "Shares Eligible for Future Sale" for a discussion of other transfer restrictions.

     Prior to the offering, there has been no public market for the shares. The initial public offering price for the common stock was negotiated among us and the representatives of the underwriters. The primary factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Organic's historical performance, estimates of the business potential and earnings prospects of Organic, an assessment of Organic's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The common stock has been approved for quotation on the Nasdaq National Market under the symbol "OGNC".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect that market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. Organic has undertaken a directed share program, pursuant to which it has directed the underwriters to reserve up to fifteen percent of the shares of its common stock for sale at the initial public offering price to directors, officers and friends of Organic. In addition, Organic has requested that the underwriters reserve 385,000 shares of its common stock for sale at the initial public offering price to DaimlerChrysler, one of Organic's clients. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998 Thomas Weisel Partners has been named as a lead or co-manager of 106 filed public offerings of equity securities, of which 79 have been completed, and has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except for our contractual relationship with us under the terms of the underwriting agreement entered into in connection with this offering.

     Organic estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.1 million.

     Organic has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

INSIDE BACK COVER:

ORGANIC LOGO
SUBHEAD: Key Areas of Focus


IMAGE 1: photo of Organic employees
SUBHEAD 1: Expand Client Engagements
SUBHEAD 2: Attaction & Retention

IMAGE 2: photo of Organic employees
SUBHEAD 3: Understaning & Innovation
SUBHEAD 4: Knowledge Management

IMAGE 3: photo of Organic employees

----------------------------------------------------------
----------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................    8
Special Note Regarding Forward-Looking
  Statements............................   21
Use of Proceeds.........................   22
Dividend Policy.........................   22
Capitalization..........................   23
Dilution................................   24
Selected Consolidated Financial Data....   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   27
Business................................   38
Management..............................   54
Related Party Transactions..............   66
Principal Stockholders..................   68
Description of Capital Stock............   69
Shares Eligible for Future Sale.........   74
Legal Matters...........................   75
Experts.................................   75
Available Information...................   75
Index to Consolidated Financial
  Statements............................  F-1
Underwriting............................  U-1

                           -------------------------
     Through and including March 5, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriter and with respect to an unsold allotment or subscription.
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
                                5,500,000 Shares

                                 ORGANIC, INC.

                                  Common Stock
                           -------------------------

[Organic logo]

                           -------------------------
                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                           THOMAS WEISEL PARTNERS LLC

                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------